Filed Pursuant to Rule 424(b)(5)
Registration No. 333-289630

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus is not an offer to sell these securities and the Republic is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 15, 2025

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 28, 2025)

THE REPUBLIC OF KOREA

US$       % NOTES DUE 20

The Republic expects to issue one or more series of each of the above-listed senior notes in aggregate principal amounts to be determined.

The US$    aggregate principal amount of    % notes due 20    (the “Notes”) will mature on October    , 20   . The Notes will bear interest at the rate of    % per year. Interest on the Notes is payable on April     and October     of each year, beginning on April  , 2026. The Republic will not have any right to redeem the Notes prior to maturity. Except as described in the accompanying prospectus under “Description of the Debt Securities—Global Securities”, the Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company, as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Notes
	Per Note	Total
Public offering price	%	US$
Underwriting discounts	%	US$
Proceeds to the Republic (before expenses)(1)%		US$

(1)	The underwriters have agreed to pay certain expenses of the Republic in connection with this offering. For more information, see “Underwriting” in this prospectus supplement.

In addition to the public offering price to the public, you will have to pay for interest accrued on the Notes from October    , 2025, if any.

The Notes will be designated “enhanced collective action debt securities” (as defined in “Description of the Debt Securities—Events of Default—Enhanced Collective Action Debt Securities” and “Description of the Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Enhanced Collective Action Debt Securities” in the accompanying prospectus). See “Summary” and “Description of the Notes—General.”

Application will be made to the Singapore Exchange Securities Trading Limited (the “Singapore Stock Exchange”) for the listing and quotation of the Notes on the Singapore Stock Exchange. The Singapore Stock Exchange assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of the Notes on, the Singapore Stock Exchange are not to be taken as an indication of the merits of the Republic or the Notes. In addition, application will be made for the listing of the Notes on the International Securities Market of the London Stock Exchange. Application will also be made to list the Notes on the Luxembourg Stock Exchange and to have the Notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. No assurance can be given that such applications will be approved or that such listings will be maintained. Currently, there is no public market for the Notes.

The underwriters expect to deliver the Notes to investors through the book-entry facilities of The Depository Trust Company on or about October   , 2025.

Joint Bookrunners

Citigroup	Goldman Sachs International	HSBC

J.P. Morgan	Korea Investment & Securities

The date of this prospectus supplement is October   , 2025.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. The Republic has not authorized anyone to provide you with different information. The Republic is not making an offer of the Notes in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

Prospectus Supplement

Prospectus

CERTAIN DEFINED TERMS

Unless the context otherwise requires, all references to “Korea” or the “Republic” contained in this prospectus supplement are to The Republic of Korea. All references to the “Government” are to the government of Korea.

Unless otherwise indicated, all references to the “Notes” contained in this prospectus supplement are to the US$    aggregate principal amount of    % notes due 20     .

Unless otherwise indicated, all references to “won”, “Won” or “~~W~~” contained in this prospectus supplement are to the currency of Korea and references to “U.S. dollars”, “Dollars”, “dollars”, “$” or “US$” are to the currency of the United States of America.

All references to the “Singapore Stock Exchange” contained in this prospectus supplement are to the Singapore Exchange Securities Trading Limited.

IMPORTANT NOTICES

UK MiFIR product governance / Professional investors and ECPs only target market—Solely for the purposes of the manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, each as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

UK Financial Promotion Legend—This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

ADDITIONAL INFORMATION

The information in this prospectus supplement is in addition to the information contained in the Republic’s prospectus dated August 28, 2025. The accompanying prospectus contains information regarding the Republic, as well as a description of some terms of the Notes. You can find further information regarding the Republic and the Notes in registration statement no. 333-289630, as amended (the “registration statement”), relating to the debt securities of the Republic, which is on file with the Securities and Exchange Commission.

THE GOVERNMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION IN THIS DOCUMENT

The Government is responsible for the accuracy of the information in this prospectus supplement and the accompanying prospectus and confirms that, to the best of the Government’s knowledge, the information contained in this prospectus supplement and the accompanying prospectus is in accordance with facts and that the Government has included all facts that should be included not to mislead potential investors. The delivery of this prospectus supplement and the accompanying prospectus at any time does not imply that any information contained in this prospectus supplement and the accompanying prospectus is correct at any time subsequent to the date of this prospectus supplement.

The Singapore Stock Exchange assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of the Notes on, the Singapore Stock Exchange are not to be taken as an indication of the merits of the Republic or the Notes.

IMPORTANT NOTICE TO PROSPECTIVE INVESTORS

Prospective investors should be aware that certain intermediaries in the context of this offering of the Notes, including certain underwriters, are “capital market intermediaries” (“CMIs”) subject to Paragraph 21 of the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong (the “SFC Code”). This notice to prospective investors is a summary of certain obligations the SFC Code imposes on such CMIs, which require the attention and cooperation of prospective investors. Certain CMIs may also be acting as “overall coordinators” (“OCs”) for this offering and are subject to additional requirements under the SFC Code.

Prospective investors who are the directors, employees or major shareholders of the Republic, a CMI or its group companies, as applicable, would be considered under the SFC Code as having an association (“Association”) with the Republic, the CMI or the relevant group company. Prospective investors associated with the Republic or any CMI (including its group companies), as applicable, should specifically disclose this when placing an order for the Notes and should disclose, at the same time, if such orders may negatively impact the price discovery process in relation to this offering. Prospective investors who do not disclose their Associations are hereby deemed not to be so associated. Where prospective investors disclose their Associations but do not disclose that such order may negatively impact the price discovery process in relation to this offering, such order is hereby deemed not to negatively impact the price discovery process in relation to this offering.

Prospective investors should ensure, and by placing an order prospective investors are deemed to confirm, that orders placed are bona fide, are not inflated and do not constitute duplicated orders (i.e., two or more corresponding or identical orders placed via two or more CMIs). If a prospective investor is an asset management arm affiliated with any underwriter, such prospective investor should indicate when placing an order if it is for a fund or portfolio where the underwriter or its group company has more than a 50% interest, in which case it will be classified as a “proprietary order” and subject to appropriate handling by CMIs in accordance with the SFC Code and should disclose, at the same time, if such “proprietary order” may negatively impact the price discovery process in relation to this offering. Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not a “proprietary order”. If a prospective investor is otherwise affiliated with any underwriter, such that its order may be considered to be a “proprietary order” (pursuant to the SFC Code), such prospective investor should indicate to the relevant underwriter when placing such order. Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not a “proprietary order”. Where prospective investors disclose such information but do not disclose that such “proprietary order” may negatively impact the price discovery process in relation to this offering, such “proprietary order” is hereby deemed not to negatively impact the price discovery process in relation to this offering.

Prospective investors should be aware that certain information may be disclosed by CMIs (including private banks) which is personal and/or confidential in nature to the prospective investor. By placing an order, prospective investors are deemed to have understood and consented to the collection, disclosure, use and transfer of such information by the underwriters and/or any other third parties as may be required by the SFC Code, including to the Republic, any OCs, relevant regulators and/or any other third parties as may be required by the SFC Code, it being understood and agreed that such information shall only be used for the purpose of complying with the SFC Code, during the bookbuilding process for this offering. Failure to provide such information may result in that order being rejected.

Notice to investors in Singapore: By accepting this prospectus supplement and the accompanying prospectus, if you are an investor in Singapore, you: (I) represent and warrant that you are either (1) an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore (the “SFA”)) pursuant to Section 274 of the SFA; or (2) an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA, and (II) agree to be bound by the limitations and restrictions described herein.

NOT AN OFFER IF PROHIBITED BY LAW

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country which prohibits the offering. For a description of some restrictions on the offering and sale of the Notes and the distribution of this prospectus supplement and the accompanying prospectus, see “Underwriting—Non-U.S. Selling Restrictions” beginning on page S-21 of this prospectus supplement.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Non-U.S. Selling Restrictions—Korea” on page S-22 of this prospectus supplement.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE “UNDERWRITING” IN THIS PROSPECTUS SUPPLEMENT.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of the Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

Issuer	The Republic of Korea.

Notes	US$ aggregate principal amount of % notes due 20 .

Maturity Date	The Notes will mature on October , 20 .

Interest	The Notes will bear interest at the rate of % per year. Interest on the Notes will be computed based on a 360-day year consisting of twelve 30-day months.

Interest Payment Dates	Interest on the Notes will be paid twice each year on April and October of each year, beginning on April , 2026. Interest on the Notes will accrue from October , 2025.

Denominations	The Notes will be issued in denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption	The Republic may not redeem the Notes prior to maturity.

Form and Settlement	The Republic will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of The Depository Trust Company (“DTC”). Except as described in the accompanying prospectus under “Description of the Debt Securities—Global Securities” and in this prospectus supplement under “Description of the Notes—Form and Registration— Certificated Notes”, the global notes will not be exchangeable for Notes in definitive registered form and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank SA/NV (“Euroclear”) or Clearstream Banking S.A. (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement”.

Listing and Markets	Application will be made to the Singapore Stock Exchange for the listing and quotation of the Notes on the Singapore Stock Exchange. For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Notes, if traded on the Singapore Stock Exchange, will be traded in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies). Accordingly, the Notes, if traded on the Singapore Stock Exchange, will be traded in a minimum board lot size of US$200,000. The Republic will offer the Notes for sale in countries in the Americas, Europe, Asia and elsewhere where it is legal to make such offers. In addition, application will be made to list the Notes on the International Securities Market of the London Stock Exchange. Application will also be made to list the Notes on the Luxembourg Stock Exchange and to have the Notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. No assurance can be given that such applications will be approved or that such listings will be maintained.

Status of Notes	The Notes will constitute direct, general, unconditional, and unsubordinated External Indebtedness (as defined in “Description of the Debt Securities—Status of Debt Securities” in the accompanying prospectus) of the Republic for which the full faith and credit of the Republic is pledged. The Notes will rank without any preference among themselves and equally with all other unsubordinated External Indebtedness of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the Notes ratably with payments being made under any other External Indebtedness of the Republic. See “Description of the Notes—Status of the Notes” in this prospectus supplement and “Description of the Debt Securities—Status of Debt Securities” in the accompanying prospectus.

Negative Pledge	Subject to certain exceptions, if any of the Notes are outstanding, the Republic will not create or permit to subsist any Security Interest (as defined in “Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus) on the Republic’s assets as security for any of the Republic’s Public External Indebtedness (as defined in “Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus), unless the Notes are secured equally and ratably with such Public External Indebtedness. See “Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus.

Delivery of the Notes	The Republic expects to make delivery of the Notes, against payment in same-day funds on or about October , 2025, which the Republic expects will be the business day following the date of this prospectus supplement, referred to as “T+ ”. You should note that initial trading of the Notes may be affected by the “T+ ” settlement. See “Underwriting—Delivery of the Notes” in this prospectus supplement.

Taxation	The Republic will make all payments of principal of and interest on the Notes without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. In that event, the Republic will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction, subject to certain exceptions provided in the accompanying prospectus. See “Description of the Debt Securities—Additional Amounts” in the accompanying prospectus. For a description of certain United States tax aspects of the Notes, see “Taxation—U.S. Federal Income Tax Considerations” in the accompanying prospectus.

Fiscal Agent	The Bank of New York Mellon.

Further Issues	The Republic may, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes (except for the public offering price and issue date) and consolidate such additional debt securities to form a single series with the Notes. See “Description of the Debt Securities— Further Issues of Debt Securities” in the accompanying prospectus.

Use of Proceeds

The net proceeds from the sale of the Notes will become part of the Foreign Exchange Stabilization Fund established and managed under the Korean Foreign Exchange Transactions Act. See “Use of Proceeds” in the accompanying prospectus.

Governing Law	The Notes and the fiscal agency agreement will be governed by the laws of the State of New York. The laws of the Republic will govern all matters governing the authorization, execution and delivery of the Notes and the fiscal agency agreement by the Republic.

Enhanced Collective Action Clauses

The Notes will be designated “enhanced collective action debt securities” (as defined in “Description of the Debt Securities—Events of Default—Enhanced Collective Action Debt Securities” and “Description of the Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Enhanced Collective Action Debt Securities” in the accompanying prospectus) and will contain certain provisions, commonly referred to in this prospectus supplement and the accompanying prospectus as “enhanced collective action clauses”, regarding acceleration and voting on amendments, modifications and waivers. As such, the Notes will contain provisions under which the Republic may, among other things, amend the payment provisions and certain other material terms of the Notes with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, whether or not the “uniformly applicable”

requirements are met, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. See “Description of the Debt Securities—Events of Default—Enhanced Collective Action Debt Securities” and “Description of the Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Enhanced Collective Action Debt Securities” in the accompanying prospectus.

USE OF PROCEEDS

The net proceeds from the sale of the Notes will become part of the Foreign Exchange Stabilization Fund established and managed under the Korean Foreign Exchange Transactions Act. See “Use of Proceeds” in the accompanying prospectus.

RECENT DEVELOPMENTS

This section provides information that supplements the information about the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated August 28, 2025. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE REPUBLIC OF KOREA

The Economy

Gross Domestic Product

Based on preliminary data, GDP growth in the first half of 2025 was 0.2% at chained 2020 year prices, primarily due to a 2.8% increase in exports of goods and services and a 1.2% increase in aggregate private and general government consumption expenditures, the effects of which were offset in part by a 4.0% decrease in gross domestic fixed capital formation and a 3.1% increase in imports of goods and services, each compared with the corresponding period of 2024.

Principal Sectors of the Economy

Prices, Wages and Employment

Based on preliminary data, the inflation rate was 2.1% and the unemployment rate was 3.1% in the first half of 2025.

The Financial System

Securities Markets

The Korea Composite Stock Price Index was 3,186.0 on August 29, 2025, 3,424.6 on September 30, 2025 and 3,561.8 on October 14, 2025.

Monetary Policy

Foreign Exchange

The market average exchange rate between the Won and the U.S. Dollar (in Won per one U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. was Won 1,388.6 to US$1.00 on August 29, 2025, Won 1,402.2 to US$1.00 on September 30, 2025 and Won 1,427.7 to US$1.00 on October 14, 2025.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic’s current account surplus in the first half of 2025 increased to US$49.4 billion from the current account surplus of US$40.2 billion in the corresponding period of 2024, primarily due to increases in surpluses from the income account and the goods account, the effects of which were offset in part by an increase in deficit from the service account.

Trade Balance

Based on preliminary data, the Republic recorded a trade surplus of US$27.8 billion in the first half of 2025. Exports remained relatively stable at US$334.7 billion in the first half of 2025 compared to US$334.8 billion in the corresponding period of 2024. Imports decreased by 1.6% to US$306.9 billion in the first half of 2025 from US$311.9 billion in the corresponding period of 2024, primarily due to a decrease in energy and commodity prices, which also led to decreased unit prices of other major raw materials.

Foreign Currency Reserves

The amount of the Government’s foreign currency reserves was US$416.3 billion as of August 29, 2025.

Government Finance

The Ministry of Economy and Finance currently prepares the Government budget and administers the Government’s finances. Effective January 2, 2026, however, such responsibility will be transferred to a new ministry to be established under the Prime Minister’s Office, which is expected to be called the Ministry of Planning and Budget (the “Ministry of Planning and Budget”).

Under the National Finance Act, the Government’s fiscal year commences on January 1. The Government must submit the budget, which is drafted by the Minister of Economy and Finance (or the Minister of Planning and Budget, beginning on January 2, 2026) and approved by the President of the Republic, to the National Assembly not later than 120 days prior to the start of the fiscal year and may submit supplementary budgets revising the original budget at any time during the fiscal year.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes the Republic is offering. The following description is only a summary. The Republic urges you to read the fiscal agency agreement described below and the form of global note before deciding whether to invest in the Notes. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement.

The Notes are a series of debt securities more fully described in “Description of the Debt Securities” in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

General

The Republic will issue the Notes under the fiscal agency agreement, dated as of April 17, 1998, as amended by Amendment No. 1 dated June 3, 2003 and Amendment No. 2 dated July 17, 2018, between the Republic and The Bank of New York Mellon, as fiscal agent. The Notes will constitute direct, general, unconditional and unsubordinated obligations of the Republic for which the full faith and credit of the Republic is pledged. The aggregate principal amount of the Notes will be US$    and will mature on October    , 20   . The Notes will be issued in denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

The Notes will be designated “enhanced collective action debt securities” (as defined in “Description of the Debt Securities—Events of Default—Enhanced Collective Action Debt Securities” and “Description of the Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Enhanced Collective Action Debt Securities” in the accompanying prospectus) and will contain certain provisions, commonly referred to in this prospectus supplement and the accompanying prospectus as “enhanced collective action clauses”, regarding acceleration and voting on amendments, modifications and waivers. As such, the Notes will contain provisions under which the Republic may, among other things, amend the payment provisions and certain other material terms of the Notes with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, whether or not the “uniformly applicable” requirements are met, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. See “Description of the Debt Securities—Events of Default— Enhanced Collective Action Debt Securities” and “Description of the Debt Securities—Modifications and Amendments; Debt Securityholders’ Meetings—Enhanced Collective Action Debt Securities” in the accompanying prospectus.

Payment of Principal and Interest

The Notes will bear interest at    % per year from October    , 2025. Interest on the Notes will be payable semi-annually on April     and October     of each year, beginning on April    , 2026. Interest payable on the Notes on any interest payment date will be payable to the person in whose name such Notes are registered at the close of business on the fifteenth day (whether or not a business day) next preceding such interest payment date, which for so long as the Notes are in book-entry form will generally be Cede & Co., as DTC’s nominee. Principal of the Notes will be payable at par. Upon receipt of any payment of principal of or interest on the Notes, DTC will credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of Notes as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in the Notes held through such participants will be the responsibility of such participants, as is in the case with securities held for accounts of customers registered in

“street name”. The Republic will have no responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Principal of and interest on the Notes will be payable in U.S. dollars or in such other coin or currency of the United States as at the time of payment is legal tender for the payment of public and private debts. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. In any case where the due date for the payment of the principal of or interest on the Notes will be, at any place from which any check for such payment is to be mailed or where such Note is to be surrendered for payment or, in the case of payments by transfer, where such transfer is to be made, a day on which banking institutions in New York City are authorized or obligated by law to close, then such payment need not be made on such date at such place but may be made on the next succeeding day at such place which is not a day on which banking institutions are authorized or obligated by law to close, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

Status of the Notes

The Notes will constitute direct, general, unconditional and unsubordinated External Indebtedness of the Republic for which the full faith and credit of the Republic is pledged. The Notes will rank without any preference among themselves and equally with all other unsubordinated External Indebtedness of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the Notes ratably with payments being made under any other External Indebtedness of the Republic. See “Description of the Debt Securities—Status of Debt Securities” in the accompanying prospectus.

Redemption

The Republic may not redeem the Notes prior to maturity. At maturity, the Republic will redeem the Notes at par.

Purchase of Notes by the Republic

The Republic may at any time purchase or acquire any of the Notes in any manner and at any price. The Notes which are purchased or acquired by the Republic may, at the Republic’s discretion, be held, resold or surrendered to the fiscal agent for cancellation.

Governing Law

The Notes and the fiscal agency agreement will be governed by the laws of the State of New York. The laws of Korea will govern all matters governing the authorization, execution and delivery of the Notes and the fiscal agency agreement by the Republic.

Notices

Notices will be mailed to holders of the Notes (which will be a nominee of DTC as long as the Notes are held in global form) at their registered addresses and shall be deemed to have been given on the date of such mailing. The Republic will ensure that notices are duly given or published in a manner which complies with the rules and regulations of any stock exchange on which the Notes are for the time being listed. The Notes are expected to be listed on the Singapore Stock Exchange. In addition, the Notes are also expected to be listed on the International Securities Market of the London Stock Exchange and the Euro MTF Market of the Luxembourg Stock Exchange.

Fiscal Agent

The duties of the fiscal agent will be governed by the fiscal agency agreement. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

The fiscal agent is the agent of the Republic, is not a trustee for the holders of the Notes and does not have the same responsibilities or duties to act for such holders as would a trustee.

For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, in the event any global notes are exchanged for certificated notes, the Republic will appoint and maintain a paying agent in Singapore, where the certificated notes may be presented or surrendered for payment or redemption. In addition, in the event any global notes are exchanged for certificated notes, an announcement of such exchange will be made by or on behalf of the Republic through the Singapore Stock Exchange. Such announcement will include all material information with respect to the delivery of the certificated notes, including details of the paying agent in Singapore.

Form and Registration

General

The Notes will be represented by one or more fully registered global notes, which will be deposited with a custodian for, and registered in the name of a nominee of, DTC. Except in the limited circumstances described under “—Certificated Notes” below, beneficial interests in the Notes will only be recorded by book-entry and owners of beneficial interests in the Notes will not be entitled to receive physical delivery of certificated notes representing the Notes.

Global Notes

Upon the issuance of the global notes for the Notes, DTC or its nominee will credit, on its internal system, the respective principal amounts of the individual beneficial interests represented by such global notes to the accounts of persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the underwriters. Ownership of beneficial interests in a global note for the Notes will be limited to persons (including Euroclear and Clearstream) who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. Ownership of beneficial interests in the global notes for the Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of DTC participants) and the records of agent members (with respect to interests of persons other than DTC participants).

So long as DTC or its nominee is the holder of a global note for the Notes, DTC or its nominee, as the case may be, will be considered the holder of the Notes represented by such global note for all purposes under the fiscal agency agreement and the Notes. No beneficial owner of an interest in a global note for the Notes will be able to transfer that interest except in accordance with DTC’s applicable procedures (in addition to those under the Notes referred to in this prospectus supplement and, if applicable, those of Euroclear and Clearstream) unless the Republic issues certificated notes as described under “—Certificated Notes” below.

Investors may hold their interests in the global notes for the Notes directly through DTC, if they are participants, or indirectly through organizations that are DTC participants, including Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the global notes on behalf of their DTC participants through their respective depositaries, which in turn will hold such interests in such global notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

Payments of the principal of and interest on the global notes for the Notes will be made to DTC or its nominee, as the holder of such global notes. None of the Republic, the underwriters or the fiscal agent will have any responsibility or liability for any aspect of the records relating to or payments made to an account of beneficial ownership interests in the global notes for the Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Republic expects that DTC or its nominee, upon receipt of any payment of principal of or interest on a global note for the Notes held by it or its nominee, will immediately credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. The Republic also expects that payments by DTC participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices. Such payments will be the responsibility of such participants.

DTC will take any action permitted to be taken by a holder of the Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more DTC participants to whose DTC account interests in the global notes are credited, and only in respect of such portion of the aggregate principal amount of the Notes as to which such DTC participant or DTC participants has or have given such direction.

Certificated Notes

The Republic will issue certificated notes in exchange for the global notes if:

•

DTC or any successor depositary notifies the Republic that it is unwilling or unable to continue as a depositary for such global notes or ceases to be a “clearing agency” registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

•	the Republic, in its sole discretion, executes and delivers to the fiscal agent an order that such global notes will be exchangeable into certificated notes.

For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, in the event any global notes are exchanged for certificated notes, an announcement of such exchange will be made by or on behalf of the Republic through the Singapore Stock Exchange. Such announcement will include all material information with respect to the delivery of the certificated notes, including details of the paying agent in Singapore.

The holder of a certificated note may transfer such certificated note by surrendering it at the office maintained for such purpose in the Borough of Manhattan, the City of New York, which initially will be the office of the fiscal agent.

CLEARANCE AND SETTLEMENT

The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream. The Republic accepts responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will the Republic or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its DTC participants and facilitate the clearance and settlement of securities transactions between its DTC participants. It does this through electronic book-entry changes in the accounts of its direct DTC participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct DTC participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their Euroclear/Clearstream participants and facilitate the clearance and settlement of securities transactions between their Euroclear/Clearstream participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their Euroclear/Clearstream participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of the Notes through DTC, Euroclear and Clearstream

The Republic will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interests in the global notes through Euroclear or Clearstream, if you are a DTC participant in such systems, or indirectly through organizations that are DTC participants in such systems. Euroclear and Clearstream will hold their Euroclear/Clearstream participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

The Republic and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once the Republic and the fiscal agent make payments to the registered holder, the Republic and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The DTC participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its DTC participants, or persons holding beneficial interests in the Notes through such DTC participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees and indemnity satisfactory to the fiscal agent for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct DTC participants, who in turn act on behalf of indirect DTC participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Euroclear/Clearstream participants will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account, and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on the Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer the Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

Finally, day traders who use Euroclear or Clearstream and who purchase the Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

TAXATION

Korean Taxation

The paragraphs under the heading “Taxation—Korean Taxation” in the accompanying prospectus shall be hereby deleted in its entirety and replaced with the following:

The following summary of Korean tax consideration applies to you so long as you are not:

•	a resident of Korea;

•	a corporation having its head office or principal place of business, or place of effective management in Korea (a Korean corporation); or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Interest

Under current Korean tax laws in effect, when the Republic makes payments of interest to you on the debt securities, as long as such debt securities are denominated in a currency other than Won and the issuance of such debt securities is deemed to be an overseas issuance under the Special Tax Treatment Control Law of Korea, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein. Further, from January 1, 2023 onward, payments of interest by the Republic under the debt securities, which are considered state bonds pursuant to the State Bond Act of Korea, are not subject to Korean income taxation if a non-resident who is paid the interest on the debt securities submits an application for non-taxation to the head of the tax office with jurisdiction over the place of tax payment.

Capital Gains

Capital gains earned by you from the sale of the debt securities denominated in a currency other than Won to non-residents of Korea (other than to their permanent establishments in Korea) will not be subject to any Korean income or withholding taxes. In addition, capital gains earned by you from the transfer of the debt securities denominated in a currency other than Won taking place outside of Korea are currently exempt from taxes under the Special Tax Treatment Control Law of Korea, provided that the issuance of such debt securities is deemed to be an overseas issuance under the Special Tax Treatment Control Law of Korea. If you sell or otherwise dispose of such debt securities to a Korean resident or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation) and such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of 11% of gross sale proceeds with respect to transactions or (subject to the production of satisfactory evidence of the acquisition cost and certain direct transaction costs of the debt securities) 22% of net gain), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the debt securities, regardless of whether the disposition is to a Korean resident. Furthermore, in order to claim the benefit of a tax exemption available under the applicable tax treaties, you should submit to the payer of such Korean source income an application for exemption under a tax treaty along with the documents proving the beneficial owner of such Korean source income, including a certificate of the non-resident holder’s tax residence issued by a competent authority of your residence country as the beneficial owner (“BO Application”), provided that if such tax exemption is being sought by an entity for an amount that is Won 1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made is Won 1 billion or more), in addition to the certificate of tax residency issued by a competent authority of the non-resident’s residence country, it will also be required to submit the names and addresses of all members of the board of directors, the identities and shareholding percentages of all shareholders (provided that if there are more than 100 shareholders, the non-resident may instead provide a statement showing the total number of shareholders and aggregate investment amount from each country), and audit reports, tax returns or financial statements (including detailed statements) submitted to a relevant tax authority of the non-resident’s country of residence for the past three years (or, if the entity has been in existence for less than three years, audit reports, tax returns or financial statements following its incorporation), together with Korean translations thereof. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO Application to such OIV, which must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such income. The withholding agent is required to submit such application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income. However, from January 1, 2023 onward, capital gains made from the sale by a non-resident of the debt securities, which are considered state bonds pursuant to the State Bond Act of Korea, are not subject to Korean income taxation if such non-resident who sells the debt securities submits an application for non-taxation to the head of the tax office with jurisdiction over the place of tax payment.

Stamp Taxes

You generally will not be subject to any Korean transfer tax, stamp duty or similar documentary tax in respect of or in connection with a transfer of the debt security.

Inheritance Tax and Gift Tax

If you die while you are the holder of the debt securities, the subsequent transfer of the debt securities by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer the debt securities as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so. At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

U.S. Federal Income Tax Considerations

For a discussion of certain U.S. federal income tax considerations that may be relevant to you if you invest in the Notes, see “Taxation—U.S. Federal Income Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

The Republic and the underwriters named below have entered into a Terms Agreement dated October  , 2025 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (Debt Securities) (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Citigroup Global Markets Limited, Goldman Sachs International, The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities plc and Korea Investment & Securities Co., Ltd. are acting as representatives of the underwriters. Subject to the terms and conditions set forth in the Underwriting Agreement, the Republic has agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the following principal amounts of the Notes set out opposite its name below:

Name of underwriters	Principal Amount of the Notes
Citigroup Global Markets Limited	US$
Goldman Sachs International
The Hongkong and Shanghai Banking Corporation Limited
J.P. Morgan Securities plc
Korea Investment & Securities Co., Ltd.

Total	US$

The Underwriting Agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The Underwriting Agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriters may be increased or the offering of the Notes may be terminated.

The underwriters initially propose to offer the Notes at the public offering price described on the cover page of this prospectus supplement. After the offering of the Notes, the underwriters may from time to time change the public offering price and other selling terms. The underwriters may offer the Notes in various jurisdictions through certain of their respective affiliates. The offering of the Notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Any underwriter who is not registered as a broker-dealer with the Securities and Exchange Commission will not engage in any transaction related to the Notes in the United States except as permitted by the Exchange Act. The Hongkong and Shanghai Banking Corporation Limited will offer the Notes in the United States through its registered broker-dealer affiliate in the United States, HSBC Securities (USA) Inc. Any offers or sales of any Notes by Korea Investment & Securities Co., Ltd. will be effected only outside the United States.

The Notes are a new class of securities with no established trading market. Application will be made to the Singapore Stock Exchange for the listing and quotation of the Notes on the Singapore Stock Exchange. For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Notes, if traded on the Singapore Stock Exchange, will be traded in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies). Accordingly, the Notes, if traded on the Singapore Stock Exchange, will be traded in a minimum board lot size of US$200,000. In addition, application will be made for listing of the Notes to the International Securities Market of the London Stock Exchange. Application will also be made to list the Notes on the Luxembourg Stock Exchange and to have the Notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. No assurance can be given that such applications will be approved or that such listings will be maintained. The underwriters have advised the Republic that they intend to make a market in the Notes. However, they are not obligated to do so, and they may discontinue any market-making activities with respect to the Notes at any time without notice. Accordingly, the Republic cannot assure you as to the liquidity of any trading market for the Notes.

The Republic has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute with respect to certain payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering, the underwriters may purchase and sell Notes in the open market. These transactions may include over-allotment, covering transactions, stabilizing transactions and penalty bids. Over-allotment involves sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in this offering, which creates a short position for the underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the Notes originally sold by such dealer are purchased in a stabilizing transaction or a covering transaction to cover short positions. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Singapore Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time, and must discontinue them after a limited period.

The amount of net proceeds is US$    for the Notes after deducting underwriting discounts but not estimated expenses. The total of the Republic’s expenses for this offering are estimated to be approximately US$   . The underwriters have agreed to pay certain of the expenses incurred in connection with the offering of the Notes.

In the ordinary course of their respective businesses, some of the underwriters and/or their respective affiliates have engaged, and may in the future engage, in investment banking, commercial banking, advisory or other services for the Republic for which customary compensation and expense reimbursement has been or will be received.

Delivery of the Notes

The Republic expects to make delivery of the Notes against payment for the Notes in same-day funds on or about October  , 2025 which will be the    th business day following the date of this prospectus supplement. Under Rule 15c6-1 promulgated under the Exchange Act, U.S. purchasers are generally required to settle trades in the secondary market in one business day, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on any day prior to one business day from the settlement, because the Notes will initially settle in T+   , you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisers.

Non-U.S. Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Notes, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Notes may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the Notes may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

If a jurisdiction requires that an offering of the Notes be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, such offering shall be deemed to be made by the underwriters or such affiliate on behalf of the Republic in such jurisdiction.

Any investor purchasing the Notes is solely responsible for ensuring that any offer or resale of the Notes by such investor occurs in compliance with applicable laws and regulations.

Korea

Each underwriter has severally represented and agreed that the Notes have not been offered, sold or delivered, and will not be offered, sold or delivered, directly or indirectly, to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations. Any securities dealer to whom the Notes are sold will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

Each underwriter has severally represented and agreed that it:

(i)

has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Republic; and

(ii)	has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Japan

Each underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan. Accordingly, it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act of Japan and (ii) in compliance with the other relevant laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Hong Kong

Each underwriter has severally represented and agreed that it:

(a)

has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and

(b)

has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

Singapore

Each underwriter has acknowledged that this prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented, warranted and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement and the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Republic of Italy

The offering has not been cleared by the Commissione Nazionale per la Società e la Borsa (“CONSOB”) (the Italian securities exchange commission), pursuant to Italian securities legislation and will not be subject to formal review by CONSOB. Accordingly, each underwriter has severally represented and agreed that any offer, sale or delivery of the Notes or distribution of copies of this prospectus supplement, the accompanying prospectus or any other document relating to the Notes in the Republic of Italy will be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

Any such offer, sale or delivery of the Notes or distribution of copies of this prospectus supplement, the accompanying prospectus or any other document relating to the Notes in the Republic of Italy must be:

(i)

made by soggetti abilitati (including investment firms, banks or financial intermediaries, as defined by Article 1, first paragraph, letter r), of the Italian Financial Act), to the extent duly authorized to engage in the placement and/or underwriting and/or purchase of financial instruments in the Republic of Italy in accordance with the relevant provisions of Legislative Decree No. 58 of 24 February 1998, CONSOB Regulation No. 20307 of 15 February 2018, as amended, Italian Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Act”), the Issuer Regulation and any other applicable laws and regulations;

(ii)

in compliance with Article 129 of the Italian Banking Act, as amended, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy and the relevant implementing guidelines of the Bank of Italy issued on 25 August 2015 (as amended on 10 August 2016); and

(iii)

in compliance with all relevant Italian securities, tax, exchange control and any other applicable laws and regulations and any other applicable requirement or limitation that may be imposed from time to time by CONSOB, the Bank of Italy or any other relevant Italian competent authorities.

Switzerland

The offering of the Notes in Switzerland is exempt from the requirement to prepare and publish a prospectus under the Swiss Financial Services Act (“FinSA”). The Notes will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. This prospectus supplement does not constitute a prospectus pursuant to the FinSA, and no such prospectus has been or will be prepared for or in connection with the offering of the Notes.

Canada

The Notes may be sold only in any province of Canada to purchasers purchasing, or deemed to be purchasing, as principal that are both accredited investors, as defined in National Instrument 45-106 Prospectus

Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Important Notice to CMIs (including private banks)

This notice to CMIs (including private banks) is a summary of certain obligations the SFC Code imposes on CMIs, which require the attention and cooperation of other CMIs (including private banks). Certain CMIs may also be acting as OCs for this offering and are subject to additional requirements under the SFC Code.

Prospective investors who are the directors, employees or major shareholders of the Republic, a CMI or its group companies, as applicable, would be considered under the SFC Code as having an Association with the Republic, the CMI or the relevant group company, as applicable. CMIs should specifically disclose whether their investor clients have any Association when submitting orders for the Notes. In addition, private banks should take all reasonable steps to identify whether their investor clients may have any Associations with the Republic or any CMI (including its group companies) and inform the relevant underwriters accordingly.

CMIs are informed that the marketing and investor targeting strategy for this offering includes institutional investors, sovereign wealth funds, pension funds, hedge funds, family offices and high net worth individuals, in each case, subject to the selling restrictions and any UK MiFIR product governance language set out elsewhere in this prospectus supplement.

CMIs should ensure that orders placed are bona fide, are not inflated and do not constitute duplicated orders (i.e., two or more corresponding or identical orders placed via two or more CMIs). CMIs should enquire with their investor clients regarding any orders which appear unusual or irregular. CMIs should disclose the identities of all investors when submitting orders for the Notes (except for omnibus orders where underlying investor information may need to be provided to any OCs when submitting orders). Failure to provide underlying investor information for omnibus orders, where required to do so, may result in that order being rejected. CMIs should not place “X-orders” into the order book.

CMIs should segregate and clearly identify their own proprietary orders (and those of their group companies, including private banks as the case may be) in the order book and book messages.

CMIs (including private banks) should not offer any rebates to prospective investors or pass on any rebates provided by the Republic. In addition, CMIs (including private banks) should not enter into arrangements which may result in prospective investors paying different prices for the Notes. CMIs (including private banks) should not offer any rebates to prospective investors or pass on any rebates provided by the Republic. In addition, CMIs (including private banks) should not enter into arrangements which may result in prospective investors paying different prices for the Notes.

The SFC Code requires that a CMI disclose complete and accurate information in a timely manner on the status of the order book and other relevant information it receives to targeted investors for them to make an informed decision. In order to do this, those underwriters in control of the order book should consider disclosing order book updates to all CMIs.

When placing an order for the Notes, private banks should disclose, at the same time, if such order is placed other than on a “principal” basis (whereby it is deploying its own balance sheet for onward selling to investors). Private banks who do not provide such disclosure are hereby deemed to be placing their order on such a “principal” basis. Otherwise, such order may be considered to be an omnibus order pursuant to the SFC Code. Private banks should be aware that placing an order on a “principal” basis may require the relevant affiliated underwriter(s) (if any) to categorize it as a proprietary order and apply the “proprietary orders” requirements of the SFC Code to such order.

In relation to omnibus orders, when submitting such orders, CMIs (including private banks) that are subject to the SFC Code should disclose underlying investor information in respect of each order constituting the relevant omnibus order (failure to provide such information may result in that order being rejected). Underlying investor information in relation to omnibus orders should consist of:

•	The name of each underlying investor;

•	A unique identification number for each investor;

•	Whether an underlying investor has any “Associations” (as used in the SFC Code);

•	Whether any underlying investor order is a “Proprietary Order” (as used in the SFC Code);

•	Whether any underlying investor order is a duplicate order.

Underlying investor information in relation to an omnibus order should be sent to: gs-hk-dcm-omnibus@gs.com; Investor.info.hk.bond.deals@jpmorgan.com; GlobalDCM_KIS@koreainvestment.com.

To the extent information being disclosed by CMIs and investors is personal and/or confidential in nature, CMIs (including private banks) agree and warrant: (A) to take appropriate steps to safeguard the transmission of such information to any OCs; and (B) that they have obtained the necessary consents from the underlying investors to disclose such information to any OCs. By submitting an order and providing such information to any OCs, each CMI (including private banks) further warrants that they and the underlying investors have understood and consented to the collection, disclosure, use and transfer of such information by any OCs and/or any other third parties as may be required by the SFC Code, including to the Republic, relevant regulators and/or any other third parties as may be required by the SFC Code, for the purpose of complying with the SFC Code, during the bookbuilding process for this offering. CMIs that receive such underlying investor information are reminded that such information should be used only for submitting orders in this offering. The relevant underwriters may be asked to demonstrate compliance with their obligations under the SFC Code, and may request other CMIs (including private banks) to provide evidence showing compliance with the obligations above (in particular, that the necessary consents have been obtained). In such event, other CMIs (including private banks) are required to provide the relevant underwriter with such evidence within the timeline requested.

LEGAL MATTERS

The validity of the Notes is being passed upon for the Republic by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Bae, Kim, & Lee LLC, Seoul, Korea. Certain legal matters will also be passed upon for the underwriters by Linklaters LLP, Seoul, Korea, and by Shin & Kim LLC, Seoul, Korea. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Linklaters LLP may rely as to matters of Korean law upon the opinions of Bae, Kim, & Lee LLC and Shin & Kim LLC, and Bae, Kim, & Lee LLC and Shin & Kim LLC may rely as to matters of New York law upon the opinions of Cleary Gottlieb Steen & Hamilton LLP and Linklaters LLP.

GENERAL INFORMATION

The issue of the Notes has been authorized by the National Assembly pursuant to resolutions adopted on December 10, 2024, May 1, 2025 and July 4, 2025. Other than as disclosed in this prospectus supplement and the accompanying prospectus, there has been no material adverse change in the financial position or affairs of the Republic since December 31, 2024 and the Republic is not a party in any litigation, arbitration or administrative proceeding that is material in the context of the issue of the Notes and is not aware of any such litigation, arbitration or administrative proceeding whether pending or threatened.

For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, in the event any global notes are exchanged for certificated notes, the Republic will appoint and maintain a paying agent in Singapore, where the certificated notes may be presented or surrendered for payment or redemption. In addition, in the event any global notes are exchanged for certificated notes, an announcement of such exchange will be made by or on behalf of the Republic through the Singapore Stock Exchange. Such announcement will include all material information with respect to the delivery of the certificated notes, including details of the paying agent in Singapore. For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the Singapore Stock Exchange so require, the Notes, if traded on the Singapore Stock Exchange, will be traded in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies). Accordingly, the Notes, if traded on the Singapore Stock Exchange, will be traded in a minimum board lot size of US$200,000.

The registration statement with respect to the Republic and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act. Additional information concerning the Republic and the Notes is contained in the registration statement and amendments to such registration statement, including their various exhibits, which are available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov. This website is maintained by the Securities and Exchange Commission, and contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

	ISIN	CUSIP	Common Code
Notes	US50064FAY07	50064F AY0	320476283

PROSPECTUS

The Republic of Korea

Debt Securities

The Republic may offer up to US$5,061,375,938 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The debt securities will constitute direct, general, unconditional and unsubordinated external indebtedness of the Republic for which the full faith and credit of the Republic is pledged. The debt securities will rank without any preference among themselves and equally with all other unsubordinated external indebtedness of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the debt securities ratably with payments being made under any other external indebtedness of the Republic.

The Republic will provide specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of debt securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 28, 2025.

CERTAIN DEFINED TERMS AND CONVENTIONS

Unless the context otherwise requires, all references to “Korea” or the “Republic” contained in this prospectus are to The Republic of Korea. All references to the “Government” are to the government of Korea.

Unless otherwise indicated, all references to “won”, “Won” or “~~W~~” contained in this prospectus are to the currency of Korea, and references to “U.S. dollars”, “Dollars”, “dollars”, “$” or “US$” are to the currency of the United States of America.

The fiscal year of the Republic ends on December 31 of each year. The fiscal year ended December 31, 2024 is referred to in this prospectus as “2024”, and other fiscal years are referred to in a similar manner.

Totals in some tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the debt securities will become part of the Foreign Exchange Stabilization Fund established and managed under the Korean Foreign Exchange Transactions Act. The Foreign Exchange Stabilization Fund is used for:

•	selling and purchasing foreign currencies;

•	depositing or lending to The Bank of Korea, foreign governments, foreign central banks or other financial institutions inside and outside Korea;

•

guaranteeing debt incurred by The Bank of Korea, Korean institutions authorized to engage in foreign exchange business or foreign financial institutions in connection with foreign exchange transactions or engaging in derivatives transactions;

•	entrusting to Korean institutions authorized to engage in foreign exchange business to manage the Foreign Exchange Stabilization Fund; and

•

temporarily paying on behalf of the Government, foreign currency debt incurred by Korean institutions authorized to engage in foreign exchange business and guaranteed by the Government until payment is made by the Government using a contingency fund or supplementary budget.

THE REPUBLIC OF KOREA

Land and History

Territory and Population

Located generally south of the 38th parallel on the Korean peninsula, The Republic of Korea covers about 38,000 square miles, approximately one-fourth of which is arable. The Republic has a population of approximately 52 million people. The country’s largest city and capital, Seoul, has a population of about 9 million people.

Map of the Republic of Korea

Political History

Dr. Rhee Seungman, who was elected President in each of 1948, 1952, 1956 and 1960, dominated the years after the Republic’s founding in 1948. Shortly after President Rhee’s resignation in 1960 in response to student-led demonstrations, a group of military leaders headed by Park Chung Hee assumed power by coup. The military leaders established a civilian government, and the country elected Mr. Park as President in October 1963. President Park served as President until his assassination in 1979 following a period of increasing strife between the Government and its critics. The Government declared martial law and formed an interim government under Prime Minister Choi Kyu Hah, who became the next President. After clashes between the Government and its critics, President Choi resigned, and General Chun Doo Hwan, who took control of the Korean army, became President in 1980.

In late 1980, the country approved, by national referendum, a new Constitution, providing for indirect election of the President by an electoral college and for certain democratic reforms, and shortly thereafter, in early 1981, re-elected President Chun.

Responding to public demonstrations in 1987, the legislature revised the Constitution to provide for direct election of the President. In December 1987, Roh Tae Woo won the presidency by a narrow plurality, after opposition parties led by Kim Young Sam and Kim Dae Jung failed to unite behind a single candidate. In February 1990, two opposition political parties, including the one led by Kim Young Sam, merged into President Roh’s ruling Democratic Liberal Party.

In December 1992, the country elected Kim Young Sam as President. The election of a civilian and former opposition party leader considerably lessened the controversy concerning the legitimacy of the political regime. President Kim’s administration reformed the political sector and deregulated and internationalized the Korean economy.

In December 1997, the country elected Kim Dae Jung as President. President Kim’s party, the Millennium Democratic Party (formerly known as the National Congress for New Politics), formed a coalition with the United Liberal Democrats led by Kim Jong Pil, with Kim Jong Pil becoming the first prime minister in President Kim’s administration. The coalition, which temporarily ended before the election held in April 2000, continued with the appointment of Lee Han Dong of the United Liberal Democrats as the Prime Minister in June 2000. The coalition again ended in September 2001.

In December 2002, the country elected Roh Moo Hyun as President. President Roh and his supporters left the Millennium Democratic Party in 2003 and formed a new party, the Uri Party, in November 2003. On August 15, 2007, 85 members of the National Assembly, previously belonging to the Uri Party, or the Democratic Party, formed the United New Democratic Party, or the UNDP. The Uri Party merged into the UNDP on August 20, 2007. In February 2008, the UNDP merged back into the Democratic Party. In December 2011, the Democratic Party merged with the Citizens Unity Party to form the Democratic United Party, which changed its name to the Democratic Party in May 2013.

In December 2007, the country elected Lee Myung-Bak as President. He commenced his term in February 2008. In April 2018, the Korean prosecutor’s office indicted former President Lee on 16 counts of corruption, including bribery, abuse of power, embezzlement and other irregularities. In October 2018, a Seoul district court sentenced him to 15 years of prison term, which decision he subsequently appealed. In October 2020, the Supreme Court ruled against such appeal and sentenced him to 17 years of prison term. Subsequently, he was released from prison pursuant to a special presidential pardon in December 2022.

In December 2012, the country elected Park Geun-hye as President. She commenced her term in February 2013. In March 2017, the Constitutional Court unanimously upheld a parliamentary vote to impeach President Park, triggering her immediate dismissal, for a number of constitutional and criminal violations, including violation of the Constitution and abuse of power by allowing her confidant to exert influence on state affairs and allowing senior presidential aides to aid in her extortion from companies. After a series of trials, former President Park was sentenced to a combined 22 years of prison term and a fine of ~~W~~21.5 billion. In light of her deteriorating health, however, former President Park was granted a special pardon by President Moon, her successor, and was released from prison in December 2021.

A special election to elect a successor to former President Park was held in May 2017 and the country elected Moon Jae-in as President. His term, which commenced on May 10, 2017, ended on May 9, 2022.

In March 2022, the country elected Yoon Suk-yeol as President. His term commenced on May 10, 2022. On December 3, 2024, President Yoon declared martial law, citing an urgent need to protect the country. The National Assembly swiftly voted to rescind the declaration of martial law, which led to President Yoon’s revocation of the decree hours later. On December 14, 2024, the National Assembly voted in favor of President Yoon’s impeachment, for his purported acts of insurrection, among others, which resulted in an immediate suspension of his presidential powers, with the prime minister simultaneously taking over the role of acting President. On April 4, 2025, the Constitutional Court unanimously upheld the National Assembly’s vote to impeach President Yoon, triggering his immediate dismissal.

A special election to elect a successor to former President Yoon was held in June 2025 and the country elected Lee Jae-myung as President for a five-year term. His term commenced on June 4, 2025.

Government and Politics

Government and Administrative Structure

Governmental authority in the Republic is centralized and concentrated in a strong presidency. The President is elected by popular vote and can only serve one term of five years. The President chairs the State Council, which consists of the President, the prime minister, the deputy prime ministers, the respective heads of Government ministries and the ministers of state. The President can select the members of the State Council and appoint or remove all other Government officials, except for elected local officials.

The President can veto new legislation and take emergency measures in cases of natural disaster, serious fiscal or economic crisis, state of war or other similar circumstances. The President must promptly seek the concurrence of the National Assembly for any emergency measures taken and failing to do so automatically invalidates the emergency measures. In the case of martial law, the President may declare martial law without the consent of the National Assembly; provided, however, that the National Assembly may request the President to rescind such martial law.

The National Assembly exercises the country’s legislative power. The Constitution and the Public Official Election Act provide for the direct election of about 84% of the members of the National Assembly and the distribution of the remaining seats proportionately among parties winning more than five seats in the direct election or receiving over 3% of the popular vote. National Assembly members serve four-year terms. The National Assembly enacts laws, ratifies treaties and approves the national budget. The executive branch drafts most legislation and submits it to the National Assembly for approval.

The country’s judicial branch comprises the Supreme Court, the Constitutional Court and lower courts of various levels. The President appoints the Chief Justice of the Supreme Court and appoints the other Justices of the Supreme Court upon the recommendation of the Chief Justice. All appointments to the Supreme Court require the consent of the National Assembly. The Chief Justice, with the consent of the conference of Supreme Court Justices, appoints all the other judges in Korea. Supreme Court Justices serve for six years and all other judges serve for ten years. Other than the Chief Justice, justices and judges may be reappointed to successive terms.

The President formally appoints all nine judges of the Constitutional Court, but three judges must be designated by the National Assembly and three by the Chief Justice of the Supreme Court. Constitutional Court judges serve for six years and may be reappointed to successive terms.

Administratively, the Republic comprises six provinces (Gyeonggi, Chungbuk, Chungnam, Jeonnam, Gyeongbuk and Gyeongnam), three special autonomous provinces (Jeju, Gangwon and Jeonbuk), one special city (Seoul), six metropolitan cities (Busan, Daegu, Incheon, Gwangju, Daejeon and Ulsan) and one special autonomous city (Sejong). From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995.

Political Parties

The 22nd legislative general election was held on April 10, 2024 and the term of the National Assembly members elected in the 22nd legislative general election commenced on May 30, 2024. Currently, there are three major political parties: The Democratic Party of Korea, or the DPK, the People Power Party, or the PPP, and the Rebuilding Korea Party, or the RKP.

As of June 30, 2025, the parties control the following number of seats in the National Assembly:

	DPK	PPP	RKP	Others	Total
Number of seats	167	107	12	12	298

Relations with North Korea

Relations between the Republic and North Korea have been tense over most of the Republic’s history. The Korean War began with the invasion of the Republic by communist forces from the north in 1950, which was repelled by the Republic and the United Nations forces led by the United States. Following a military stalemate, an armistice was reached establishing a demilitarized zone monitored by the United Nations in the vicinity of the 38th parallel in 1953.

North Korea maintains a military force estimated at more than a million regular troops, mostly concentrated near the northern side of the demilitarized zone, and approximately 7.6 million reserves. The Republic’s military forces, composed of approximately 500,000 regular troops and 3.1 million reserves, maintain a state of military preparedness along the southern side of the demilitarized zone. In addition, the United States has maintained its military presence in the Republic since the signing of the armistice and currently has approximately 28,500 troops stationed in the Republic. The Republic and the United States share a joint command structure over their military forces in Korea. In October 2014, the United States and the Republic agreed to implement a conditions-based approach to the dissolution of their joint command structure at an appropriate future date, which would allow the Republic to assume the command of its own armed forces in the event of war on the Korean peninsula. Over the years, the Republic and the United States have entered into a series of Special Measures Agreements, or SMAs, which cover the Republic’s contribution to the cost of maintaining the U.S. military presence in the Republic. In March 2021, the Republic and the United States reached an agreement to enter into a new six-year SMA, under which the Republic would increase its share of the cost of the American military presence in the Republic, which became effective in September 2021 upon ratification by the National Assembly.

The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Kim Jong-il’s third son, Kim Jong-un, has assumed power as his father’s designated successor.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapons, ballistic missile and satellite programs as well as its hostile military and other actions against Korea. Some of the significant incidents in recent years include the following:

•

From time to time, North Korea has conducted ballistic missile tests. In February 2016, North Korea launched a long-range rocket in violation of its agreement with the United States as well as United Nations sanctions barring it from conducting launches that use ballistic missile technology. Despite international condemnation, North Korea released a statement that it intends to continue its rocket launch program and it conducted a series of ballistic missile tests in 2016 and 2017. In response, the United Nations Security Council issued unanimous statements condemning North Korea and agreeing to continue to closely monitor the situation and to take further significant measures, and in December 2017, unanimously passed a resolution extending existing sanctions that were imposed on North Korea.

Despite such actions, North Korea increased the frequency of its military actions since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 and February 2013. In January 2016, North Korea conducted a fourth nuclear test, claiming that the test involved its first hydrogen bomb. In September 2016, North Korea conducted a fifth nuclear test, claiming to have successfully detonated a nuclear warhead that could be mounted on ballistic missiles. In September 2017, North Korea announced that it successfully conducted its sixth nuclear test by detonating a hydrogen bomb designed to be mounted on an intercontinental ballistic missile, which resulted in increased tensions in the region and elicited strong objections worldwide. In response to such tests (as well as North Korea’s long-range ballistic missile program), the United Nations Security Council unanimously passed several rounds of resolutions condemning North Korea’s actions and significantly expanding the scope of the sanctions applicable to North Korea, while the United States and the European Union also imposed additional sanctions on North Korea.

•

In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas.

•

In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings were held between Korea and North Korea in April, May and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019, there can be no assurance that the level of tension on the Korean peninsula will not escalate in the future or that such escalation will not have a material adverse impact on the Republic’s economy and us. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between the Republic and North Korea or between the United States and North Korea break down or further military hostilities occur, could have a material adverse effect on the Republic’s economy and us. Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by the Republic.

Foreign Relations and International Organizations

The Republic maintains diplomatic relations with most nations of the world, most importantly with the United States with which it entered into a mutual defense treaty and several economic agreements. The Republic also has important relationships with Japan and China, its largest trading partners together with the United States.

The Republic belongs to a number of supranational organizations, including:

•	United Nations;

•	the International Monetary Fund, or the IMF;

•	the World Bank;

•	the Asian Development Bank, or the ADB;

•	the Multilateral Investment Guarantee Agency;

•	the International Finance Corporation;

•	the International Development Association;

•	the African Development Bank;

•	the International Bank for Reconstruction and Development;

•	the European Bank for Reconstruction and Development;

•	the Bank for International Settlements;

•	the World Health Organization, or the WHO;

•	the World Trade Organization, or the WTO;

•	the International Atomic Energy Agency, or the IAEA;

•	the Inter-American Development Bank, or the IDB;

•	the Organization for Economic Cooperation and Development, or the OECD; and

•	the Asian Infrastructure Investment Bank.

The Economy

The following table sets forth information regarding certain of the Republic’s key economic indicators for the periods indicated.

	As of or for the year ended December 31,
	2020		2021		2022		2023		2024
	(billions of dollars and trillions of Won, except percentages)
GDP Growth (at current prices)		0.9%		7.9%		4.6%		3.7%		6.2%(7)
GDP Growth (at chained 2020 year prices)		(0.7)%		4.6%		2.7%		1.6%		2.0%(7)
Inflation(1)		0.5%		2.5%		5.1%		3.6%		2.3%(7)
Unemployment(2)		4.0%		3.7%		2.9%		2.7%		2.8%(7)
Trade Surplus (Deficit)(3)		$44.9		$29.3		$(47.8)		$(10.4)		$51.6(7)
Foreign Currency Reserves		$443.1		$463.1		$423.2		$420.1		$415.6
External Liabilities(4)		$550.6		$630.7		$673.3		$672.5		$670.0(7)
Fiscal Balance	~~W~~	(71.2)	~~W~~	(30.5)	~~W~~	(64.6)	~~W~~	(36.8)	~~W~~	(43.5)(7)
Direct Internal Debt of the Government(5) (as % of GDP(6))		39.3%		43.1%		46.2%		48.1%		49.2%
Direct External Debt of the Government(5) (as % of GDP(6))		0.5%		0.5%		0.5%		0.5%		0.5%

(1)	Measured by the year-on-year change in the consumer price index with base year 2020, as announced by The Bank of Korea.
(2)	Average for year.
(3)	Derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods includes insurance and freight cost.
(4)	Calculated under the criteria based on the sixth edition of the Balance of Payment Manual published by the International Monetary Fund in December 2010.
(5)	Does not include guarantees by the Government. See “—Debt—External and Internal Debt of the Government—Guarantees by the Government” for information on outstanding guarantees by the Government.
(6)	At chained 2020 year prices.
(7)	Preliminary.
Source:	The Bank of Korea

Worldwide Economic and Financial Difficulties

In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, including the COVID-19 pandemic;

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and ensuing actions that the United States and other countries have taken or may take in the future, such as the imposition of sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•	rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;

•	interest rate fluctuations as well as perceived or actual changes in policy rates, or other monetary and fiscal policies set forth, by the U.S. Federal Reserve and other central banks;

•

disruptions in the global supply chain for raw materials, natural resources, consumer goods, rare earth minerals, component parts and other supplies, including as a result of health epidemics, government policies and labor shortages;

•	increased uncertainties in the global financial markets and industry, including difficulties faced by several banks in the United States and Europe;

•

a deterioration in economic and trade relations between the United States and its trading partners, including as a result of the imposition of significant tariffs by the United States on its trading partners;

•	financial and social difficulties affecting many governments worldwide, in particular in Latin America and Europe;

•

escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East (including those resulting from the escalating hostilities in the Middle East following the Israel-Hamas war as well as in light of the ongoing Iran-Israel conflict);

•	the slowdown of economic growth in China and other major emerging market economies;

•	political and social instability in various countries in the Middle East, including Iran, Iraq, Syria and Yemen; and

•	fluctuations in oil and commodity prices.

There has been significant volatility in global financial markets resulting from, among others, the COVID-19 pandemic, the Russia-Ukraine war and ensuing sanctions against Russia, the escalating hostilities in the Middle East following the Israel-Hamas war as well as in light of the ongoing Iran-Israel conflict, difficulties faced by several banks in the United States and Europe and significant fluctuations in policy interest rates globally, which has also led to significant volatility in the Korea Composite Stock Price Index in recent years. See “—The Financial System—Securities Markets”. Declines in the index and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies and banks to raise capital. Moreover, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has depreciated significantly in recent years. A depreciation of the Won generally increases the cost of imported goods and services and the required amount of the Won revenue for Korean companies to service foreign currency-denominated debt.

In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets. In addition, in the event of difficult conditions in the global credit markets or a deterioration of the global economy in the future, the Korean economy could be adversely affected and Korean banks may be forced to fund their operations at a higher cost or may be unable to raise as much funding as they need to support their lending and other activities.

In addition to the global developments, domestic developments that could lead to or contribute to a material adverse effect on the Korean economy include, among other things, the following:

•	a slowdown in consumer spending and depressed consumer sentiment due to the outbreak of infectious diseases, such as the COVID-19 pandemic;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers, which may occur due to, among others, higher levels of market interest rates;

•

steadily rising household debt consisting of housing loans and merchandise credit, which increased to approximately Won 1,927.3 trillion as of December 31, 2024 from Won 843.2 trillion as of December 31, 2010, primarily due to increases in mortgage loans and purchases with credit cards;

•	deterioration in economic or diplomatic relations between Korea and other countries resulting from territorial or trade disputes or disagreements in foreign policy;

•

a substantial increase in the Government’s expenditures for pension and social welfare programs, due in part to an aging population (defined as the population of people aged 65 years or older) that accounted for approximately 19.2% of the Republic’s total population as of December 31, 2024, an increase from 7.2% as of December 31, 2000, and is expected to surpass 22.5% in 2027;

•	decreases in the market prices of Korean real estate; and

•	the occurrence of severe health epidemics that affect the livestock industry.

Gross Domestic Product

GDP measures the market value of all final goods and services produced within a country for a given period and reveals whether a country’s productive output rises or falls over time. Economists present GDP in both current market prices and “real” or “inflation-adjusted” terms. In March 2009, the Republic adopted a method known as the “chain-linked” measure of GDP, replacing the previous fixed-base, or “constant” measure of GDP, to show the real growth of the aggregate economic activity, as recommended by the System of National Accounts 1993. GDP at current market prices values a country’s output using the actual prices of each year, whereas the “chain-linked” measure of GDP is compiled by using “chained indices” linking volume growth between consecutive time periods. In March 2014, the Republic published a revised GDP calculation method by implementing the System of National Accounts 2008 and updating the reference year from 2005 to 2010 to align Korean national accounts statistics with the recommendations of the new international standards for compiling national economic accounts and to maintain comparability with other nations’ accounts. The main components of these revisions include, among other things, (i) recognizing expenditures for research and development and creative activity for the products of entertainment, literary and artistic originals as fixed investment, (ii) incorporating a wide array of new and revised source data such as the economic census, the population and housing census and 2010 benchmark input-output tables, which provide thorough and detailed information on the structure of the Korean economy, (iii) developing supply-use tables, which provide a statistical tool for ensuring consistency among the production, expenditure and income approaches to measuring GDP and (iv) recording merchandise trade transactions based on ownership changes rather than movements of goods across the national border. The Republic updated the reference year from 2010 to 2015 in July 2019, and from 2015 to 2020 in June 2024, to better align Korean national accounts statistics with the recommendations of the previously implemented System of National Accounts 2008, to accurately reflect recent economic structural changes, and to maintain comparability with other countries’ accounts.

The following table sets out the composition of the Republic’s GDP at current market and chained 2020 year prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product

	2020	2021	2022	2023	2024(1)	As % of GDP 2024(1)
	(billions of Won)
Gross Domestic Product at Current Market Prices:
Private	984,088.0	1,046,772.2	1,139,397.2	1,203,106.7	1,239,725.4	48.5
Government	349,586.2	378,268.2	409,866.5	428,148.6	447,056.5	17.5
Gross Capital Formation	648,928.8	721,964.5	774,411.5	768,159.8	766,388.6	30.0
Exports of Goods and Services	712,542.3	874,074.3	1,052,553.6	995,305.3	1,134,176.9	44.4
Less Imports of Goods and Services	(636,678.7)	(799,166.2)	(1,052,447.3)	(986,033.0)	(1,030,011.0)	(40.3)
Statistical Discrepancy	0.0	0.0	0.0	0.0	(479.1)	(0.0)
Expenditures on Gross Domestic Product	2,058,466.5	2,221,912.9	2,323,781.5	2,408,687.4	2,556,857.4	100.0
Net Factor Income from the Rest of the World	16,943.8	23,413.6	28,055.4	34,674.5	36,904.7	1.4
Gross National Income(2)	2,075,410.3	2,245,326.5	2,351,837.0	2,443,361.9	2,593,762.0	101.4
Gross Domestic Product at Chained 2020 Year Prices:
Private	984,088.0	1,020,878.4	1,063,928.5	1,085,426.6	1,097,036.0	47.9
Government	349,586.2	369,293.7	384,235.8	391,677.5	400,082.5	17.5
Gross Capital Formation	648,928.8	675,845.0	676,282.5	677,134.3	661,465.3	28.9
Exports of Goods and Services	712,542.3	789,432.2	820,347.6	848,332.6	906,303.1	39.5
Less Imports of Goods and Services	(636,678.7)	(701,537.0)	(730,672.0)	(752,696.6)	(771,407.8)	(33.7)
Statistical Discrepancy	0.0	(489.4)	(842.9)	(221.4)	220.2	0.0
Expenditures on Gross Domestic Product(3)	2,058,466.5	2,153,422.9	2,212,158.9	2,247,177.7	2,292,202.4	100.0
Net Factor Income from the Rest of the World in the Terms of Trade	16,943.8	22,553.7	25,584.2	31,083.4	32,301.5	1.4
Trading Gains and Losses from Changes in the Terms of Trade	0.0	(21,620.0)	(94,623.4)	(91,660.0)	(51,879.6)	(2.3)
Gross National Income(4)	2,075,410.3	2,154,356.5	2,143,107.5	2,186,579.3	2,272,601.1	99.1
Percentage Increase (Decrease) of GDP over Previous Year:
At Current Prices	0.9	7.9	4.6	3.7	6.2
At Chained 2020 Year Prices	(0.7)	4.6	2.7	1.6	2.0

(1)	Preliminary.
(2)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national income.
(3)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add up to the total GDP.
(4)	Under the “chain-linked” measure of Gross National Income, the components of Gross National Income will not necessarily add up to the total Gross National Income.

Source: The Bank of Korea

The following table sets out the Republic’s GDP by economic sector at current market prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2020	2021	2022	2023	2024(1)	As % of GDP 2024(1)
	(billions of Won)
Industrial Sectors:	719,110.4	773,620.4	789,147.0	818,260.2	904,125.1	35.4
Agriculture, Forestry and Fishing	32,481.6	36,998.4	33,656.4	34,871.5	37,285.4	1.5
Manufacturing, Mining and Quarrying	530,768.1	585,053.1	617,557.4	615,334.3	682,814.6	26.7
Mining and Quarrying	1,737.2	1,843.5	1,807.8	2,199.5	2,231.0	0.1
Manufacturing	529,030.9	583,209.6	615,749.6	613,134.8	680,583.6	26.6
Electricity, Gas and Water Supply	45,605.3	37,579.5	16,493.8	43,159.0	61,455.6	2.4
Construction	110,255.4	113,989.4	121,439.4	124,895.4	122,569.5	4.8
Services:	1,171,665.8	1,264,275.9	1,349,454.4	1,418,346.5	1,470,206.0	57.5
Wholesale and Retail Trade, Accommodation and Food Services	214,871.3	227,253.6	248,366.2	257,714.3	264,793.9	10.4
Transportation and Storage	66,603.8	82,702.3	95,655.6	99,398.5	103,383.0	4.0
Finance and Insurance	110,016.4	124,021.2	136,404.4	138,480.1	139,729.3	5.5
Real Estate	161,030.1	162,658.9	158,314.6	161,757.8	168,109.5	6.6
Information and Communication	89,215.3	102,319.0	103,549.3	109,212.6	114,001.9	4.5
Business Activities	156,652.6	166,098.7	177,636.8	195,980.4	200,094.9	7.8
Public Administration, Defense and Social Security	129,850.9	138,688.7	149,078.6	155,941.9	164,768.8	6.4
Education	90,436.1	96,862.5	101,581.8	105,710.7	109,857.9	4.3
Human Health and Social Work	106,034.6	114,340.0	123,519.0	129,825.3	137,316.8	5.4
Cultural and Other Services	46,954.8	49,330.9	55,348.1	64,324.9	68,150.0	2.7
Taxes Less Subsidies on Products	167,690.3	184,016.7	185,180.2	172,080.7	182,526.4	7.1
Gross Domestic Product at Current Market Prices	2,058,466.5	2,221,912.9	2,323,781.5	2,408,687.4	2,556,857.4	100.0
Net Factor Income from the Rest of the World	16,943.8	23,413.6	28,055.4	34,674.5	36,904.7	1.4
Gross National Income at Current Market Price	2,075,410.3	2,245,326.5	2,351,837.0	2,443,361.9	2,593,762.0	101.4

(1)	Preliminary.

Source: The Bank of Korea

The following table sets out the Republic’s GDP per capita:

Gross Domestic Product per capita

(at current market prices)

	2020	2021	2022	2023	2024(1)
GDP per capita (thousands of Won)	39,711	42,919	44,971	46,578	49,407
GDP per capita (U.S. dollar)	33,652	37,503	34,809	35,681	36,223
Average Exchange Rate (in Won per U.S. dollar)	1,180.1	1,144.4	1,292.0	1,305.4	1,364.0

(1)	Preliminary.

Source: The Bank of Korea

The following table sets out the Republic’s Gross National Income, or GNI, per capita:

Gross National Income per capita

(at current market prices)

	2020	2021	2022	2023	2024(1)
GNI per capita (thousands of Won)	40,038	43,372	45,514	47,249	50,120
GNI per capita (U.S. dollar)	33,929	37,898	35,228	36,195	36,745
Average Exchange Rate (in Won per U.S. dollar)	1,180.1	1,144.4	1,292.0	1,305.4	1,364.0

(1)	Preliminary.

Source: The Bank of Korea

The following table sets out the Republic’s GDP by economic sector:

Gross Domestic Product by Economic Sector

(at chained 2020 year prices)

	2020	2021	2022	2023	2024(1)	As % of GDP 2024(1)
	(billions of Won)
Industrial Sectors:	719,110.4	754,589.3	771,177.9	777,094.3	799,717.0	34.9
Agriculture, Forestry and Fishing	32,481.6	33,598.5	33,866.3	33,239.9	33,452.8	1.5
Manufacturing, Mining and Quarrying	530,768.1	565,269.6	579,036.4	587,525.2	612,533.6	26.7
Mining and Quarrying	1,737.2	1,974.8	1,785.3	1,748.2	1,620.8	0.1
Manufacturing	529,030.9	563,294.8	577,227.8	585,750.1	610,925.5	26.7
Electricity, Gas and Water Supply	45,605.3	46,403.2	48,020.4	46,767.1	48,309.2	2.1
Construction	110,255.4	109,318.0	110,254.8	109,562.1	105,421.4	4.6
Services:	1,171,665.8	1,222,603.2	1,269,070.6	1,303,096.2	1,324,200.8	57.8
Wholesale and Retail Trade, Accommodation and Food Services	214,871.3	219,693.4	231,974.4	225,315.5	222,021.2	9.7
Transportation and Storage	66,603.8	73,634.5	82,748.1	96,656.7	105,152.6	4.6
Finance and Insurance	110,016.4	117,411.7	120,645.5	121,470.6	125,704.2	5.5
Real Estate	161,030.1	163,741.0	160,447.8	161,591.7	164,810.0	7.2
Information and Communication	89,215.3	97,513.5	99,786.9	104,404.3	104,960.0	4.6
Business Activities	156,652.6	159,603.6	163,453.3	170,792.4	169,644.0	7.4
Public Administration, Defense and Social Security	129,850.9	134,868.3	139,003.2	141,575.3	144,757.3	6.3
Education	90,436.1	95,484.0	98,708.1	99,980.4	101,155.4	4.4
Human Health and Social Work	106,034.6	112,370.6	119,255.3	122,755.8	127,459.8	5.6
Cultural and Other Services	46,954.8	48,282.6	52,244.1	56,689.6	57,543.0	2.5
Taxes Less Subsidies on Products	167,690.3	176,230.4	172,134.2	165,969.0	168,062.9	7.3
Gross Domestic Product(2)	2,058,466.5	2,153,422.9	2,212,158.9	2,247,177.7	2,292,202.4	100.0

(1)	Preliminary.
(2)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add up to the total GDP.

Source: The Bank of Korea

GDP in 2020 contracted by 0.7% at chained 2020 year prices, primarily due to a 4.6% decrease in private consumption expenditures and a 1.7% decrease in exports of goods and services, which were offset in significant part by a 3.3% decrease in imports of goods and services, a 5.2% increase in general government consumption expenditures and a 2.8% increase in gross domestic fixed capital formation, each compared with 2019. The contraction of the Republic’s GDP in 2020 was primarily due to the COVID-19 pandemic.

GDP growth in 2021 was 4.6% at chained 2020 year prices, as exports of goods and services increased by 10.8%, aggregate private and general government consumption expenditures increased by 4.2% and gross domestic fixed capital formation increased by 4.3%, which more than offset an increase in imports of goods and services by 10.2%, each compared with 2020.

GDP growth in 2022 was 2.7% at chained 2020 year prices, as aggregate private and general government consumption expenditures increased by 4.2% and exports of goods and services increased by 3.9%, which more than offset an increase in imports of goods and services by 4.2% and a decrease in gross fixed capital formation by 0.2%, each compared with 2021.

GDP growth in 2023 was 1.6% at chained 2020 year prices, as exports of goods and services increased by 3.4% and aggregate private and general government consumption expenditures increased by 2.0%, which was offset in significant part by a 3.0% increase in imports of goods and services, each compared with 2022.

Based on preliminary data, GDP growth in 2024 was 2.0% at chained 2020 year prices, as exports of goods and services increased by 6.8% and aggregate private and general government consumption expenditures increased by 1.4%, which was offset in part by a 2.5% increase in imports of goods and services and a 0.8% decrease in gross domestic fixed capital formation, each compared with 2023.

Based on preliminary data, GDP in the first quarter of 2025 contracted by 0.1% at chained 2020 year prices, primarily due to a 4.1% decrease in gross domestic fixed capital formation and a 1.2% increase in imports of goods and services, the effects of which were offset in part by a 0.9% increase in aggregate private and general government consumption expenditures and a 0.6% increase in exports of goods and services, each compared with the corresponding period of 2024.

Principal Sectors of the Economy

Industrial Sectors

The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production:

Industrial Production

(2020 = 100)

	Index Weight(1)	2020	2021	2022	2023	2024(2)
Industries	10,000.0	100.0	108.2	108.8	108.8	113.2
Mining and Manufacturing	9,555.0	100.0	108.2	108.8	108.8	113.2
Mining	23.0	100.0	94.2	95.8	113.9	95.5
Manufacturing	9,532.0	100.0	108.2	108.8	108.8	113.2
Food Products	485.9	100.0	111.7	114.0	109.3	125.3
Beverage Products	102.0	100.0	93.0	91.4	77.7	75.3
Tobacco Products	44.7	100.0	88.4	93.2	100.9	114.2
Textiles	110.6	100.0	104.3	100.4	82.1	81.3
Wearing Apparel, Clothing Accessories and Fur Articles	83.2	100.0	137.3	117.6	114.0	73.6
Tanning and Dressing of Leather, Luggage and Footwear	17.6	100.0	92.0	78.7	49.4	36.0
Wood and Products of Wood and Cork (Except Furniture)	31.0	100.0	80.4	89.5	94.5	77.9
Pulp, Paper and Paper Products	133.8	100.0	97.5	95.1	93.7	102.3
Printing and Reproduction of Recorded Media	43.9	100.0	109.4	129.3	118.0	110.7
Coke, hard-coal and lignite fuel briquettes and Refined Petroleum Products	354.5	100.0	98.4	101.9	104.3	108.8
Chemicals and Chemical Products	756.8	100.0	105.9	93.6	91.0	96.3
Pharmaceuticals, Medicinal Chemicals and Botanical Products	288.9	100.0	96.2	111.7	141.2	157.3
Rubber and Plastic Products	414.8	100.0	104.5	110.9	112.8	120.3
Non-metallic Minerals	213.6	100.0	107.6	96.4	84.9	95.3
Basic Metals	600.2	100.0	101.0	95.5	97.5	97.2
Fabricated Metal Products	495.9	100.0	83.7	82.7	93.4	112.7
Electronic Components, Computer, Radio, Television and Communication Equipment and Apparatuses	2,402.9	300.0	342.5	316.7	329.7	335.2
Medical, Precision and Optical Instruments, Watches and Clocks	389.1	300.0	297.5	365.1	364.4	388.9
Electrical Equipment	478.2	100.0	113.4	138.3	120.8	94.4
Other Machinery and Equipment	776.7	100.0	116.6	113.4	108.6	100.3
Motor Vehicles, Trailers and Semitrailers	1,014.2	100.0	109.6	121.0	137.1	135.5
Other Transport Equipment	144.1	100.0	93.3	108.0	103.4	110.8
Furniture	43.1	100.0	72.9	64.1	52.4	50.7
Other Products	106.3	200.0	232.8	340.2	243.9	278.1
Electricity, Gas	445.0	100.0	104.9	107.5	103.5	105.1
Total Index	10,000.0	100.0	108.2	108.8	108.8	113.2

(1)

Index weights were established on the basis of an industrial census in 2020 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.

(2)	Preliminary.

Source: The Bank of Korea; Korea National Statistical Office

Industrial production decreased by 0.3% in 2020, primarily due to decreased domestic consumption and exports resulting from the COVID-19 pandemic. Industrial production recovered and increased by 8.2% in 2021, primarily due to increased exports and domestic consumption. Industrial production increased by 0.6% in 2022, primarily due to increased exports and domestic consumption. Industrial production remained stable in 2023. Based on preliminary data, industrial production increased by 4.0% in 2024, primarily due to increased exports.

Manufacturing

The manufacturing sector decreased production by 0.4% in 2020, primarily due to decreased demand for automobiles. The manufacturing sector increased production by 8.2% in 2021, primarily due to increased demand for consumer electronics products, electronic components (including semiconductors) and machinery. The manufacturing sector increased production by 0.6% in 2022, primarily due to increased demand for electrical equipment and automobiles. Production levels for the manufacturing sector remained stable in 2023. Based on preliminary data, the manufacturing sector increased production by 4.0% in 2024, primarily due to increased demand for electronic components (including semiconductors) and pharmaceuticals.

Automobiles. In 2020, automobile production decreased by 11.2% and export sales volume recorded a decrease of 21.4%, compared with 2019, primarily due to a general decline in global demand for automobiles caused by the COVID-19 pandemic, which outpaced a 4.7% increase in domestic sales volume from 2019 to 2020, primarily due to increased domestic demand for automobiles. In 2021, automobile production decreased by 1.3% and domestic sales volume recorded a decrease of 8.5%, compared with 2020, primarily due to the global shortage of semiconductors amid the COVID-19 pandemic, but export sales volume recorded an increase of 8.6% compared with 2020, primarily due to an increase in the market share of domestic automobile manufacturers in the global automotive market. In 2022, automobile production increased by 8.5% and export sales volume recorded an increase of 12.7%, compared with 2021, primarily due to an increase in demand for Korean automobiles in the global automotive market as well as the gradual easing of the global shortage of automotive semiconductors in the second half of 2022, but domestic sales volume recorded a decrease of 3.2% compared with 2021, primarily due to the global shortage of automotive semiconductors during the first half of 2022. In 2023, automobile production increased by 13.0%, export sales volume recorded an increase of 20.3% and domestic sales volume recorded an increase of 3.3%, compared with 2022, primarily due to the continued easing of the global shortage of automotive semiconductors and increased global and domestic demand for environmentally-friendly automobiles. Based on preliminary data, in 2024, automobile production decreased by 2.7% and domestic sales volume recorded a decrease of 6.5%, compared with 2023, primarily due to a decrease in demand for automobiles following a deterioration in domestic economic conditions, but export sales volume recorded an increase of 0.6% compared with 2023, primarily due to an increase in demand for environmentally-friendly automobiles in the global automotive market.

Electronics. In 2020, electronics production amounted to ~~W~~329,872 billion, an increase of 2.2% from the previous year, and exports of electronics amounted to US$183.5 billion, an increase of 3.7% from the previous year, primarily due to an increase in demand for semiconductors, computers and other electronic apparatuses. In 2020, export sales of semiconductor memory chips constituted approximately 19.5% of the Republic’s total exports. In 2021, electronics production amounted to ~~W~~370,907 billion, an increase of 12.4% from the previous year, and exports amounted to US$227.6 billion, an increase of 24.0% from the previous year, primarily due to an increase in demand for semiconductors, display panels, mobile devices, solid state drives and secondary cell batteries. In 2021, export sales of semiconductor memory chips constituted approximately 20.0% of the Republic’s total exports. In 2022, electronics production amounted to ~~W~~378,091 billion, an increase of 1.9% from the previous year, and exports amounted to US$233.2 billion, an increase of 2.5% from the previous year, primarily due to an increase in demand for semiconductors, display panels and secondary cell batteries. In 2022, export sales of semiconductor memory chips constituted approximately 19.1% of the Republic’s total exports. Based on preliminary data, in 2023, electronics production amounted to ~~W~~327,651 billion, a decrease of 13.3% from the previous year, and exports amounted to US$186.8 billion, a decrease of 19.9% from the previous year, primarily due to a decrease in demand for semiconductors, computers and other electronic apparatuses. In 2023, export sales of semiconductor memory chips constituted approximately 15.8% of the Republic’s total exports. Based on preliminary data, in 2024, electronics production amounted to ~~W~~373,322 billion, an increase of 13.9% from the previous year, and exports amounted to US$235.1 billion, an increase of 25.9% from the previous year, primarily due to an increase in demand for semiconductors, computers and other electronic apparatuses. In 2024, export sales of semiconductor memory chips constituted approximately 20.8% of the Republic’s total exports.

Iron and Steel. In 2020, crude steel production totaled 67.1 million tons, a decrease of 6.0% from 2019, primarily due to adverse conditions in the construction and shipbuilding industries in light of the COVID-19 pandemic, and export sales volume of iron and steel products decreased by 5.0%, primarily due to a decrease in global demand for crude steel products resulting from the COVID-19 pandemic. In 2021, crude steel production totaled 70.4 million tons, an increase of 4.9% from 2020, primarily due to an increase in domestic demand for crude steel products following a gradual economic recovery from the COVID-19 pandemic, but export sales volume of iron and steel products decreased by 6.1%, primarily due to an increase in the price of steel products coupled with a decrease in global demand for crude steel products resulting from the COVID-19 pandemic. In 2022, crude steel production totaled 65.8 million tons, a decrease of 6.5% from 2021, primarily due to disruptions in supply chain resulting from the Russia-Ukraine war and the temporary closure of steel production plants in Korea due to a typhoon during the course of 2022, and export sales volume of iron and steel products decreased by 5.3%, primarily due to a decrease in global demand for crude steel products resulting from the lingering effects of the COVID-19 pandemic and a general slowdown of the global economy. In 2023, crude steel production totaled 66.7 million tons, an increase of 1.3% from 2022, primarily due to the re-opening of steel production plants in Korea following the recovery from the damage caused by a typhoon during 2022, and export sales volume of iron and steel products increased by 6.5%, primarily due to an increase in demand for crude steel products from North America and Japan. Based on preliminary data, in 2024, crude steel production totaled 63.5 million tons, a decrease of 4.8% from 2023, primarily due to a decrease in domestic demand for crude steel products resulting from adverse conditions in the construction and shipbuilding industries, although export sales volume of iron and steel products increased by 3.7%, primarily due to an increase in demand for crude steel products from export destinations in Europe, Mexico and India.

Shipbuilding. In 2020, the Republic’s shipbuilding orders amounted to approximately 8 million compensated gross tons, a decrease of 20.0% compared to 2019, primarily due to the adverse conditions in the domestic and global shipbuilding industry resulting from the COVID-19 pandemic. In 2021, the Republic’s shipbuilding orders amounted to approximately 17 million compensated gross tons, an increase of 112.5% compared to 2020, primarily due to increased demand for container carriers and LNG carriers. In 2022, the Republic’s shipbuilding orders amounted to approximately 16 million compensated gross tons, a decrease of 5.9% compared to 2021, primarily due to a decrease in demand for oil tankers and container carriers. In 2023, the Republic’s shipbuilding orders amounted to approximately 10 million compensated gross tons, a decrease of 37.5% compared to 2022, primarily due to decreased demand for container carriers and LNG carriers. Based on preliminary data, in 2024, the Republic’s shipbuilding orders amounted to approximately 11 million compensated gross tons, an increase of 9.1% compared to 2023, primarily due to an increase in demand for LNG carriers, oil tankers and container carriers.

Agriculture, Forestry and Fisheries

The Government’s agricultural policy has traditionally focused on:

•	grain production;

•	development of irrigation systems;

•	land consolidation and reclamation;

•	seed improvement;

•	mechanization measures to combat drought and flood damage; and

•	increasing agricultural incomes.

Recently, however, the Government has increased emphasis on cultivating profitable crops and strengthening international competitiveness as a result of the continued opening of the domestic agricultural market.

In 2020, rice production decreased 5.4% from 2019 to 3.5 million tons. In 2021, rice production increased 11.4% from 2020 to 3.9 million tons. In 2022, rice production decreased 2.6% from 2021 to 3.8 million tons. In 2023, rice production decreased 2.6% from 2022 to 3.7 million tons. In 2024, rice production decreased 2.7% from 2023 to 3.6 million tons. Due to limited crop yields resulting from geographical and physical constraints, the Republic depends on imports for certain basic foodstuffs.

The Government is seeking to develop the fishing industry by encouraging the building of large fishing vessels and modernizing fishing equipment, marketing techniques and distribution outlets.

In 2020, the agriculture, forestry and fisheries industry decreased by 6.7% compared to 2019, primarily due to a decrease in farming and livestock production. In 2021, the agriculture, forestry and fisheries industry increased by 3.4% compared to 2020, primarily due to an increase in farming and fisheries production. In 2022, the agriculture, forestry and fisheries industry increased by 0.8% compared to 2021, primarily due to an increase in livestock production. Based on preliminary data, in 2023, the agriculture, forestry and fisheries industry decreased by 2.6% compared to 2022, primarily due to a decrease in farming and livestock production. Based on preliminary data, in 2024, the agriculture, forestry and fisheries industry increased by 0.8% compared to 2023, primarily due an increase in farming and livestock production.

Construction

In 2020, the construction industry decreased by 0.4% compared to 2019, primarily due to a decrease in the construction of residential buildings. In 2021, the construction industry decreased by 0.9% compared to 2020, primarily due to a decrease in the construction of residential buildings. In 2022, the construction industry increased by 0.9% compared to 2021, primarily due to an increase in the construction of commercial buildings. Based on preliminary data, in 2023, the construction industry increased by 3.1% compared to 2022, primarily due to an increase in the construction of commercial buildings. Based on preliminary data, in 2024, the construction industry decreased by 2.8% compared to 2023, primarily due to a decrease in the construction of residential buildings.

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption:

Dependence on Imports for Energy Consumption

	Total Primary Energy Supply	Imports	Imports Dependence Ratio
	(millions of tons of oil equivalents(1), except ratios)
2020	285.6	271.3	95.0
2021	300.6	285.0	94.8
2022	304.0	287.0	94.4
2023(2)	297.6	279.4	93.9
2024(2)	303.5	284.1	93.6

(1)	Conversion to tons of oil equivalents was calculated based on energy conversion factors under the Energy Act Enforcement Decree as amended in July 2017.
(2)	Preliminary.

Source: Korea Energy Economics Institute; Korea National Statistical Office

Korea has almost no domestic oil or gas production and depends on imported oil and gas to meet its energy requirements. Accordingly, the international prices of oil and gas significantly affect the Korean economy. Any significant long-term increase in the prices of oil and gas will increase inflationary pressures in Korea and adversely affect the Republic’s balance of trade.

To reduce its dependence on oil and gas imports, the Government has encouraged energy conservation and energy source diversification emphasizing nuclear energy. The following table sets out the principal primary sources of energy supplied in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

Primary Energy Supply by Source

	Coal		Gas		Oil		Nuclear		Others(1)		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
			(millions of tons of oil equivalents(2), except percentages)
2020	75,983	26.6	53,956	18.9	107,971	37.8	34,119	11.9	13,524	4.7	285,553	100.0
2021	76,968	25.6	59,628	19.8	115,205	38.3	33,657	11.2	15,092	5.0	300,550	100.0
2022	75,869	25.0	59,203	19.5	114,676	37.7	37,500	12.3	16,732	5.5	303,980	100.0
2023(3)	73,700	24.8	56,648	19.0	111,036	37.3	38,445	12.9	17,769	6.0	297,598	100.0
2024(3)	69,682	23.0	60,900	20.1	113,888	37.5	40,205	13.2	18,859	6.2	303,534	100.0

(1)	Includes hydro-electric power, biofuels and waste-based energy, geothermal and solar power and heat.
(2)	Conversion to tons of oil equivalents was calculated based on energy conversion factors under the Energy Act Enforcement Decree as amended in July 2017.
(3)	Preliminary.

Source: Korea Energy Economics Institute; The Bank of Korea

The Republic’s first nuclear power plant went into full operation in 1978 with a rated generating capacity of 587 megawatts. As of December 31, 2024, the Republic had 26 nuclear plants with a total estimated nuclear power installed generating capacity of 26,050 megawatts and four nuclear plants under construction.

In February 2025, the Government announced the Eleventh Basic Plan of Long-Term Electricity Supply and Demand for the period from 2024 to 2038, which focuses on, among other things, (i) promoting the use of scientific methods to estimate and calculate future electricity demand, (ii) pursuit of energy mix that prioritizes supply stability, efficiency and carbon neutrality, (iii) expansion of carbon-free energy sources instead of converting aging coal-fired generation plants into LNG power plants, (iv) expansion of power grid systems that take into account the construction of new facilities for renewable energy, and (v) effective utilization of the energy market to enhance supply stability and energy distribution. Furthermore, the Eleventh Basic Plan includes the following implementation measures: (i) continued utilization of nuclear power as a carbon-free energy source, (ii) systematic expansion of renewable energy sources while attaining greenhouse gas reduction goals, (iii) expansion of clean hydrogen- and ammonia-based power generation, and (iv) incorporation of district energy systems into the national electricity supply and demand management framework.

Services Sector

In 2020, the service industry decreased by 0.7% compared to 2019 as the arts, sports and recreation related services sector decreased by 31.9%, the accommodation and food service activities sector decreased by 17.9% and the transportation and storage sector decreased by 12.4%, each compared with 2019. In 2021, the service industry increased by 8.8% compared to 2020 as the arts, sports and recreation related services sector increased by 18.8%, the information and communications sector increased by 14.6% and the transportation and storage sector increased by 11.9%, each compared with 2020. In 2022, the service industry increased by 11.6% compared to 2021 as the arts, sports and recreation related services sector increased by 48.5%, the transportation and storage sector increased by 30.5% and the accommodation and food services sector increased by 25.6%, each compared with 2021. In 2023, the service industry increased by 4.8% compared to 2022 as the arts, sports and recreation related services sector increased by 9.8%, the membership organizations, repair and other personal services sector increased by 8.9% and the financial and insurance activities sector increased by 8.1%, each compared with 2022. Based on preliminary data, in 2024, the service industry increased by 3.2% compared to 2023 as the transportation and storage sector increased by 7.6%, the information and communications sector increased by 6.5% and the arts, sports and recreation related services sector increased by 3.7%, each compared with 2023.

Prices, Wages and Employment

The following table shows selected price and wage indices and unemployment rates:

	Producer Price Index(1)	Increase (Decrease) Over Previous Year	Consumer Price Index(1)	Increase (Decrease) Over Previous Year	Wage Index(1)(2)		Increase (Decrease) Over Previous Year		Unemployment Rate(1)(3)
	(2020=100)	(%)	(2020=100)	(%)	(2015=100)		(%)		(%)
2020	100.0	(0.5)	100.0	0.5	115.5		(0.6)		4.0
2021	106.4	6.4	102.5	2.5	123.5		6.9		3.7
2022	115.3	8.4	107.7	5.1	130.7		5.8		2.9
2023	117.1	1.6	111.6	3.6	134.9		3.2		2.7
2024	119.1	1.7	114.2	2.3	N/A	(4)	N/A	(4)	2.8

(1)	Average for the year.
(2)	Nominal wage index of average earnings in the manufacturing industry.
(3)	Expressed as a percentage of the economically active population.
(4)	Not available.

Source: The Bank of Korea; Korea National Statistical Office

In 2020, the inflation rate increased to 0.5%, primarily due to increases in agricultural and livestock product prices. In 2021, the inflation rate increased to 2.5%, primarily due to increases in agricultural and livestock product prices and oil prices. In 2022, the inflation rate increased to 5.1%, primarily due to increases in agricultural and livestock product prices and oil prices. In 2023, the inflation rate decreased to 3.6%, primarily due to a slower rate of increase in the prices of agricultural and livestock products and oil. Based on preliminary data, in 2024, the inflation rate decreased to 2.3% despite increases in agricultural and livestock product prices, primarily due to a slower rate of increase in the prices of personal services, electricity, gas, water and processed goods and, to a lesser extent, a decrease in oil prices. Based on preliminary data, the inflation rate was 2.1% in the first quarter of 2025.

In 2020, the unemployment rate increased to 4.0%, primarily due to the COVID-19 pandemic. In 2021, the unemployment rate decreased to 3.7%, reflecting a gradual recovery of the Korean economy from the COVID-19 pandemic. In 2022, the unemployment rate decreased to 2.9%, reflecting a gradual recovery of the Korean economy from the COVID-19 pandemic. In 2023, the unemployment rate decreased to 2.7%, primarily due to an increase in the number of workers employed in the service industry. Based on preliminary data, in 2024, the unemployment rate increased to 2.8%, primarily due to a decrease in the number of workers employed in the manufacturing and construction sectors. Based on preliminary data, the unemployment rate was 3.4% in the first quarter of 2025.

From 1992 to 2009, the economically active population of the Republic increased by approximately 24.8% to 24.3 million, while the number of employees increased by approximately 23.7% to 23.5 million. The economically active population over 15 years old as a percentage of the total over-15 population has remained between 62% and 65% over the past decade. Literacy among workers under 50 is almost universal. As of December 31, 2024, the economically active population of the Republic was 29.4 million and the number of employees was 28.6 million.

The following table shows selected employment information by industry and by gender:

	2020	2021	2022	2023	2024
	(all figures in percentages, except as indicated)
Labor force (in thousands of persons)	26,904	27,273	28,089	28,416	28,576
Employment by Industry:
Agriculture, Forestry and Fishing	5.4	5.3	5.4	5.3	5.2
Mining and Manufacturing	16.3	16.1	16.1	15.7	15.6
S.O.C & Services	78.3	78.6	78.5	79.0	79.2
Electricity, Transport, Communication and Finance	11.8	12.3	12.4	12.5	12.9
Business, Private & Public Service and Other Services	38.0	38.6	39.0	39.4	39.6
Construction	7.5	7.7	7.6	7.4	7.2
Wholesale & Retail Trade, Hotels and Restaurants	21.0	20.0	19.6	19.6	19.4

Total Employed	100.0	100.0	100.0	100.0	100.0

Employment by Gender:
Male	57.2	57.0	56.7	56.1	55.7
Female	42.8	43.0	43.3	43.9	44.3

Total Employed	100.0	100.0	100.0	100.0	100.0

Source: The Bank of Korea

Pursuant to certain amendments to the Labor Standards Act that became effective on July 1, 2018, the maximum working hours of employees have been reduced from 68 hours per week to 52 hours per week, and the number of special industries that are exempt from restrictions on maximum working hours will be significantly reduced. This new maximum working hours restriction under the amended Labor Standards Act is in effect for workplaces with 300 or more workers from July 1, 2018, and has been extended to workplaces with 50 or more but fewer than 300 workers from January 1, 2020, and has been further extended to workplaces with five or more but fewer than 50 workers from July 1, 2021.

Labor unrest in connection with demands by unionized workers for better wages and working conditions and greater job security occurs from time to time in the Republic. Some of the significant incidents in recent years include the following:

•	In October, November and December 2020, unionized workers at GM Korea went on partial strikes during wage and collective agreement negotiations.

•	In November and December 2020, unionized workers at Kia went on partial strikes demanding higher wages, performance-based incentives and other benefits.

•

In November and December 2021, unionized workers at Hankook Tire & Technology, one of Korea’s largest tire makers, went on a full strike demanding higher wages and performance-based incentive payments.

•

In 2021, unionized workers at CJ Logistics, one of Korea’s largest freight transportation companies, went on a series of partial strikes and demonstrations, demanding higher wages commensurate with increases in parcel delivery fees.

•

In June and November 2022, unionized truck drivers across various industries went on nationwide strikes demanding that a minimum pay system based on freight rates be made permanent and expanded in scope.

•	In 2022, subcontracted workers of Daewoo Shipping and Marine Engineering went on a full strike demanding higher wages.

•	In September 2023, the National Railroad Workers’ Union went on strike demanding improved pay and working conditions and an expansion of the KTX bullet train services.

•	In November 2023, unionized Seoul subway workers went on strike in protest of the city-run Seoul Metro’s bid to downsize its workforce.

•

In early 2024, thousands of doctors went on strike to protest the Government’s plans to increase the number of medical school admissions, and to demand higher pay and reductions in their workload, among others.

•	In December 2024, the National Railroad Workers’ Union and Seoul Subway Workers’ Union went on strike demanding increased pay and improved working conditions.

Actions such as these by labor unions may hinder implementation of the labor reform measures and disrupt the Government’s plans to create a more flexible labor market. Although much effort is being expended to resolve labor disputes in a peaceful manner, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

In 1997, the Korean Confederation of Trade Unions organized a political alliance, which led to the formation of the Democratic Labor Party in January 2000. The Democratic Labor Party merged with The New People’s Participation Party and changed its name to The Unified Progressive Party, or the UPP, in December 2011. In October 2012, the UPP split and seven UPP members of the National Assembly and their supporters formed a new party, the Progressive Justice Party, which changed its name to the Justice Party in July 2013. In December 2014, the Constitutional Court ordered the dissolution of the UPP and the removal of the party’s five lawmakers from the National Assembly for violating the Republic’s Constitution after certain of its members were convicted of trying to instigate an armed rebellion and supporting North Korea. In the legislative general election held on April 13, 2016, the Justice Party won six seats in the National Assembly, and the members-elect began their four-year terms on May 30, 2016. As of December 31, 2024, the Justice Party did not hold any seat in the National Assembly.

Population and Birthrate

Both the population and birthrate in the Republic have been declining for most of the recent past. The population has decreased by 1.2% from 2020 to 2024, and the birthrate has decreased by 10.7% over the same period.

The following table shows the population and birthrate of the Republic:

	2020	2021	2022	2023	2024
Population (in thousands of persons)	51,829	51,639	51,439	51,325	51,217
Birthrate (percentage)(1)	0.84	0.81	0.78	0.72	0.75	(2)

(1)	Represents the average number of children a woman gives birth to over her lifetime.
(2)	Preliminary.

Source: Ministry of the Interior and Safety; Korea National Statistical Office

The Financial System

Structure of the Financial Sector

The Republic’s financial sector includes the following categories of financial institutions:

•	The Bank of Korea;

•	banking institutions;

•	non-bank financial institutions; and

•	other financial entities, including:

•	financial investment companies;

•	credit guarantee institutions;

•	venture capital companies; and

•	miscellaneous others.

To increase transparency in financial transactions and enhance the integrity and efficiency of the financial markets, Korean law requires that financial institutions confirm that their clients use their real names when transacting business. The Government also strengthened confidentiality protection for private financial transactions.

In July 2007, the Korean National Assembly passed the Financial Investment Services and Capital Markets Act, or the FSCMA, under which various industry-based capital markets regulatory systems were consolidated into a single regulatory system. The FSCMA, which became effective in February 2009, expands the scope of permitted investment-related financial products and activities through expansive definitions of financial instruments and function-based regulations that allow financial investment companies to offer a wider range of financial services, as well as strengthening investor protection and disclosure requirements.

Prior to the effective date of the FSCMA, separate laws regulated various types of financial institutions depending on the type of the financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subjected financial institutions to different licensing and ongoing regulatory requirements (for example, under the Securities and Exchange Act, the Futures Trading Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to financial businesses having the same economic function, the FSCMA attempts to improve and address issues caused by the previous regulatory system under which the same economic function relating to capital markets-related business were governed by multiple regulations. To this end, the FSCMA categorizes capital markets-related businesses into six different functions as follows:

•	investment dealing (trading and underwriting of financial investment products);

•	investment brokerage (brokerage of financial investment products);

•	collective investment (establishment of collective investment schemes and the management thereof);

•	investment advice;

•	discretionary investment management; and

•	trusts (together with the five businesses set forth above, the Financial Investment Businesses).

Accordingly, all financial businesses relating to financial investment products are classified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Businesses, irrespective of what type of financial institution it is. For example, under the FSCMA, derivative businesses conducted by securities companies and future companies are subject to the same regulations, at least in principle.

The banking business and the insurance business are not subject to the FSCMA and will continue to be regulated under separate laws; provided, however, that they are subject to the FSCMA if their activities involve any Financial Investment Businesses requiring a license based on the FSCMA.

Banking Industry

The banking industry comprises commercial banks and specialized banks. Commercial banks serve the general public and corporate sectors. They include nationwide banks, regional banks and branches of foreign banks. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Branches of foreign banks have operated in the Republic since 1967 but provide a relatively small proportion of the country’s banking services. As of December 31, 2024, there were seven nationwide banks, five regional banks, three internet-only banks and 33 foreign banks with branches operating in the Republic.

Specialized banks meet the needs of specific sectors of the economy in accordance with Government policy; they are organized under, or chartered by, special laws. Specialized banks include (i) The Korea Development Bank, (ii) The Export-Import Bank of Korea, (iii) Industrial Bank of Korea, (iv) SuHyup Bank and (v) NongHyup Bank. The Government has made capital contributions to three of these specialized banks as follows:

•

The Korea Development Bank: the Government owns directly all of its paid-in capital and has made capital contributions since its establishment in 1954. Recent examples include the Government’s contributions to its capital of ~~W~~2,103 billion in 2020, ~~W~~1,121 billion in 2021, ~~W~~1,265 billion in 2022, ~~W~~775 billion in 2023 and ~~W~~2,185 billion in 2024. Taking into account these capital contributions, its total paid-in capital was ~~W~~26,317 billion as of December 31, 2024.

•

The Export-Import Bank of Korea: the Government owns, directly and indirectly, all of its paid-in capital and has made capital contributions since its establishment in 1976. Recent examples include the Government’s contributions to its capital of ~~W~~578 billion in 2020, ~~W~~299 billion in 2021, ~~W~~25 billion in 2022, ~~W~~2,000 billion in 2023 and ~~W~~2,100 billion in 2024. Taking into account these capital contributions, its total paid-in capital was ~~W~~16,873 billion as of December 31, 2024.

•

Industrial Bank of Korea: the Government directly owned 59.5% of its total shares (including common and preferred shares) as of December 31, 2024. The Government had owned all of the issued share capital of Industrial Bank of Korea until 1994, but the Government’s minimum share ownership requirement was repealed in 1997, and the Government has since periodically adjusted its ownership percentage in Industrial Bank of Korea through transactions involving the purchase and sale of its common shares. In 2020, Industrial Bank of Korea issued an aggregate of 161,507,381 new common shares to the Government for a total of ~~W~~1,266 billion in cash. In November 2020, Industrial Bank of Korea acquired from the Government and cancelled an aggregate of 44,847,038 perpetual preferred shares that it had previously issued to the Government. In May 2021, Industrial Bank of Korea issued and sold 5,636,227 new ordinary shares to the Government for an aggregate consideration of ~~W~~49 billion in cash. Taking into account such transactions, its total paid-in capital was ~~W~~4,211 billion as of December 31, 2024.

The economic difficulties in 1997 and 1998 caused an increase in Korean banks’ non-performing assets and a decline in capital adequacy ratios of Korean banks. From 1998 through 2002, the Financial Services Commission amended banking regulations several times to adopt more stringent criteria for non-performing assets that more closely followed international standards.

The following table sets out the total loans (including loans in Won and loans in foreign currencies) and non-performing assets of Korean banks as of the dates indicated.

	Total Loans	Non-Performing Assets(1)	Percentage of Total
	(trillions of won)		(percentage)
December 31, 2020	2,171.7	13.9	0.6
December 31, 2021	2,371.9	11.8	0.5
December 31, 2022	2,532.4	10.1	0.4
December 31, 2023	2,629.0	12.5	0.5
December 31, 2024(2)	2,799.1	14.8	0.5

(1)	Assets classified as substandard or below.
(2)	Preliminary.

Source: Financial Supervisory Service

In 2020, these banks posted an aggregate net profit of ~~W~~12.1 trillion, compared to an aggregate net profit of ~~W~~13.9 trillion in 2019, primarily due to increased loan loss provisions. In 2021, these banks posted an aggregate net profit of ~~W~~16.9 trillion, compared to an aggregate net profit of ~~W~~12.1 trillion in 2020, primarily due to the significant amount of gains recognized by The Korea Development Bank in connection with the exercise of its right to convert its convertible bonds issued by HMM Company Limited into common shares, which took place in June 2021, and to a lesser extent, increased net interest income and decreased loan loss provisions. In 2022, these banks posted an aggregate net profit of ~~W~~18.5 trillion, compared to an aggregate net profit of ~~W~~16.9 trillion in 2021, primarily due to increased net interest income reflecting the rise in interest rates during 2022. In 2023, these banks posted an aggregate net profit of ~~W~~21.2 trillion, compared to an aggregate net profit of ~~W~~18.5 trillion in 2022, primarily due to an increase in net interest income, which was offset in part by an increase in loan loss provisions. Based on preliminary data, in 2024, these banks posted an aggregate net profit of ~~W~~22.4 trillion, compared to an aggregate net profit of ~~W~~21.2 trillion in 2023, primarily due to a decrease in loan loss provisions, which was offset in part by an increase in non-operating expenses.

Non-Bank Financial Institutions

Non-bank financial institutions include:

•	savings institutions, including trust accounts of banks, mutual savings banks, credit unions, mutual credit facilities, community credit cooperatives and postal savings;

•	life insurance institutions; and

•	credit card companies.

As of December 31, 2024, 79 mutual savings banks, 22 life insurance institutions, which include joint venture life insurance institutions and wholly-owned subsidiaries of foreign life insurance companies, and eight credit card companies operated in the Republic.

Money Markets

In the Republic, the money markets consist of the call market and markets for a wide range of other short-term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposits, repurchase agreements and commercial paper.

Securities Markets

On January 27, 2005, the Korea Exchange was established pursuant to the now repealed Korea Securities and Futures Trading Act by consolidating the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or the KOSDAQ, and the KOSDAQ Committee of the Korea Securities Dealers Association, which had formerly managed the KOSDAQ. There are three major markets operated by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market, and the KRX Derivatives Market. The Korea Exchange has two trading floors located in Seoul, one for the KRX KOSPI Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a joint stock company with limited liability, the shares of which are held by (i) financial investment companies that were formerly members of the Korea Futures Exchange or the Korea Stock Exchange and (ii) the stockholders of the KOSDAQ. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members Korean financial investment companies and some Korean branches of foreign financial investment companies.

The Korea Exchange publishes the Korea Composite Stock Price Index every ten seconds, which is an index of all equity securities listed on the Korea Exchange. The Korea Composite Stock Price Index is computed using the aggregate value method, whereby the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated:

December 30, 2020	2,873.5
January 29, 2021	2,976.2
February 26, 2021	3,013.0
March 31, 2021	3,061.4
April 30, 2021	3,147.9
May 31, 2021	3,203.9
June 30, 2021	3,296.7
July 30, 2021	3,202.3
August 31, 2021	3,199.3
September 30, 2021	3,068.8
October 29, 2021	2,970.7
November 30, 2021	2,839.0
December 30, 2021	2,977.7
January 28, 2022	2,663.3
February 28, 2022	2,699.2
March 31, 2022	2,757.7
April 29, 2022	2,695.1
May 31, 2022	2,685.9
June 30, 2022	2,332.6
July 29, 2022	2,451.5
August 31, 2022	2,472.1
September 30, 2022	2,155.5
October 31, 2022	2,293.6
November 30, 2022	2,472.5
December 29, 2022	2,236.4
January 31, 2023	2,425.1
February 28, 2023	2,412.9
March 31, 2023	2,476.9
April 28, 2023	2,501.5
May 31, 2023	2,577.1
June 30, 2023	2,564.3
July 31, 2023	2,632.6
August 31, 2023	2,556.3
September 27, 2023	2,465.1
October 31, 2023	2,278.0
November 30, 2023	2,535.3
December 28, 2023	2,655.3
January 31, 2024	2,497.1
February 29, 2024	2,642.4
March 29, 2024	2,746.6
April 30, 2024	2,692.1
May 31, 2024	2,636.5
June 28, 2024	2,797.8
July 31, 2024	2,770.7
August 30, 2024	2,674.3
September 30, 2024	2,593.3
October 31, 2024	2,556.2
November 29, 2024	2,455.9

December 30, 2024	2,399.5
January 31, 2025	2,517.4
February 28, 2025	2,532.8
March 31, 2025	2,481.1
April 30, 2025	2,556.6
May 30, 2025	2,697.7
June 30, 2025	3,071.1
July 31, 2025	3,245.4

Over the years, liquidity and credit concerns and volatility in the global financial markets have led to fluctuations in the stock prices of Korean companies. In recent years, there was significant volatility in the stock prices of Korean companies due to deteriorating market conditions domestically and abroad. The index was 3,224.4 on August 13, 2025.

Supervision System

The Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and all other financial sector regulatory bodies merged in January 1999 to form the Financial Supervisory Service. The Financial Supervisory Service acts as the executive body of the Financial Services Commission. The Financial Services Commission reports to, but operates independently of, the Prime Minister’s office.

The Ministry of Economy and Finance focuses on financial policy and foreign currency regulations. The Bank of Korea manages monetary policy focusing on price stabilization.

Deposit Insurance System

The Republic’s deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies.

Since January 2001, deposits at any single financial institution are insured only up to ~~W~~50 million per person regardless of the amount deposited, although such limit is expected to be increased to ~~W~~100 million per person through an amendment to the Depositor Protection Act of Korea and the Presidential Decree thereof, which is expected to become effective by September 2025.

The Government excluded certain deposits, such as repurchase agreements, from the insurance scheme, expanded the definition of insured financial institutions to which the insurance scheme would apply and gradually increased the insurance premium rates applicable to insured financial institutions.

Monetary Policy

The Bank of Korea

The Bank of Korea was established in 1950 as Korea’s central bank and the country’s sole currency issuing bank. A seven-member Monetary Policy Committee, chaired by the Governor of The Bank of Korea, formulates and controls monetary and credit policies.

Inflation targeting is the basic system of operation for Korean monetary policy. The consumer price index is used as The Bank of Korea’s target indicator. To achieve its established inflation target, the Monetary Policy Committee of The Bank of Korea determines and announces the “Bank of Korea Base Rate”, the reference rate applied in transactions such as repurchase agreements between The Bank of Korea and its financial institution counterparts. The Bank of Korea uses open market operations as its primary instrument to keep the call rate in line with the Monetary Policy Committee’s target rate. In addition, The Bank of Korea is able to establish policies regarding its lending to banks in Korea and their reserve requirements.

Interest Rates

The Bank of Korea lowered its policy rate to 1.5% from 1.75% on July 18, 2019 and to 1.25% from 1.5% on October 16, 2019 to address the sluggishness of the global and domestic economy. On March 16, 2020, The Bank of Korea further lowered its policy rate to 0.75% from 1.25%, which was further lowered to 0.5% on May 28, 2020, in response to deteriorating economic conditions resulting from the COVID-19 pandemic. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, The Bank of Korea raised its policy rate from 0.50% to 0.75% on August 26, 2021, 1.00% on November 25, 2021 and 1.25% on January 14, 2022. Subsequently, in response to rising levels of household debt and inflationary pressures, The Bank of Korea continued to raise its policy rate, to 1.50% on April 14, 2022, 1.75% on May 26, 2022, 2.25% on July 13, 2022, 2.50% on August 25, 2022, 3.00% on October 12, 2022, 3.25% on November 24, 2022 and 3.50% on January 13, 2023. More recently, however, The Bank of Korea began to lower its policy rate, to 3.25% on October 11, 2024, 3.00% on November 28, 2024, 2.75% on February 25, 2025 and 2.50% on May 29, 2025 in response to weak economic conditions in the Republic.

With the deregulation of interest rates on banks’ demand deposits on February 2, 2004, The Bank of Korea completed the interest rate deregulation based upon the “Four-Stage Interest Rate Liberalization Plan” announced in 1991. The prohibition on the payment of interest on ordinary checking accounts was, however, maintained.

Money Supply

The following table shows the volume of the Republic’s money supply:

	December 31,
	2020	2021	2022	2023	2024
	(billions of Won)
Money Supply (M1)(1)	1,197,828.9	1,372,336.6	1,236,983.3	1,246,196.4	1,297,881.8
Quasi-money(2)	2,002,006.8	2,241,351.0	2,521,252.2	2,658,356.2	2,862,473.9
Money Supply (M2)(3)	3,199,835.7	3,613,687.6	3,758,235.5	3,904,552.6	4,160,355.7
Percentage Increase Over Previous Year	9.8%	12.9%	4.0%	3.9%	6.6%

(1)	Consists of currency in circulation and demand and instant access savings deposits at financial institutions.
(2)

Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.

(3)	Money Supply (M2) is the sum of Money Supply (M1) and quasi-money.

Source: The Bank of Korea

Exchange Controls

Authorized foreign exchange banks, as registered with the Ministry of Economy and Finance, handle foreign exchange transactions. The ministry has designated other types of financial institutions to handle foreign exchange transactions on a limited basis.

Korean laws and regulations generally require a report to either the Ministry of Economy and Finance, The Bank of Korea or authorized foreign exchange banks, as applicable, for issuances of international bonds and other instruments, overseas investments and certain other transactions involving foreign exchange payments.

In 1993, 1994 and 1995, the Government relaxed regulations of foreign exchange position ceilings and foreign exchange transaction documentation and created free Won accounts which may be opened by non-residents at Korean foreign exchange banks. The Won funds deposited into the free Won accounts may be converted into foreign currencies and remitted outside Korea without any governmental approval. In December 1996, after joining the OECD, the Republic freed the repatriation of investment funds, dividends and profits, as well as loan repayments and interest payments. The Government continues to reduce exchange controls in response to changes in the world economy, including the new trade regime under the WTO, anticipating that such foreign exchange reform will improve the Republic’s competitiveness and encourage strategic alliances between domestic and foreign entities.

In September 1998, the National Assembly passed the Foreign Exchange Transactions Act, which became effective in April 1999 and has subsequently been amended numerous times. In principle, most currency and capital transactions, including, among others, the following transactions, have been liberalized:

•	the investment in real property located overseas by Korean companies and financial institutions;

•	the establishment of overseas branches and subsidiaries by Korean companies and financial institutions;

•	the investment by non-residents in deposits and trust products having more than one year maturities; and

•	the issuance of debentures by non-residents in the Korean market.

To minimize the adverse effects from further opening of the Korean capital markets, the Ministry of Economy and Finance is authorized to introduce a variable deposit requirement system to restrict the influx of short-term speculative funds.

The Government has also embarked on a second set of liberalization initiatives starting in January 2001, under which ceilings on international payments for Korean residents have been eliminated, including overseas travel expenses, overseas inheritance remittances and emigration expenses. Overseas deposits, trusts, acquisitions of foreign securities and other foreign capital transactions made by residents and the making of deposits in Korean currency by non-residents have also been liberalized. In line with the foregoing liberalization, measures will also be adopted to curb illegal foreign exchange transactions and to stabilize the foreign exchange market.

Effective as of January 1, 2006, the Government liberalized the regulations governing “capital transactions”. The regulations provide that no regulatory approvals are required for any capital transactions. The capital transactions previously subject to approval requirements are now subject only to reporting requirements.

In January 2010, the Financial Supervisory Service introduced the Standards for Risk Management of Foreign Exchange Derivatives Transactions to the Enforcement Rules for Supervision of Banking Business to prevent over-hedging of foreign exchange risk by corporate investors. According to the standards as amended in October 2023, if a corporate investor, other than a financial institution or a public enterprise, wishes to enter into a currency forward, currency option, foreign exchange swap or currency swap agreement with a bank, the bank is required to verify whether the corporate investor’s assets, liabilities or contracts face foreign exchange risks that could be mitigated by a currency forward, currency option, foreign exchange swap or currency swap agreement. In addition, the bank is required to ensure that the corporate investor’s risk hedge ratio, which is the ratio of the aggregate notional amount to the aggregate amount of risk, does not exceed 100%.

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated:

Won/U.S. Dollar Exchange Rate
December 31, 2020	1,088.0
January 29, 2021	1,114.6
February 26, 2021	1,108.4
March 31, 2021	1,133.5
April 30, 2021	1,119.4
May 31, 2021	1,116.0
June 30, 2021	1,130.0
July 30, 2021	1,147.4
August 31, 2021	1,164.4
September 30, 2021	1,184.9
October 29, 2021	1,171.7
November 30, 2021	1,193.4
December 31, 2021	1,185.5
January 28, 2022	1,202.4
February 28, 2022	1,202.7
March 31, 2022	1,210.8
April 29, 2022	1,269.4
May 31, 2022	1,245.8
June 30, 2022	1,299.4
July 29, 2022	1,304.0
August 31, 2022	1,347.5
September 30, 2022	1,434.8
October 31, 2022	1,419.3
November 30, 2022	1,331.5
December 30, 2022	1,267.3
January 31, 2023	1,228.7
February 28, 2023	1,317.4
March 31, 2023	1,303.8
April 28, 2023	1,339.9
May 31, 2023	1,322.2
June 30, 2023	1,312.8
July 31, 2023	1,280.0
August 31, 2023	1,321.4
September 27, 2023	1,344.8
October 31, 2023	1,352.8
November 30, 2023	1,289.0
December 29, 2023	1,289.4
January 31, 2024	1,330.6
February 29, 2024	1,334.0
March 29, 2024	1,346.8
April 30, 2024	1,378.1
May 31, 2024	1,376.5
June 28, 2024	1,389.2
July 31, 2024	1,384.6
August 30, 2024	1,335.3

Won/U.S. Dollar Exchange Rate
September 30, 2024	1,319.6
October 31, 2024	1,383.3
November 29, 2024	1,394.7
December 31, 2024	1,470.0
January 31, 2025	1,433.3
February 28, 2025	1,439.6
March 31, 2025	1,466.5
April 30, 2025	1,438.5
May 30, 2025	1,381.4
June 30, 2025	1,356.4
July 31, 2025	1,382.9

During the period from January 2, 2008 through April 16, 2009, the value of the Won relative to the U.S. dollar declined by approximately 29.9%, due primarily to adverse economic conditions resulting from liquidity and credit concerns and volatility in the global credit and financial markets and repatriations by foreign investors of their investments in the Korean stock market. The exchange rate between the Won and the U.S. Dollar has fluctuated since then. In recent years, the value of the Won relative to the U.S. dollar depreciated significantly, due primarily to the COVID-19 pandemic, the Russia-Ukraine war and ensuing sanctions against Russia, the escalating hostilities in the Middle East following the Israel-Hamas war as well as in light of the ongoing Iran-Israel conflict and, more recently, the political situation in Korea following the declaration of martial law by former President Yoon in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025, among others. The market average exchange rate was Won 1,390.2 to US$1.00 on August 13, 2025.

Balance of Payments and Foreign Trade

Balance of Payments

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current balance and the capital balance. The current balance tracks a country’s trade in goods and services and transfer payments and measures whether a country is living within its income from trading and investments. The capital balance covers all transactions involving the transfer of capital into and out of the country, including loans and investments. The overall balance represents the sum of the current and capital balances. An overall balance surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. An overall balance deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency. The financial account mirrors the overall balance. If the overall balance is positive, the surplus, which represents the nation’s savings, finances the overall deficit of the country’s trading partners. Accordingly, the financial account will indicate cash outflows equal to the overall surplus. If, however, the overall balance is negative, the nation has an international deficit which must be financed. Accordingly, the financial account will indicate cash inflows equal to the overall deficit.

The following table sets out certain information with respect to the Republic’s balance of payments:

Balance of Payments(1)

Classification	2020	2021	2022	2023	2024(4)
	(millions of dollars)
Current Account	75,902.2	85,228.2	25,828.6	32,821.7	99,042.9
Goods	80,604.8	75,730.9	15,620.0	37,657.7	100,126.9
Exports(2)	517,909.3	649,475.2	694,324.1	643,577.2	696,196.1
Imports(2)	437,304.5	573,744.3	678,704.1	605,919.5	596,069.2
Services	(14,670.1)	(5,286.7)	(7,253.1)	(26,824.1)	(23,701.6)
Income	13,486.9	19,444.9	20,347.1	26,249.3	26,619.3
Current Transfers	(3,519.4)	(4,660.9)	(2,885.4)	(4,261.2)	(4,001.7)
Capital and Financial Account	80,996.4	78,335.3	27,063.2	32,129.1	95,512.1
Capital Account	(386.3)	(155.3)	0.7	47.1	303.3
Financial Account(3)	81,382.7	78,490.6	27,062.5	32,082.0	95,208.8
Net Errors and Omissions	5,866.8	(6,582.3)	1,233.2	(786.8)	(4,137.4)

(1)

Figures are prepared based on the sixth edition of the Balance of Payment Manual published by International Monetary Fund in December 2010 and implemented by the Government in December 2013. In December 2018, The Bank of Korea revised the Republic’s balance of payments information to capture new economic activities and reflect the changes in raw data.

(2)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(3)	Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.
(4)	Preliminary.

Source: The Bank of Korea

The current account surplus in 2023 increased to US$32.8 billion in 2023 from the current account surplus of US$25.8 billion in 2022, primarily due to an increase in surplus from the goods account, as well as an increase in surplus from the income account, the effects of which were offset in part by an increase in deficit from the services account. Based on preliminary data, the current account surplus in 2024 increased to US$99.0 billion in 2024 from the current account surplus of US$32.8 billion in 2023, primarily due to an increase in surplus from the goods account and a decrease in deficit from the services account. Based on preliminary data, the Republic’s current account surplus in the first quarter of 2025 increased to US$19.3 billion from the current account surplus of US$16.5 billion in the corresponding period of 2024, primarily due to an increase in surplus from the income account, which was offset in small part by a decrease in surplus from the goods account.

Foreign Direct Investment

Since 1960, the Government has adopted a broad range of related laws, administrative rules and regulations that provide a framework for the conduct and regulation of foreign investment activities. In September 1998, the Government promulgated the Foreign Investment Promotion Act, or the FIPA, which replaced previous foreign direct investment related laws, rules and regulations, to promote inbound foreign investments by providing incentives to, and facilitating investment activities in the Republic by, foreign nationals. The FIPA prescribes, among others, procedural requirements for inbound foreign investments, incentives for foreign investments such as tax reductions, and requirements relating to designation and development of foreign investment target regions. The Government believes that providing a stable and receptive environment for foreign direct investment will accelerate the inflow of foreign capital, technology and management techniques.

The following table sets forth information regarding annual foreign direct investment in the Republic for the periods indicated.

Foreign Direct Investment

	2020	2021	2022	2023	2024(2)
	(billions of dollars)
Contracted and Reported Investment
Greenfield Investment(1)	14.5	18.1	22.3	23.5	26.7
Merger & Acquisition	6.2	11.4	8.1	9.2	7.9

Total	20.7	29.5	30.4	32.7	34.6

Actual Investment	11.5	17.9	18.2	19.5	14.8

(1)	Includes building new factories and operational facilities.
(2)	Preliminary.

Source: Ministry of Trade, Industry and Energy

In 2023, the contracted and reported amount of foreign direct investment in the Republic increased to US$32.7 billion from US$30.4 billion in 2022, primarily due to an increase in foreign investment in the services sector to US$17.8 billion in 2023 from US$16.6 billion in 2022.

Based on preliminary data, in 2024, the contracted and reported amount of foreign direct investment in the Republic increased to US$34.6 billion from US$32.7 billion in 2023, primarily due to an increase in foreign investment in the manufacturing sector to US$14.5 billion in 2024 from US$11.9 billion in 2023.

The following table sets forth information regarding the source of foreign direct investment by region and country for the periods indicated:

Foreign Direct Investment by Region and Country

	2020	2021	2022	2023	2024
	(billions of dollars)
North America
U.S.A.	5.3	5.3	8.7	6.1	5.2
Others	3.5	1.6	5.8	6.5	5.5

	8.8	6.9	14.5	12.6	10.7
Asia
Japan	0.8	1.2	1.5	1.3	6.1
Hong Kong	1.1	0.6	0.4	1.2	1.0
Singapore	2.3	4.2	3.2	2.7	2.4
China	2.0	1.9	1.5	1.6	5.8
Others	0.4	1.2	0.5	1.8	1.0

	6.6	9.1	7.1	8.6	16.3
European Union
Ireland	0.0	1.8	0.1	0.0	0.0
Netherlands	0.6	1.0	4.9	1.1	0.9
Germany	0.5	2.8	0.5	0.2	0.3
France	0.2	0.2	0.2	1.2	0.9
Others	2.7	6.2	1.8	3.7	3.0

	4.0	12.0	7.5	6.2	5.1
Other regions and countries	1.3	1.5	1.3	5.3	2.5

Total	20.7	29.5	30.4	32.7	34.6

Source: Ministry of Trade, Industry and Energy

Trade Balance

Trade balance figures measure the difference between a country’s exports and imports. If exports exceed imports the country has a trade balance surplus while if imports exceed exports the country has a deficit. A deficit, indicating that a country’s receipts from abroad fall short of its payments to foreigners, must be financed, rendering the country a debtor nation. A surplus, indicating that a country’s receipts exceed its payments to foreigners, allows the country to finance its trading partners’ net deficit to the extent of the surplus, rendering the country a creditor nation.

The following table summarizes the Republic’s trade balance for the periods indicated:

Trade Balance

	Exports(1)	As % of GDP(2)	Imports(1)	As % of GDP(2)	Balance of Trade	Exports as % of Imports
	(billions of dollars, except percentages)
2020	512.5	29.4%	467.6	26.8%	44.9	109.6
2021	644.4	33.2%	615.1	31.7%	29.3	104.8
2022	683.6	38.0%	731.4	40.7%	(47.8)	93.5
2023	632.2	34.3%	642.6	34.8%	(10.4)	98.4
2024(3)	683.7	36.5%	632.1	33.7%	51.6	108.2

(1)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods includes insurance and freight cost.
(2)	At current market prices.
(3)	Preliminary.

Source: The Bank of Korea; Korea Customs Service

The Republic, due to its lack of natural resources, relies on extensive trading activity for growth. The country meets virtually all domestic requirements for petroleum, wood and rubber with imports, as well as much of its coal and iron needs. Exports consistently represent a high percentage of GDP and, accordingly, the international economic environment is of crucial importance to the Republic’s economy. See “—The Economy—Worldwide Economic and Financial Difficulties”.

The following tables give information regarding the Republic’s exports and imports by major commodity groups:

Exports by Major Commodity Groups (C.I.F.)(1)

	2020	As % of 2020 Total	2021	As % of 2021 Total	2022	As % of 2022 Total	2023	As % of 2023 Total	2024(2)	As % of 2024 Total(2)
	(billions of dollars, except percentages)
Foods & Consumer Goods	8.6	1.7	9.8	1.5	10.4	1.5	10.7	1.7	11.6	1.7
Raw Materials and Fuels	32.1	6.3	51.4	8.0	75.1	11.0	62.6	9.9	60.9	8.9
Petroleum & Derivatives	24.7	4.8	38.8	6.0	63.3	9.3	52.4	8.3	50.7	7.4
Others	7.4	1.4	12.6	2.0	11.8	1.7	10.2	1.6	10.2	1.5
Light Industrial Products	32.4	6.3	35.3	5.5	35.2	5.1	33.4	5.3	34.2	5.0
Heavy & Chemical Industrial Products	439.3	85.7	547.9	85.0	563.0	82.4	525.5	83.1	577.0	84.4
Electronic & Electronic Products	178.5	34.8	221.8	34.4	224.2	32.8	181.1	28.6	231.0	33.8
Chemicals & Chemical Products	66.6	13.0	91.9	14.3	98.0	14.3	86.6	13.7	83.6	12.2
Metal Goods	39.6	7.7	52.6	8.2	55.3	8.1	49.8	7.9	48.2	7.0
Machinery & Precision Equipment	63.4	12.4	70.9	11.0	70.9	10.4	72.6	11.5	72.5	10.6
Transport Equipment	77.6	15.1	94.2	14.6	98.4	14.4	118.2	18.7	120.6	17.6
Passenger Cars	35.6	6.9	44.3	6.9	51.7	7.6	68.3	10.8	68.3	10.0
Ships & Boats	19.2	3.7	22.4	3.5	17.6	2.6	20.8	3.3	24.5	3.6
Others	22.8	4.4	27.5	4.3	29.2	4.3	29.1	4.6	27.8	4.1
Others	13.6	2.7	16.6	2.6	16.1	2.4	17.2	2.7	21.2	3.1

Total	512.5	100.0	644.4	100.0	683.6	100.0	632.2	100.0	683.7	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods includes insurance and freight costs.
(2)	Preliminary.

Source: The Bank of Korea; Korea Customs Service

Imports by Major Commodity Groups (C.I.F.)(1)

	2020	As % of 2020 Total	2021	As % of 2021 Total	2022	As % of 2022 Total	2023	As % of 2023 Total	2024(2)	As % of 2024 Total(2)
	(billions of dollars, except percentages)
Industrial Materials and Fuels	206.3	44.1	302.6	49.2	393.8	53.8	328.4	51.1	308.3	48.8
Crude Petroleum	44.5	9.5	67.0	10.9	106.0	14.5	86.2	13.4	85.4	13.5
Mineral	21.4	4.6	33.3	5.4	31.3	4.3	27.1	4.2	25.9	4.1
Chemicals	46.4	9.9	60.4	9.8	70.2	9.6	64.8	10.1	55.5	8.8
Iron & Steel Products	15.2	3.3	22.2	3.6	22.7	3.1	21.3	3.3	20.5	3.2
Non-ferrous Metal	11.7	2.5	18.4	3.0	19.5	2.7	15.9	2.5	15.9	2.5
Others	67.1	14.3	101.3	16.5	144.1	19.7	113.1	17.6	105.1	16.6
Capital Goods	177.1	37.9	212.8	34.6	228.9	31.3	211.5	32.9	222.3	35.2
Machinery & Precision Equipment	57.9	12.4	70.0	11.4	68.6	9.4	66.1	10.3	67.8	10.7
Electric & Electronic Machines	105.1	22.5	127.6	20.7	144.8	19.8	129.3	20.1	135.7	21.5
Transport Equipment	11.9	2.5	13.0	2.1	13.2	1.8	13.7	2.1	16.3	2.6
Others	2.3	0.5	2.2	0.4	2.3	0.3	2.4	0.4	2.5	0.4
Consumer Goods	84.2	18.0	99.6	16.2	108.7	14.9	102.7	16.0	101.4	16.0
Cereals	7.1	1.5	8.9	1.4	11.3	1.5	9.8	1.5	8.7	1.4
Goods for Direct Consumption	22.3	4.8	25.7	4.2	29.0	4.0	27.5	4.3	27.7	4.4
Durable Consumer Goods	34.9	7.5	42.2	6.9	42.8	5.9	40.7	6.3	40.4	6.4
Nondurable Consumer Goods	20.0	4.3	22.8	3.7	25.6	3.5	24.7	3.8	24.6	3.9

Total	467.6	100.0	615.1	100.0	731.4	100.0	642.6	100.0	632.1	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods includes insurance and freight costs.
(2)	Preliminary.

Source: The Bank of Korea; Korea Customs Service

In 2020, the Republic recorded a trade surplus of US$44.9 billion. Exports decreased by 5.5% to US$512.5 billion in 2020 from US$542.2 billion in 2019, primarily due to a slowdown of the global economy resulting from the COVID-19 pandemic. Imports decreased by 7.1% to US$467.6 billion in 2020 from US$503.3 billion in 2019, primarily due to a decrease in oil prices, which also led to decreased unit prices of other major raw materials, as well as decreased domestic consumption, which were mainly attributed to the COVID-19 pandemic.

In 2021, the Republic recorded a trade surplus of US$29.3 billion. Exports increased by 25.7% to US$644.4 billion in 2021 from US$512.5 billion in 2020, primarily due to a recovery of the global economy from the COVID-19 pandemic. Imports increased by 31.5% to US$615.1 billion in 2021 from US$467.6 billion in 2020, primarily due to an increase in domestic consumption as well as an increase in oil prices, which also led to increased unit prices of other major raw materials.

In 2022, the Republic recorded a trade deficit of US$47.8 billion. Exports increased by 6.1% to US$683.6 billion in 2022 from US$644.4 billion in 2021, primarily due to an improvement in the domestic economic conditions of the Republic’s major trading partners. Imports increased by 18.9% to US$731.4 billion in 2022 from US$615.1 billion in 2021, primarily due to an increase in energy and commodity prices, which also led to increased unit prices of other major raw materials.

In 2023, the Republic recorded a trade deficit of US$10.4 billion. Exports decreased by 7.5% to US$632.2 billion in 2023 from US$683.6 billion in 2022, primarily due to a deterioration in the domestic economic conditions of the Republic’s major trading partners and a downturn in the semiconductor industry. Imports decreased by 12.1% to US$642.6 billion in 2023 from US$731.4 billion in 2022, primarily due to a decrease in energy and commodity prices, which also led to decreased unit prices of other major raw materials.

Based on preliminary data, in 2024, the Republic recorded a trade surplus of US$51.6 billion. Exports increased by 8.1% to US$683.7 billion in 2024 from US$632.2 billion in 2023, primarily due to a substantial growth in demand for semiconductor products globally and a general improvement in the domestic economic conditions of the Republic’s major trading partners. Imports decreased by 1.6% to US$632.1 billion in 2024 from US$642.6 billion in 2023, primarily due to a decrease in oil prices, which also led to decreased unit prices of other major raw materials.

Based on preliminary data, the Republic recorded a trade surplus of US$7.3 billion in the first quarter of 2025. Exports decreased by 2.1% to US$159.8 billion in the first quarter of 2025 from US$163.3 billion in the corresponding period of 2024, primarily due to a deterioration in the domestic economic conditions of the Republic’s major trading partners. Imports decreased by 1.4% to US$152.6 billion in the first quarter of 2025 from US$154.8 billion in the corresponding period of 2024, primarily due to a decrease in energy and commodity prices, which also led to decreased unit prices of other major raw materials.

The following table sets forth the Republic’s exports trading partners:

Exports

	2020	As % of 2020 Total	2021	As % of 2021 Total	2022	As % of 2022 Total	2023	As % of 2023 Total	2024(1)	As % of 2024 Total(1)
	(millions of dollars, except percentages)
China	132,565.4	25.9	162,913.0	25.3	155,789.4	22.8	124,817.7	19.7	133,036.3	19.5
United States	74,115.8	14.5	95,902.0	14.9	109,765.7	16.1	115,696.3	18.3	127,786.5	18.7
Japan	25,097.7	4.9	30,061.8	4.7	30,606.3	4.5	29,000.6	4.6	29,606.7	4.3
Hong Kong	30,653.8	6.0	37,467.1	5.8	27,651.2	4.0	25,193.6	4.0	35,022.8	5.1
Singapore	9,828.4	1.9	14,148.5	2.2	20,205.4	3.0	18,752.0	3.0	18,216.1	2.7
Vietnam	48,510.6	9.5	56,728.5	8.8	60,963.7	8.9	53,479.5	8.5	58,321.3	8.5
Taiwan	16,465.4	3.2	24,285.3	3.8	26,198.2	3.8	20,178.8	3.2	33,960.9	5.0
India	11,937.3	2.3	15,603.3	2.4	18,870.1	2.8	17,949.6	2.8	18,695.7	2.7
Indonesia	6,312.9	1.2	8,550.3	1.3	10,215.9	1.5	9,140.2	1.4	7,944.0	1.2
Mexico	8,241.0	1.6	11,290.2	1.8	12,654.2	1.9	12,222.0	1.9	13,607.2	2.0
Australia	6,188.5	1.2	9,750.5	1.5	18,753.0	2.7	17,791.4	2.8	15,593.1	2.3
Germany	9,576.1	1.9	11,109.9	1.7	10,067.7	1.5	10,317.1	1.6	9,037.9	1.3
Others(2)	133,005.1	26.0	166,590.0	25.9	181,844.0	26.6	177,687.0	28.1	182,863.1	26.7

Total	512,498.0	100.0	644,400.4	100.0	683,584.8	100.0	632,225.8	100.0	683,691.6	100.0

(1)	Preliminary.
(2)	Includes more than 200 countries and regions.

Source: The Bank of Korea; Korea Customs Service

The following table sets forth the Republic’s imports trading partners:

Imports

	2020	As % of 2020 Total	2021	As % of 2021 Total	2022	As % of 2022 Total	2023	As % of 2023 Total	2024(1)	As % of 2024 Total(1)
	(millions of dollars, except percentages)
China	108,884.6	23.3	138,628.1	22.5	154,576.3	21.1	142,857.3	22.2	139,867.8	22.1
Japan	46,023.0	9.8	54,642.2	8.9	54,711.8	7.5	47,656.5	7.4	47,898.7	7.6
United States	57,492.2	12.3	73,213.4	11.9	81,784.7	11.2	71,272.0	11.1	72,121.4	11.4
Saudi Arabia	15,979.6	3.4	24,271.3	3.9	41,640.3	5.7	32,762.5	5.1	31,502.2	5.0
Qatar	7,562.1	1.6	11,611.1	1.9	16,567.2	2.3	14,998.9	2.3	14,211.0	2.2
Australia	18,707.1	4.0	32,918.0	5.4	44,929.4	6.1	32,823.0	5.1	29,956.3	4.7
Germany	20,680.9	4.4	21,996.3	3.6	23,614.9	3.2	23,611.2	3.7	22,301.0	3.5
Kuwait	5,827.9	1.2	8,253.9	1.3	12,401.9	1.7	9,659.0	1.5	8,786.8	1.4
Taiwan	17,837.0	3.8	23,485.8	3.8	28,274.6	3.9	24,370.6	3.8	30,222.5	4.8
United Arab Emirates	5,692.7	1.2	7,318.7	1.2	15,492.8	2.1	16,422.8	2.6	17,988.2	2.8
Indonesia	7,594.7	1.6	10,725.1	1.7	15,734.9	2.2	12,145.9	1.9	12,569.0	2.0
Malaysia	8,892.6	1.9	10,456.2	1.7	15,249.1	2.1	15,237.1	2.4	13,982.0	2.2
Others(2)	146,458.4	31.3	197,573.3	32.1	226,391.8	31.0	198,755.3	30.9	190,693.1	30.2

Total	467,632.8	100.0	615,093.4	100.0	731,369.7	100.0	642,572.1	100.0	632,100.0	100.0

(1)	Preliminary.
(2)	Includes more than 200 countries and regions.

Source: The Bank of Korea; Korea Customs Service

In recent years, the value of the Won relative to the U.S. dollar has depreciated significantly, in particular due to the impact of the COVID-19 pandemic, the Russia-Ukraine war and ensuing sanctions against Russia and the escalating hostilities in the Middle East following the Israel-Hamas war as well as in light of the ongoing Iran-Israel conflict and, more recently, the political situation in Korea following the declaration of martial law by former President Yoon in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025, among others. See “—The Economy—Worldwide Economic and Financial Difficulties”. An appreciation of the Won against the U.S. dollar increases the Won value of the Republic’s export sales and diminishes the price-competitiveness of export goods in foreign markets in U.S. dollar terms. However, it also decreases the cost of imported raw materials in Won terms and the cost in Won of servicing the Republic’s U.S. dollar-denominated debt. In general, when the Won appreciates, export dependent sectors of the Korean economy, including automobiles, electronics and shipbuilding, suffer from the resulting pressure on the price-competitiveness of export goods, which may lead to reduced profit margins and loss in market share, more than offsetting a decrease in the cost of imported raw materials. If the export dependent sectors of the Korean economy suffer reduced profit margins or a net loss, it could result in a material adverse effect on the Korean economy.

Since the Government announced its plans to pursue free trade agreements, or FTAs, in 2003, the Republic has entered into FTAs with key trading partners. The Republic has had bilateral FTAs in effect with Chile since 2004, Singapore since 2006, India since 2010, Peru since 2011, the United States since 2012, Turkey since 2013, Australia since 2014, Canada, China, New Zealand and Vietnam since 2015, Colombia since July 2016, the United Kingdom since January 2021, Israel and Cambodia since December 2022, Indonesia since January 2023 and the Philippines since 2024. The Republic is currently in negotiations with a number of other key trading partners. In addition, the Republic has had regional FTAs in effect with the European Free Trade Association since 2006, the Association of Southeast Asian Nations since 2009, the European Union since 2011, with each of

Panama, Costa Rica, Guatemala, Honduras, El Salvador and Nicaragua since 2021 and with the Regional Comprehensive Economic Partnership since 2022, and is currently negotiating additional regional FTAs. The Republic and Turkey have completed revisions to their bilateral FTA, which became effective in August 2018. The Republic and the United States have also completed revisions to their bilateral FTA, which became effective in January 2019.

Non-Commodities Trade Balance

The Republic had non-commodities trade deficits of US$4.7 billion in 2020, non-commodities trade surpluses of US$9.5 billion in 2021 and US$10.2 billion in 2022, and non-commodities trade deficits of US$4.8 billion in 2023. Based on preliminary data, the Republic had non-commodities trade deficits of US$1.1 billion in 2024.

Foreign Currency Reserves

The foreign currency reserves are external assets that are readily available to and controlled by monetary authorities for meeting balance of payments financing needs and for other related purposes. The following table shows the Republic’s total official foreign currency reserves:

Total Official Reserves

	December 31,
	2020	2021	2022	2023	2024
	(millions of dollars)
Gold	$4,794.8	$4,794.8	$4,794.8	$4,794.8	$4,794.8
Foreign Exchange(1)	430,117.2	438,319.2	399,043.1	395,643.3	391,889.9

Total Gold and Foreign Exchange	434,912.0	443,114.0	403,837.9	400,438.1	396,684.7

Reserve Position at IMF	4,815.3	4,634.9	4,489.5	4,627.8	4,204.9
Special Drawing Rights	3,370.8	15,369.5	14,836.3	15,082.1	14,714.1

Total Official Reserves	$443,098.1	$463,118.4	$423,163.7	$420,147.9	$415,603.8

(1)	More than 95% of the Republic’s foreign currency reserves are comprised of convertible foreign currencies.

Source: The Bank of Korea; International Monetary Fund

The Government’s foreign currency reserves increased to US$262.2 billion as of December 31, 2007 from US$8.9 billion as of December 31, 1997, primarily due to continued balance of trade surpluses and capital inflows. In 2008, the Government’s foreign currency reserves decreased, falling to US$201.2 billion as of December 31, 2008, partially as a result of the Government’s use of the foreign currency reserve to provide foreign currency liquidity to Korean financial institutions. The Government’s foreign currency reserves increased to US$443.1 billion as of December 31, 2020 and US$463.1 billion as of December 31, 2021, primarily due to continued trade surpluses and capital inflows. The Government’s foreign currency reserves decreased to US$423.2 billion as of December 31, 2022, US$420.1 billion as of December 31, 2023 and US$415.6 billion as of December 31, 2024, however, primarily in relation to the depreciation of the Won against the U.S. dollar. The amount of the Government’s foreign currency reserve was US$411.3 billion as of July 31, 2025.

Government Finance

The Ministry of Economy and Finance prepares the Government budget and administers the Government’s finances.

Under the National Finance Act, the Government’s fiscal year commences on January 1. The Government must submit the budget, which is drafted by the Minister of Economy and Finance and approved by the President of the Republic, to the National Assembly not later than 120 days prior to the start of the fiscal year and may submit supplementary budgets revising the original budget at any time during the fiscal year.

2023 budgeted revenues increased by 13.7% to ~~W~~588.6 trillion from ~~W~~517.7 trillion in 2022, led by an increase in budgeted tax revenues (including taxes on income, profits and capital gains). 2023 budgeted expenditures and net lending increased by 5.2% to ~~W~~601.6 trillion from ~~W~~571.8 trillion in 2022, led by increases in budgeted expenditures on revitalization of the economy. The 2023 budget anticipated a ~~W~~13.1 trillion budget deficit.

2024 budgeted revenues decreased by 2.6% to ~~W~~573.3 trillion from ~~W~~588.6 trillion in 2023, led by a decrease in budgeted tax revenues (including taxes on income, profits and capital gains). 2024 budgeted expenditures and net lending increased by 2.7% to ~~W~~617.7 trillion from ~~W~~601.6 trillion in 2023, led by increases in budgeted expenditures on revitalization of the economy. The 2024 budget anticipated a ~~W~~44.4 trillion budget deficit.

2025 budgeted revenues increased by 6.3% to ~~W~~609.4 trillion from ~~W~~573.3 trillion in 2024, led by increases in budgeted tax revenues (including taxes on income, profits and capital gains). 2025 budgeted expenditures and net lending increased by 2.2% to ~~W~~631.1 trillion from ~~W~~617.7 trillion in 2024, led by increases in budgeted expenditures on revitalization of the economy. The 2025 budget anticipated a ~~W~~21.7 trillion budget deficit.

Beginning in March 2020, the National Assembly approved a series of supplementary budgets as part of the Government’s efforts to mitigate adverse effects on the Korean economy resulting from the COVID-19 pandemic. See “—The Economy—Worldwide Economic and Financial Difficulties”. These supplementary budgets, which amounted to ~~W~~66.8 trillion in 2020, ~~W~~49.8 trillion in 2021 and ~~W~~78.9 trillion in 2022, were some of the largest of their kind drawn up in response to an outbreak of an infectious disease in Korea. The supplementary budgets were funded through the issuance of treasury bonds by the Government, The Bank of Korea’s unappropriated surplus and other surplus funds available to the Government, among others.

Any significant increase in additional spending measures may lead to a budget deficit for 2025, which could result in a deterioration in the Government’s fiscal position and an increase in borrowings.

The following table shows consolidated Government revenues and expenditures:

Consolidated Central Government Revenues and Expenditures

	Actual					Budget
	2020	2021	2022	2023	2024(1)	2023	2024	2025(1)
	(billions of Won)
Total Revenues	446,628	537,619	588,332	543,586	560,088	588,577	573,261	609,351
Current Revenues	443,694	534,999	585,325	539,887	556,112	584,672	569,507	601,063
Total Tax Revenues	360,129	422,182	479,384	432,989	429,335	486,573	459,643	478,925
Taxes on income, profits and capital gains	148,622	184,509	232,319	196,253	179,929	236,860	203,425	215,074
Social security contributions	74,583	78,104	83,444	88,918	92,802	86,116	92,329	96,496
Tax on property	22,735	31,392	27,696	25,311	24,243	27,815	24,149	22,473
Taxes on goods and services	91,047	99,840	105,828	97,008	105,610	107,760	110,503	115,619
Taxes on international trade and transaction	7,059	8,227	10,324	7,288	6,972	10,724	8,907	8,409
Other tax	16,084	20,110	19,773	18,211	19,778	17,299	20,330	20,855
Non-Tax Revenues	83,565	112,818	105,941	106,898	126,787	98,099	109,864	122,138
Operating surpluses of departmental enterprise sales and property income	33,571	56,664	47,459	42,537	56,969	36,492	41,432	51,959
Administration fees & charges and non-industrial sales	9,929	10,865	11,434	12,428	12,787	12,470	13,357	13,913
Fines and forfeits	23,583	26,993	28,276	29,752	32,997	27,816	30,829	31,107
Contributions to government employee pension fund	13,876	14,918	16,348	18,149	19,988	18,480	20,322	21,196
Current revenue of non-financial public enterprises	2,606	3,378	2,425	4,032	4,046	2,842	3,925	3,964
Capital Revenues	2,934	2,620	3,007	3,700	3,966	3,905	3,754	8,288
Total Expenditures and Net Lending	517,781	568,113	652,902	580,354	603,609	601,629	617,664	631,091
Total Expenditures	489,966	538,034	622,997	559,707	580,113	584,587	593,643	615,040
Current Expenditures	455,098	502,191	585,593	523,270	542,859	545,493	553,669	576,081
Expenditure on goods and service	79,460	88,144	89,759	90,389	93,217	94,966	98,053	97,971
Interest payment	14,452	15,431	18,481	22,362	26,310	21,726	24,968	27,530
Subsidies and other current transfers	357,295	395,826	473,661	405,733	417,643	424,353	425,078	445,013
Current expenditure of non-financial public enterprises	3,891	2,790	3,692	4,785	5,688	4,449	5,570	5,567
Capital Expenditures	34,868	35,842	37,404	36,437	37,254	39,094	39,974	38,959
Net Lending	27,815	30,079	29,905	20,647	23,496	17,042	24,021	16,051

(1)	Preliminary.

Source: Ministry of Economy and Finance; The Bank of Korea; Korea National Statistical Office

The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

Revenues derive mainly from national taxes and non-tax revenues. Taxes in Korea can be roughly classified into the following types:

•	income tax and capital gains tax,

•	property tax,

•	value-added tax,

•	customs duty tax, and

•	other taxes.

Income tax and capital gains tax are imposed on income derived from labor, business operation and ownership of assets and profits derived from capital appreciation. Income tax and capital gains tax, depending on the type of taxpayer, can be further classified into corporate income tax and individual income tax. Property tax is imposed on exchange or ownership of property and includes inheritance tax and gift tax. Value-added tax is imposed on value added to goods and services. Customs duty tax is imposed on imported goods. Other taxes include tax on certain securities transactions and a stamp tax for certain documents.

Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

For 2020, the Republic recorded total revenues of ~~W~~446.6 trillion and total expenditures and net lending of ~~W~~517.8 trillion. The Republic had a fiscal deficit of ~~W~~71.2 trillion in 2020.

For 2021, the Republic recorded total revenues of ~~W~~537.6 trillion and total expenditures and net lending of ~~W~~568.1 trillion. The Republic had a fiscal deficit of ~~W~~30.5 trillion in 2021.

For 2022, the Republic recorded total revenues of ~~W~~588.3 trillion and total expenditures and net lending of ~~W~~652.9 trillion. The Republic had a fiscal deficit of ~~W~~64.6 trillion in 2022.

For 2023, the Republic recorded total revenues of ~~W~~543.6 trillion and total expenditures and net lending of ~~W~~580.4 trillion in 2023. The Republic had a fiscal deficit of ~~W~~36.8 trillion in 2023.

Based on preliminary data, the Republic recorded total revenues of ~~W~~560.1 trillion and total expenditures and net lending of ~~W~~603.6 trillion in 2024. The Republic had a fiscal deficit of ~~W~~43.5 trillion in 2024.

Debt

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2023 amounted to approximately ~~W~~1,102.1 trillion, an increase of 5.6% over the previous year.

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2024 amounted to approximately ~~W~~1,150.9 trillion, an increase of 4.4% over the previous year.

The Ministry of Economy and Finance administers the national debt of the Republic.

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. dollars, the estimated outstanding direct external debt of the Government as of December 31, 2024:

Direct External Debt of the Government

	Amount in Original Currency		Equivalent Amount in U.S. Dollars(1)
	(millions)
US$	US$	6,525.0	US$	6,525.0
Euro (EUR)	EUR	1,400.0		1,455.9

Total			US$	7,980.9

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2024.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of Won)
2020	808,941.0
2021	927,865.2
2022	1,021,574.4
2023	1,080,844.4
2024	1,128,191.5

The following table sets out all guarantees by the Government of indebtedness of others:

Guarantees by the Government

	December 31,
	2020	2021	2022	2023	2024
	(billions of Won)
Domestic	12,490.0	10,930.0	10,620.0	10,460.0	10,960.0
External(1)	—	—	—	—	—

Total	12,490.0	10,930.0	10,620.0	10,460.0	10,960.0

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers or the market average exchange rates in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “—Tables and Supplementary Information”.

External Liabilities

The following tables set out certain information regarding the Republic’s external liabilities calculated under the criteria based on the sixth edition of the Balance of Payment Manual published by the International Monetary

Fund in December 2010 and implemented by the Government in December 2013. Under BPM6, in particular, prepayments received in connection with the construction of ships are excluded from the external liabilities.

	December 31,
	2020	2021	2022	2023	2024(1)
	(billions of dollars)
Long-term Liabilities	390.6	465.6	499.3	531.9	523.2
General Government	119.4	144.4	153.2	170.8	160.6
Monetary Authorities	15.0	35.9	25.0	22.5	23.4
Banks	112.2	128.1	146.8	147.6	137.0
Other Sectors	144.0	157.2	174.2	190.9	202.1
Short-term Liabilities	160.1	165.1	174.0	140.7	146.9
General Government	2.1	1.6	3.9	1.6	2.5
Monetary Authorities	10.8	9.7	4.7	3.9	3.3
Banks	122.0	124.3	129.7	101.9	107.3
Other Sectors	25.2	29.6	35.6	33.3	33.8

Total External Liabilities	550.6	630.7	673.3	672.5	670.0

(1)	Preliminary.

Commitments to Assume Treasury Obligations

The Government may, if deemed necessary for recovery from disasters and calamities, make commitments to assume treasury obligations to the extent resolved by the National Assembly each fiscal year. In such cases, such commitments shall be executed in accordance with the procedures for spending reserve funds within general accounts.

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization of sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A. External Debt of the Government

(1) External Bonds of the Government

Series	Issue Date	Maturity Date	Interest Rate (%)	Currency	Original Principal Amount	Principal Amount Outstanding as of December 31, 2024
2005-001	November 2, 2005	November 3, 2025	5.625	USD	400,000,000		400,000,000
2014-001	June 10, 2014	June 10, 2044	4.125	USD	1,000,000,000		1,000,000,000
2017-001	January 19, 2017	January 19, 2027	2.750	USD	1,000,000,000		1,000,000,000
2018-001	September 20, 2018	September 20, 2028	3.500	USD	500,000,000		500,000,000
2018-002	September 20, 2018	September 20, 2048	3.875	USD	500,000,000		500,000,000
2019-001	June 19, 2019	June 19, 2029	2.500	USD	1,000,000,000		1,000,000,000
2020-001	September 16, 2020	September 16, 2030	1.000	USD	625,000,000		625,000,000
2020-002	September 16, 2020	September 16, 2025	0.000	EUR	700,000,000		700,000,000
2021-001	October 15, 2021	October 15, 2026	0.000	EUR	700,000,000		700,000,000
2021-002	October 15, 2021	October 15, 2031	1.750	USD	500,000,000		500,000,000
2024-001	July 3, 2024	July 3, 2029	4.500	USD	1,000,000,000		1,000,000,000

Total External Bonds in Original Currencies						USD	6,525,000,000
						EUR	1,400,000,000

Total External Bonds in Equivalent Amount of Won(1)						~~W~~	11,731,930,000,000

(1)

U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ~~W~~1,470.0, the market average exchange rate in effect on December 31, 2024, as announced by Seoul Money Brokerage Services, Ltd. Euro amounts are converted to Won amounts at the rate of EUR 1.00 to ~~W~~1,528.7, the market average exchange rate in effect on December 31, 2024, as announced by Seoul Money Brokerage Services, Ltd.

(2) External Borrowings of the Government

None.

B. External Guaranteed Debt of the Government

None.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2024
	(%)			(billions of Won)
1. Bonds
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	0.750-5.750	2006-2024	2025-2074	1,047,874.2
Interest-Bearing Treasury Bond for National Housing I	1.000-1.750	2015-2024	2020-2029	79,100.9
Interest-Bearing Treasury Bond for National Housing II	0.0	2009-2017	2019-2029	1.9
Interest-Bearing Treasury Bond for National Housing III	—	—	—	0
Non-interest-Bearing Treasury Bond for Contribution to International Organizations(1)	0	1967-1985	—	9.4

Total Bonds				1,126,986.5

2. Borrowings
Borrowings from The Bank of Korea	—	—	—	0
Borrowings from the Sports Promotion Fund	2.875-3.665	2023-2024	2025-2029	960.0
Borrowings from The Korea Foundation Fund	—	—	—	0
Borrowings from the Labor Welfare Promotion Fund	2.920-2.935	2024	2025	50.0
Borrowings from Korea Technology Finance Corporation	2.870-3.100	2024	2026	195.0
Borrowings from the Credit Guarantee Fund for Agriculture, Forestry and Fisheries Suppliers	—	—	—	0
Borrowings from the Government Employees’ Pension Fund	—	—	—	0
Borrowings from the Film Industry Development Fund	—	—	—	0
Borrowings from the Korea Credit Guarantee Fund	—	—	—	0
Borrowings from the Housing Finance Credit Guarantee Fund	—	—	—	0
Borrowings from the Korea Infrastructure Credit Guarantee Fund	—	—	—	0

Total Borrowings				1,205.0

Total Internal Funded Debt				1,128,191.5

(1)	Interest Rates and Years of Original Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2024
	(%)			(billions of Won)
1. Bonds of Government-Affiliated Corporations
Korea Deposit Insurance Corporation	—	—	—	0
Korea Student Aid Foundation	1.230-5.480	2011-2024	2025-2044	10,350.0
Supply Chain Resilience Fund	2.820-2.960	2024	2026-2027	400.0
Key Industry Stabilization Fund	1.450-2.190	2020-2021	2025	210.0

Total Internal Guaranteed Debt				10,960.0

E. Others

Commitments to Assume Treasury Obligations

The Government may, if deemed necessary for recovery from disasters and calamities, make commitments to assume treasury obligations to the extent resolved by the National Assembly each fiscal year. In such cases, such commitments shall be executed in accordance with the procedures for spending reserve funds within general accounts.

DESCRIPTION OF THE DEBT SECURITIES

The Republic will issue debt securities under a fiscal agency agreement or agreements. The term “debt securities”, as used in this prospectus, refers to all debt securities issued and issuable from time to time under such fiscal agency agreement or agreements. The description below summarizes the material provisions of the debt securities and the fiscal agency agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, you should read the form of fiscal agency agreement and the form of global debt security before deciding whether to invest in the debt securities. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities will be described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

The Republic will appoint a fiscal agent or agents in connection with debt securities whose duties will be governed by the fiscal agency agreement. The Republic may replace the fiscal agent or appoint different fiscal agents for different series of debt securities.

General Terms of the Debt Securities

The Republic may issue debt securities in separate series at various times. The prospectus supplement that relates to your debt securities will specify some or all of the following terms:

•	the aggregate principal amount;

•	the currency of denomination and payment;

•	any limitation on principal amount and authorized denominations;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the maturity date or dates;

•	the interest rate for the debt securities and, if variable, the method by which the interest rate will be calculated;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	where and how the Republic will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed before maturity;

•	any sinking fund or similar provision;

•

whether the debt securities are subject to “enhanced collective action clauses” (as described in “—Events of Default—Enhanced Collective Action Debt Securities” and “—Modifications and Amendments; Debt Securityholders’ Meetings—Enhanced Collective Action Debt Securities” below) or “collective action clauses” (as described in “—Events of Default—Collective Action Debt Securities” and “—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities” below) or “non-collective action clauses” (as described in “Description of the Debt Securities—Events of Default— Non-Collective Action Debt Securities” and “—Modifications and Amendments; Debt Securityholders’ Meetings—Non-Collective Action Debt Securities”);

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

•	other specific provisions.

The Republic may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates.

Depending on the terms of the debt securities issued by the Republic, the prospectus supplement relating to the debt securities may also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, the Republic will pay the principal, premium and interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. The Republic will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, the Republic will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement or debt securities, the Republic will pay interest by check, payable to the registered holder.

If the Republic issues any debt securities in bearer form, it will make any payments on debt securities in bearer form at the offices and agencies of the fiscal agent or any other paying agent outside the United States as the Republic may designate. At the option of the holder of the bearer debt securities, the Republic will make such payments by check or by transfer to an account maintained by the holder with a bank located outside of the United States. The Republic will not make payments on bearer debt securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, the Republic will not make any payment by mail to an address in the United States or by transfer to an account maintained by a holder of bearer debt securities with a bank in the United States. Nevertheless, the Republic will make payments on a bearer debt security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to the Republic.

If the Republic issues bearer debt securities, the Republic will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

Any funds held by the fiscal agent or paying agent in respect of any debt securities remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent or paying agent to the Republic. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid, and you may look only to the Republic for any payment under the debt securities.

Under Korean law, you will not be permitted to file a claim against the Republic for payment of principal or interest on any series of debt securities unless you do so within five years from the date on which such payment was due; provided, however, in the event one or more payments of interest on any particular series of debt securities is to be made within one year, you will not be permitted to file a claim against the Republic for the payment of such interest unless you do so within the three-year period commencing the date on which such interest payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, the Republic anticipates that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the fiscal agency agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from the Republic.

The Republic understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

The Republic will register debt securities in the name of a person other than the depositary or its nominee only if:

•	the depositary for a series of debt securities is unwilling or unable to continue as depositary; or

•	the Republic determines, in its sole discretion, not to have a series of debt securities represented by a global security.

In either such instance, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, the Republic expects the depositary to credit the depositary’s participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. The Republic also expects that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. The Republic has no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. The Republic also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

The Republic may issue debt securities in a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear Bank SA/NV, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

Additional Amounts

The Republic will make all payments of principal of, and premium and interest, if any, on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. In that event, the Republic will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

The Republic will not pay, however, any additional amounts if you are liable for Korean tax because:

•	you are connected with the Republic other than by merely owning the debt security or receiving income or payments on the debt security;

•

you failed to comply with any certification or other reporting requirement concerning your nationality, residence, identity or connection with the Republic, or any of its political subdivisions or taxing authorities, and the Republic, or any of its political subdivisions or taxing authorities requires compliance with these reporting requirements as a precondition to exemption from Korean withholding taxes; or

•

you failed to present your debt security for payment within 30 days of when the payment is due or, if the fiscal agent did not receive the money prior to the due date, the date notice is given to holders that the fiscal agent has received the full amount due to holders.

The Republic will not pay any additional amounts for taxes on the debt securities except for taxes payable through deduction or withholding from payments of principal, premium or interest. Examples of the types of taxes for which the Republic will not pay additional amounts include the following: estate or inheritance taxes, gift taxes, sales or transfer taxes, personal property or similar taxes, assessments or other governmental charges. The Republic will pay stamp or other similar taxes that may be imposed by the Republic, the United States or any political subdivision or taxing authority in one of those two countries in connection with the execution of the fiscal agency agreement or the issuance of the debt securities. Upon request, the Republic will provide holders with copies of official receipts (or other comparable documentation) evidencing the payment of any Korean withholding tax withheld or deducted from payments on the debt securities.

Status of Debt Securities

The debt securities will constitute direct, general, unconditional and unsubordinated External Indebtedness of the Republic for which the full faith and credit of the Republic is pledged. The debt securities will rank without any preference among themselves and equally with all other unsubordinated External Indebtedness of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the debt securities ratably with payments being made under any other External Indebtedness of the Republic.

“External Indebtedness” means all obligations of the Republic in respect of money borrowed and guarantees given by the Republic in respect of money borrowed by others, payable by its terms or at the option of its holder in any currency other than the currency of Korea.

Negative Pledge Covenant

If any debt securities of a series are outstanding, the Republic will not create or permit to subsist any Security Interests on the Republic’s assets as security for any of the Republic’s Public External Indebtedness unless the debt securities are secured equally and ratably with such Public External Indebtedness. However, the Republic may create or permit Security Interests:

(a)

upon any property or asset (or any interest in properties or assets) at the time of their purchase, improvement, construction, development or redevelopment, solely as security for the payment of the purchase, improvement, construction, development or redevelopment costs of such property or assets, provided that (1) such Security Interest does not extend to any other assets or revenues of the Republic and (2) in the case of construction, the Security Interest may extend to unimproved real property for the construction;

(b)

securing Public External Indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project, provided that (1) the holders of the Public External Indebtedness expressly agree to limit their recourse to the assets and revenues of the project as their principal source of repayment and (2) the property over which the Security Interest is granted consists solely of the assets and revenues of the project (provided that in the case of construction, the Security Interest may extend to unimproved real property for the construction and to any trust account into which the proceeds of the offering creating such Public External Indebtedness may be temporarily deposited pending use in connection with such construction);

(c)	arising in the ordinary course of borrowing activities of the Republic to secure Public External Indebtedness with a maturity of one year or less;

(d)

existing on any property or asset at the time of its acquisition (or arising after its acquisition pursuant to an agreement entered into prior to, and not in contemplation of, such acquisition), and extensions and renewals of such Security Interest limited to the original property or asset covered thereby and securing any extension or renewal of the original secured financing;

(e)

arising out of the renewal, extension or replacement of any Public External Indebtedness permitted under paragraphs (a) or (c) above; provided, however, that the principal amount of such Public External Indebtedness is not increased;

(f)

which (1) arises pursuant to an attachment, distraint or similar legal process arising in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and in which the secured claims are being contested in good faith by appropriate proceedings or (2) secures the reimbursement obligation under any bond given in connection with the release of property from any Security Interest referred to in (1) above, provided that in each of (1) and (2), such Security Interest is released or discharged within one year of its imposition;

(g)	in existence as of the date of issuance of the debt securities of a series; and

(h)	arising by operation of law, provided that the Republic may not create such Security Interest solely for the purpose of securing any Public External Indebtedness.

“Security Interest” means any lien, pledge, mortgage, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest.

“Public External Indebtedness” means any External Indebtedness represented by bonds, notes, debentures or other securities that are or were intended to be quoted, listed or traded on any securities exchange or other securities market.

The international reserves of The Bank of Korea represent substantially all of the official gross international reserves of the Republic. Because The Bank of Korea is an independent entity, the Republic is of the view that international reserves owned by The Bank of Korea are not subject to the negative pledge covenant in the debt securities and that The Bank of Korea could in the future incur Public External Indebtedness secured by such reserves without securing amounts payable under the debt securities.

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

(a)	the Republic fails to pay principal or interest or premium or deposit any sinking fund payment on any debt securities of the series when due and such failure to pay continues for 30 days;

(b)

the Republic fails to perform or breaches any of the covenants or agreements in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered to the Republic at the office of the fiscal agent by holders representing at least 10% of the aggregate principal amount of the debt securities of the series;

(c)	the Republic fails to make any payment in respect of:

(1)

Public External Indebtedness (other than Public External Indebtedness constituting guarantees by the Republic) in an aggregate principal amount in excess of US$30,000,000, or its equivalent in any other currency, when due, and such failure continues beyond the applicable grace period (whether at maturity, upon acceleration by reason of any default or otherwise); or

(2)

any Public External Indebtedness constituting guarantees by the Republic in an aggregate principal amount in excess of US$30,000,000, or its equivalent in any other currency, when due (whether at maturity, upon acceleration by reason of default or otherwise), and such failure continues until the earlier of (A) the expiration of any applicable grace period or 30 days, whichever is longer, or (B) the acceleration of any such Public External Indebtedness by any holder thereof; or

(d)	the Republic declares a moratorium on the payment of any Public External Indebtedness.

You should note that:

•	the Republic is not required to provide periodic evidence of the absence of defaults; and

•	the fiscal agency agreement does not require the Republic to notify holders of the debt securities of an event of default or grant any debt security holder a right to examine the security register.

Non-Collective Action Debt Securities

The following provisions apply to any series of debt securities that are not “collective action debt securities” (as described below). These securities are referred to in this prospectus as “non-collective action debt securities”.

Upon the occurrence of an event of default:

•

in the case of any event of default described in clause (b), the holders of at least 25% in aggregate principal amount of all non-collective action debt securities of that series (not counting debt securities held by the Republic) then outstanding may by written demand given to the Republic, with a copy to the fiscal agent, declare the non-collective action debt securities of that series held by it to be immediately due and payable; or

•

in the case of any other event of default, each holder of non-collective action debt securities of that series may by written demand given to the Republic, with a copy to the fiscal agent, declare the non- collective action debt securities of that series held by it to be immediately due and payable, and upon such declaration the principal and interest accrued on the relevant non-collective action debt securities will become immediately due and payable upon the date that such written notices are received at the office of the fiscal agent, unless prior to such date all events of default in respect of the relevant non-collective action debt securities has been cured.

Collective Action Debt Securities

The following provisions apply to any series of debt securities that are “collective action debt securities” as described below.

The following provisions and the provisions regarding voting on amendments, modifications and waivers described under “—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities” are referred to in this prospectus as “collective action clauses” and any series of debt securities that are subject to the collective action clauses are referred to in this prospectus as “collective action debt securities”.

If any of the events of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of all debt securities of that series outstanding (as described in “—Modifications and Amendments; Debt Securityholders’ Meetings—Collective Action Debt Securities”) may, by written notice to the fiscal agent, declare all debt securities of that series to be due and payable immediately.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the relevant debt securities will become immediately due and payable on the date the Republic receives written notice of the declaration, unless the Republic has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the outstanding relevant debt securities may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Enhanced Collective Action Debt Securities

The following provisions apply to any series of debt securities that are “enhanced collective action debt securities” as described below.

The following provisions and the provisions regarding voting on amendments, modifications and waivers described under “—Modifications and Amendments; Debt Securityholders’ Meetings—Enhanced Collective Action Debt Securities” are referred to in this prospectus as “enhanced collective action clauses” and any series of debt securities that are subject to the enhanced collective action clauses are referred to in this prospectus as “enhanced collective action debt securities”.

If any of the events of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of all enhanced collective action debt securities of that series outstanding (as described in “—Modifications and Amendments; Debt Securityholders’ Meetings—Enhanced Collective Action Debt Securities”) may, by written notice to the fiscal agent, declare all enhanced collective action debt securities of that series to be due and payable immediately.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the relevant enhanced collective action debt securities will become immediately due and payable on the date the Republic receives written notice of the declaration, unless the Republic has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the outstanding relevant enhanced collective action debt securities may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Modifications and Amendments; Debt Securityholders’ Meetings

Non-Collective Action Debt Securities

The following provisions apply to any non-collective action debt securities.

Each holder of a series of non-collective action debt securities must consent to any amendment or modification of the terms of that series of non-collective action debt securities or the fiscal agency agreement that would, among other things:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of, or the interest rate on, or any premium payable upon redemption of any debt security of such series;

•	change the currency or place of payment of principal, interest or premium on debt securities of that series; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the fiscal agency agreement or the terms of such series of debt securities.

The Republic and the fiscal agent may, with the exception of the above changes, either (a) at a meeting duly called and held as described below, upon the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the non-collective action debt securities of a series then outstanding that are represented at the meeting or (b) with the written consent of the holders of at least 66 2/3% in aggregate principal amount of the non-collective action debt securities of a series that are outstanding, modify and amend other terms of that series of non-collective action debt securities.

The Republic may at any time call a meeting of the holders of a series of non-collective action debt securities to seek the holders of the debt securities’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Republic. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of non-collective action debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series by providing to the fiscal agent a written request setting forth in reasonable detail the action proposed to be taken at the meeting.

Holders of non-collective action debt securities who hold, in the aggregate, a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting. At the reconvening of any meeting adjourned for a lack of a quorum, the persons entitled to vote 25% in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum for taking any action set out in the original notice. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a debt security holder. The fiscal agent may make all rules governing the conduct of any meeting.

No consent of holders is or will be required for any modification or amendment requested by the Republic or by the fiscal agent to:

•	add covenants made by the Republic that benefit holders of any series of non-collective action debt securities;

•	surrender any right or power of the Republic;

•	provide security or collateral for any series of non-collective action debt securities;

•	cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or any series of non-collective action debt securities; or

•

amend the fiscal agency agreement or any series of non-collective action debt securities in any manner which would not be inconsistent with such debt securities and would not adversely affect the interests of any holder of the affected debt securities.

Collective Action Debt Securities

The following provisions apply to any collective action debt securities.

The Republic may call a meeting of the holders of a series of collective action debt securities at any time regarding the fiscal agency agreement or the debt securities. The Republic will determine the time and place of the meeting. The Republic will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, the fiscal agent will call a meeting of the holders of a series of collective action debt securities if the holders of at least 10% of the aggregate principal amount of the outstanding debt securities have delivered a written request to the fiscal agent setting forth the action they propose to take. The fiscal agent will notify the holders of the time, place and purpose of any meeting called by the holders not less than 30 and not more than 60 days before the meeting.

Only holders of a series of collective action debt securities and their proxies are entitled to vote at a meeting of holders. Holders or proxies representing a majority of the aggregate principal amount of the outstanding collective action debt securities will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the aggregate principal amount of that series of outstanding collective action debt securities will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss reserved matters, which are specified below, holders or proxies representing 75% of the aggregate principal amount of that series of outstanding debt securities will constitute a quorum, and at the reconvening of any such meeting adjourned for a lack of a quorum, the persons entitled to vote 75% of the aggregate principal amount of that series of outstanding debt securities shall constitute a quorum for the taking of any action set forth in the original meeting. The fiscal agent may set the procedures governing the conduct of the meeting.

The Republic, the fiscal agent and the holders may amend, modify, supplement or waive the terms of the collective action debt securities (other than reserved matters specified below and matters that do not require consent of any holder of the debt securities for amendment described below) or the fiscal agency agreement:

•	with the affirmative vote of the holders of not less than 66 2/3% of the aggregate principal amount of that series of outstanding debt securities that are represented at a meeting; or

•	with the written consent of the holders of 66 2/3% of the aggregate principal amount of that series of outstanding debt securities.

However, the holders of not less than 75% of the aggregate principal amount of that series of outstanding collective action debt securities, voting at a meeting or by written consent, must consent to any amendment, modification, supplement or waiver of the terms of the collective action debt securities or the fiscal agency agreement that would:

•	change the due dates for the payment of principal of or interest on the debt securities;

•	reduce any amounts payable on the debt securities;

•	reduce the amount of principal payable upon acceleration of the maturity of the debt securities;

•	change the payment currency or places of payment for the debt securities;

•	permit early redemption of the debt securities or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•

reduce the percentage of holders of the debt securities whose vote or consent is needed to amend, supplement or modify the fiscal agency agreement (as it relates to the debt securities) or the terms and conditions of the debt securities or to take any other action with respect to the debt securities or change the definition of “outstanding” with respect to the debt securities;

•	change the Republic’s obligation to pay any additional amounts;

•	change the governing law provision of the debt securities;

•

change the courts to the jurisdiction of which the Republic has submitted, the Republic’s obligation to appoint and maintain an agent for service of process in the Borough of Manhattan, The City of New York or the Republic’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the debt securities;

•	in connection with an exchange offer for the debt securities, amend any event of default under the debt securities; or

•	change the status of the debt securities, as described under “—Status of Debt Securities”.

The above matters are referred to in this prospectus as “reserved matters.” A change to a reserved matter, including the payment terms of a series of collective action debt securities, can be made without the consent of holders of debt securities of that series, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities of that series) agree to the change.

The Republic and the fiscal agent may, without the vote or consent of any holder of the collective action debt securities, amend the fiscal agency agreement or the collective action debt securities to:

•	add covenants made by the Republic that benefit holders of the debt securities;

•	surrender any right or power of the Republic;

•	provide security or collateral for the debt securities;

•	cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or the debt securities; or

•

amend the fiscal agency agreement or the debt securities in any manner which would not be inconsistent with the debt securities and would not adversely affect the interests of any holder of the debt securities.

For purposes of determining the “outstanding” principal amount of any collective action debt securities and whether the required percentage of holders of any collective action debt securities has approved any amendment, modification, supplement or waiver of the terms of the debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities, any debt securities owned, directly or indirectly, by the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means The Bank of Korea, any department, ministry or agency of the Republic or any corporation, trust, financial institution or other entity majority-owned and controlled by the Republic or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Enhanced Collective Action Debt Securities

The following provisions apply to any enhanced collective action debt securities.

The Republic may call a meeting of the holders of a series of enhanced collective action debt securities at any time regarding the fiscal agency agreement or the debt securities. The Republic will determine the time and place of the meeting. The Republic will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, the fiscal agent will call a meeting of the holders of a series of enhanced collective action debt securities if the holders of at least 10% of the aggregate principal amount of the outstanding debt securities have delivered a written request to the fiscal agent setting forth the action they propose to take. The fiscal agent will notify the holders of the time, place and purpose of any meeting called by the holders not less than 30 and not more than 60 days before the meeting.

Only holders of a series of enhanced collective action debt securities and their proxies are entitled to vote at a meeting of holders. The Republic will set the procedures governing the conduct of the meeting and if additional procedures are required, the Republic, in consultation with the fiscal agent, will establish such procedures as are customary in the market.

Modifications may also be approved by holders of enhanced collective action debt securities pursuant to written action with the consent of the requisite percentage of enhanced collective action debt securities of the relevant series. The Republic will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by the Republic.

The holders of a series of enhanced collective action debt securities may generally approve any proposal by the Republic to modify or take action with respect to the fiscal agency agreement or the terms of the enhanced collective action debt securities of that series with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the enhanced collective action debt securities of that series.

Holders of any series of enhanced collective action debt securities issued under the fiscal agency agreement may approve, by vote or consent through one of three modification methods described below, any modification, amendment, supplement or waiver proposed by the Republic that would do any of the following (such subjects referred to as “enhanced reserved matters”) with respect to such series of enhanced collective action debt securities:

•	change the due dates for the payment of principal of (or premium, if any) or interest on the debt securities;

•

reduce the amount of principal amount of the debt securities, the interest rate thereon, the premium payable upon redemption thereof, or the portion of such principal amount which is payable upon acceleration of the maturity of the debt securities;

•	change the payment currency or places of payment for the debt securities;

•

shorten the period during which the Republic is not permitted to redeem the debt securities, or permit the Republic to redeem the debt securities if, prior to such action, the Republic is not permitted to do so;

•

reduce the percentage of holders of the debt securities whose vote or consent is needed to modify, amend, supplement or waive the fiscal agency agreement (as it relates to the debt securities) or the terms and conditions of the debt securities or to take any other action with respect to the debt securities or change the definition of “outstanding” with respect to the debt securities;

•	change the definition of “uniformly applicable” or “enhanced reserved matter modification”;

•	change the identity of the obligor;

•	change the Republic’s obligation to pay any additional amounts;

•	change the governing law provision of the debt securities;

•

change the courts to the jurisdiction of which the Republic has submitted, the Republic’s obligation to appoint and maintain an agent for service of process in the Borough of Manhattan, The City of New York or the Republic’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the debt securities;

•	in connection with an exchange offer for the debt securities, amend any event of default under the debt securities; or

•	change the status of the debt securities, as described under “—Status of Debt Securities”.

A change to an enhanced reserved matter, including the payment terms of the enhanced collective action debt securities of any series, can be made without your consent as long as the change is approved, pursuant to one of the three following modification methods by vote or consent by:

•

in the case of a proposed modification to a single series of enhanced collective action debt securities, the holders of more than 75% of the aggregate principal amount of the outstanding enhanced collective action debt securities of that series;

•

where such proposed modification would affect the outstanding enhanced collective action debt securities of any two or more series issued under the fiscal agency agreement, the holders of more than 75% of the aggregate principal amount of the outstanding enhanced collective action debt securities of all series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•

where such proposed modification would affect the outstanding enhanced collective action debt securities of any two or more series issued under the fiscal agency agreement, whether or not the “uniformly applicable” requirements are met, (i) the holders of more than 66 2/3% of the aggregate principal amount of the outstanding enhanced collective action debt securities of all series affected by the proposed modification, taken in the aggregate, and (ii) the holders of more than 50% of the aggregate principal amount of the outstanding enhanced collective action debt securities of each series affected by the modification, taken individually.

Any modification consented to or approved by the holders of enhanced collective action debt securities pursuant to the above provisions will be conclusive and binding on all holders of the relevant series of enhanced collective action debt securities or all holders of all series of enhanced collective action debt securities affected by a cross-series modification, as the case may be, whether or not they have given such consent or approval, and on all future holders of those enhanced collective action debt securities whether or not notation of such modification is made upon the enhanced collective action debt securities. Any instrument given by or on behalf of any holder of an enhanced collective action debt security in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of that enhanced collective action debt security.

The Republic may select, in its discretion, any modification method for an enhanced reserved matter modification in accordance with the fiscal agency agreement and to designate which series of enhanced collective action debt securities will be included for approval in the aggregate of modifications affecting two or more series of enhanced collective action debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation.

“Uniformly applicable,” as referred to above, means a modification by which holders of enhanced collective action debt securities of any series affected by that modification are invited to exchange, convert or substitute their enhanced collective action debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of enhanced collective action debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of enhanced collective action debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of enhanced collective action debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of enhanced collective action debt securities of any series affected by that modification electing the same option under such menu of instruments).

The Republic and the fiscal agent may, without the vote or consent of any holder of the enhanced collective action debt securities, amend the fiscal agency agreement or the enhanced collective action debt securities to:

•	add covenants made by the Republic that benefit holders of the debt securities;

•	surrender any right or power of the Republic;

•	provide security or collateral for the debt securities;

•	cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or the debt securities; or

•

amend the fiscal agency agreement or the debt securities in any manner which would not be inconsistent with the debt securities and would not adversely affect the interests of any holder of the debt securities.

Before soliciting any consent or vote of any holder of enhanced collective action debt securities for any change to an enhanced reserved matter, the Republic will provide the following information to the fiscal agent for distribution to the holders of enhanced collective action debt securities of any series that would be affected by the proposed modification:

•

a description of the Republic’s economic and financial circumstances that are in the Republic’s opinion, relevant to the request for the proposed modification, a description of the Republic’s existing debts and description of its broad policy reform program and provisional macroeconomic outlook;

•

if the Republic shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•

a description of the Republic’s proposed treatment of foreign debt instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•	if the Republic is then seeking any enhanced reserved matter modification affecting any other series of debt securities, a description of that proposed modification.

For purposes of determining the “outstanding” principal amount of any enhanced collective action debt securities and whether the required percentage of holders of any enhanced collective action debt securities has approved any amendment, modification, supplement or waiver of the terms of the debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities, any debt securities owned, directly or indirectly, by the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means The Bank of Korea, any department, ministry or agency of the Republic or any corporation, trust, financial institution or other entity majority-owned and controlled by the Republic or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Fiscal Agent

The fiscal agency agreement governs the duties of each fiscal agent. The Republic may maintain bank accounts and a banking relationship with each fiscal agent. The fiscal agent is an agent of the Republic and does not act as a trustee for the holders of the debt securities.

Further Issues of Debt Securities

The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of debt securities (or that are the same except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series.

Governing Law, Jurisdiction, Consent to Service and Enforceability

The debt securities will be governed by the laws of the State of New York, except for the Republic’s authorization, execution and delivery and any other matters that must be governed by the laws of the Republic.

It may be difficult for investors to obtain or enforce judgments against the Republic. The Republic is a foreign sovereign. Foreign sovereigns are generally immune from lawsuits and from the enforcement of judgments under U.S. law. Foreign sovereigns may waive this immunity and limited exceptions to this rule are spelled out in the U.S. Foreign Sovereign Immunities Act of 1976.

The Republic has agreed to submit to the jurisdiction of any state or federal court in The City of New York, for lawsuits brought by investors on the debt securities. Investors may also bring action against the Republic in appropriate Korean courts. The Republic will appoint its Consul in New York as its authorized agent to receive any process that may be served in an action brought by an investor. The Korean Consulate General in New York is located at 460 Park Avenue, 9th Floor, New York, New York 10022. Notwithstanding the foregoing, the Republic’s consent to jurisdiction does not extend to actions brought against the Republic arising out of or based upon U.S. federal securities laws or any state securities laws, and the Consul of the Republic in New York is not the agent for service of process relating to actions arising out of or based upon U.S. federal securities laws or any state securities laws.

In addition, the Republic will waive its right to claim immunity for any lawsuits brought by investors in courts present in The City of New York or in any appropriate court in the Republic, provided that under Korean law no execution or attachment can be issued out of any court in the Republic for enforcing any judgment or order against any assets of the Government other than cash assets. Such a waiver will constitute only a limited and specific waiver for the purposes of the debt securities and under no circumstances shall it be interpreted as a general waiver by the Republic or a waiver with respect to proceedings unrelated to the debt securities. Further, the Republic will not agree to waive its right to immunity with regard to:

•	actions brought against the Republic under U.S. federal securities laws or any state securities laws;

•	present or future “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed in 1961;

•	“consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963; and

•	any other property or assets (including property or assets for military, governmental or public purposes) other than cash.

Thus, the Republic may assert immunity to such actions or with respect to such property or assets. Investors may have difficulty making any claims based upon such securities laws or enforcing judgments against the property or assets described above.

In original actions brought before Korean courts, there is doubt as to the enforceability of civil liabilities based on the U.S. federal securities laws. A judgment obtained against the Republic in a foreign court having valid jurisdiction in accordance with the international jurisdiction principles under Korean law and applicable treaties may be recognized and enforced by the courts of the Republic in an action brought to enforce such judgment, if:

•	the judgment is final and conclusive;

•

the party against whom such judgment was awarded received service of process (other than by publication or similar means) in sufficient time to prepare its defense in conformity with the laws of the jurisdiction of the court rendering judgment or such party responded to the action without being served with process;

•	recognition of such judgment is not contrary to the Republic’s public policy; and

•

under similar circumstances such foreign court would recognize and enforce a comparable judgment of Korean courts or the requirements to recognize and enforce a judgment of Korean courts in such foreign court are not considerably prejudicial or substantially different as compared to the requirements to recognize and enforce judgments of such foreign courts in Korea.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

Except as may otherwise be provided in the prospectus supplement applicable thereto, bearer securities (including bearer securities in global form) will not be offered, sold or delivered within the United States or its possessions or to you, if you are a United States person, except in certain circumstances permitted by United States tax regulations. If so specified in the applicable prospectus supplement, bearer securities will initially be represented by one or more temporary global securities (without interest coupons) to be deposited with a common depositary in London for Euroclear and Clearstream for credit to designated accounts. Unless otherwise indicated in the applicable prospectus supplement:

•

each such temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days following its issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations, provided that in no event will any bearer security be mailed or otherwise delivered to any location in the United States in connection with such exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date therefor occurring prior to the issuance of definitive bearer securities in exchange for such temporary global security will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in the United States tax regulations.

Bearer securities (other than temporary global debt securities) with a maturity greater than one year and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in such legend provide that a United States person (other than a financial institution described in such sections and the regulations promulgated thereunder or a United States person holding through such a financial institution) who holds a bearer security or coupon will not be allowed to deduct any loss realized on the sale, exchange or redemption of such bearer security and any gain (which might otherwise be characterized as capital gain) recognized on such sale, exchange or redemption will be treated as ordinary income. Terms used in this paragraph have the meanings given to them by the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

TAXATION

The following discussion summarizes certain Korean and U.S. federal income tax considerations that may be relevant to you if you invest in the debt securities. This summary is based on laws, regulations, rulings and decisions now in effect, which may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of investing in the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Korean Taxation

The following summary of Korean tax consideration applies to you so long as you are not:

•	a resident of Korea;

•	a corporation having its head office or principal place of business, or place of effective management in Korea (a Korean corporation); or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Interest

Under current Korean tax laws in effect, when the Republic makes payments of interest to you on the debt securities, as long as such debt securities are denominated in a currency other than Won and the issuance of such debt securities is deemed to be an overseas issuance under the Special Tax Treatment Control Law of Korea, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

Capital Gains

Capital gains earned by you from the sale of the debt securities denominated in a currency other than Won to non-residents of Korea (other than to their permanent establishments in Korea) will not be subject to any Korean income or withholding taxes. In addition, capital gains earned by you from the transfer of the debt securities denominated in a currency other than Won taking place outside of Korea are currently exempt from taxes under the Special Tax Treatment Control Law of Korea, provided that the issuance of such debt securities is deemed to be an overseas issuance under the Special Tax Treatment Control Law of Korea. If you sell or otherwise dispose of such debt securities to a Korean resident or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation) and such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of 11% of gross sale proceeds with respect to transactions or (subject to the production of satisfactory evidence of the acquisition cost and certain direct transaction costs of the debt securities) 22% of net gain), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the debt securities, regardless of whether the disposition is to a Korean resident. Furthermore, in order to claim the benefit of a tax exemption available under the applicable tax treaties, you should submit to the payer of such Korean source income an application for exemption under a tax treaty along with a certificate of the non-resident holder’s tax residence issued by a competent authority of your residence country as the beneficial owner (“BO Application”). Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO Application to such OIV, which must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such income. The withholding agent is required to submit such application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

Stamp Taxes

You generally will not be subject to any Korean transfer tax, stamp duty or similar documentary tax in respect of or in connection with a transfer of the debt security.

Inheritance Tax and Gift Tax

If you die while you are the holder of the debt securities, the subsequent transfer of the debt securities by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer the debt securities as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so. At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in the debt securities and are a U.S. holder. With respect to U.S. holders, the discussion set forth below is applicable to U.S. holders (i) who are residents of the United States for purposes of the current Convention Between the United States of America and The Republic of Korea for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and the Encouragement of International Trade and Investment (the “Treaty”), (ii) whose debt securities are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Treaty. For U.S. federal income tax purposes, you will be a U.S. holder if you are the beneficial owner of a debt security and are an individual who is a citizen or resident of the United States, a U.S. domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of your investment in a debt security. This summary deals only with U.S. holders that hold the debt securities as capital assets. This summary does not apply to you if you are an investor that is subject to special tax rules, such as:

•	a bank or thrift;

•	a real estate investment trust;

•	a regulated investment company;

•	an insurance company;

•	a dealer in securities or currencies;

•	a trader in securities or commodities that elects mark-to-market treatment;

•	a person that will hold the debt securities as a hedge against interest rate or currency risk or as a position in a “straddle” or conversion transaction;

•	nonresident alien individuals present in the United States for more than 182 days in a taxable year;

•	a person liable for alternative minimum tax;

•	an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes or any partners therein;

•	a tax-exempt organization; or

•	a person whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. The discussion below assumes that all debt securities issued will be properly classified for U.S. federal income tax purposes as the Republic’s indebtedness, and you should note that in the event of an alternative characterization, the tax consequences would differ from those discussed below. Any special U.S. federal income tax considerations relevant to a particular issue of the debt securities will be provided in the applicable prospectus supplement. This summary does not discuss the treatment of persons that are not U.S. holders.

This summary addresses only U.S. federal income tax consequences, and does not address consequences arising under state, local, non-U.S. tax laws or the Medicare tax on net investment income or under special timing rules prescribed under section 451(b) of the Code. You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Because bearer securities cannot be offered or sold in connection with their initial distribution to U.S. citizens or residents (or to other persons located in the United States), this summary does not discuss special tax considerations relevant to the ownership and disposal of bearer securities by U.S. holders.

Payments or Accruals of Interest and Additional Amounts

Payments or accruals of “qualified stated interest” (as defined below) on a debt security, but excluding any pre-issuance accrued interest, will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security denominated in a currency other than U.S. dollars (a “Foreign Currency Note”), the amount of interest income you will realize will be the U.S. dollar value of such foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. No exchange gain or loss is recognized with respect to the receipt of such payment. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period, or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within each taxable year. Alternatively, as an accrual-basis U.S. holder you may elect to translate all interest income on a Foreign Currency Note at the spot rate on the last day of the accrual period, or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year, or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the U.S. Internal Revenue Service (the “IRS”). If you are an accrual-basis U.S. holder you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. Amounts attributable to pre-issuance accrued interest will generally not be includible in income, except to the extent of foreign currency gain or loss attributable to any changes in exchange rates during the period between the date you acquire the Foreign Currency Note and the first interest payment date. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Subject to generally applicable limitations and conditions, Korean interest withholding tax paid at the appropriate rate applicable to you may be eligible for credit against your U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS in regulations promulgated in December 2021, and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for you. If you consistently elect to apply a modified version of the U.S. foreign tax credit rules under recently issued temporary guidance and comply with specific requirements set forth in such guidance, the Korean tax on interest generally will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on interest is uncertain and the Republic has not determined whether these requirements have been met. If the Korean interest tax is not a creditable tax for you or you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, you may be able to deduct the Korean tax in computing your taxable income for U.S. federal income tax purposes. Interest and Additional Amounts will constitute income from sources without the United States and, if you elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You should consult your tax adviser regarding the application of these rules to your particular situations.

Purchase, Sale and Retirement of Debt Securities

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a Foreign Currency Note, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the Foreign Currency Note is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis U.S. holder that makes a special election, then you will determine the U.S. dollar value of the cost of the Foreign Currency Note by translating the amount of the foreign currency that you paid for the Note at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a Foreign Currency Note in respect of original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a Foreign Currency Note, you generally will not have any taxable gain or loss as a result of the purchase.

When you sell or exchange a debt security, or if a debt security is redeemed or retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above, and your adjusted tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the redemption or retirement of a debt security, the amount you will realize for U.S. federal income tax purposes generally will be the U.S. dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date such debt security is disposed of or retired. If you dispose of a Foreign Currency Note that is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis U.S. holder that makes a special election, then you will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale, exchange, redemption or retirement.

The special election available to you if you are an accrual-basis U.S. holder in respect of the purchase and sale of Foreign Currency Notes traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with respect to short-term debt securities, market discount, foreign currency gain or loss and with respect to contingent payment debt instruments, which this summary generally does not discuss, the gain or loss that you recognize on the sale, exchange, redemption or retirement of a debt security generally will be treated as capital gain or loss, and, if you have held the debt security for more than one year, long-term capital gain or loss. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual investors. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Under the foreign tax credit requirements adopted by the IRS in regulations promulgated in December 2021, a U.S. holder generally will not be entitled to credit any Korean tax imposed on the sale or other disposition of a debt security against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of a debt security generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the Korean tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the debt security even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You should consult your tax adviser regarding the application of the foreign tax credit rules to a sale or other disposition of the debt security and any Korean tax imposed on such sale or disposition.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange, redemption or retirement of a Foreign Currency Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the Note. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the Foreign Currency Note.

Original Issue Discount

If the Republic issues debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of whole years to their maturity (the “de minimis threshold”), the debt securities will be “Original Issue Discount Notes.” The difference between the issue price and the stated redemption price at maturity of the debt securities generally will be the “original issue discount.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities included in the issue of which the specified debt securities are a part are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by the Republic, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices. Interest is payable at a single fixed rate only if the rate appropriately takes into account the length of the interval between payments. Notice will be given in the applicable prospectus supplement when the Republic determines that a particular debt security will bear interest that is not qualified stated interest.

If you invest in Original Issue Discount Notes you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Code and certain Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Note you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, before you receive the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Note with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Note allocable to each accrual period other than the final accrual period is an amount equal to the excess, if any of:

(i)

the product of the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over

(ii)	the sum of any qualified stated interest allocable to that accrual period.

Original issue discount allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating original issue discount for an initial short accrual period.

The “adjusted issue price” of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of original issue discount allocable to all prior accrual periods (determined without regard to the amortization of any premium or acquisition premium, as described below), reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Note, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, and then as a payment of principal. The “yield to maturity” of a debt security is the discount rate that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Note denominated in U.S. dollars will generally be less in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

In the case of an Original Issue Discount Note that is a floating rate debt security, both the “yield to maturity” and the qualified stated interest generally will be determined for these purposes as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Interest on a floating rate debt security generally will be treated as qualified stated interest and such a debt security generally will not be treated as an Original Issue Discount Note solely as a result of the fact that it provides for interest at a variable rate. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index, or if the principal amount of the debt security is indexed in any manner.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed under “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis. You should consult with your tax adviser about this election.

In the case of an Original Issue Discount Note that is also a Foreign Currency Note, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the applicable foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period, or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period. Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period, or the last day of the taxable year, for an accrual period that spans two taxable years, or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption “Payments or Accruals of Interest and Additional Amounts” above. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Note that is also a Foreign Currency Note you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note that is also a Foreign Currency Note, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of such Original Issue Discount Note, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

A subsequent U.S. holder of an Original Issue Discount Note that purchases the Note at a cost less than its “remaining redemption amount” (as defined below), or an initial U.S. holder that purchases an Original Issue Discount Note at a price other than the Note’s issue price, also generally will be required to include in gross income the daily portions of OID, calculated as described above. However, if a U.S. holder acquires an Original Issue Discount Note for an amount that is greater than its adjusted issue price but equal to or less than its remaining redemption amount, such U.S. holder will be considered to have purchased that Original Issue Discount Note at an “acquisition premium.” Under the acquisition premium rules, the amount of original issue discount that such U.S. holder must include in gross income with respect to the Original Issue Discount Note for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year. The “remaining redemption amount” for a debt security is the total of all future payments to be made on the debt security other than payments of qualified stated interest.

Certain of the Original Issue Discount Notes may be redeemed prior to maturity, either at the Republic’s option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the prospectus supplement. Original Issue Discount Notes containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Notes with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the debt securities.

If a debt security provides for a scheduled accrual period that is longer than one year (for example, as a result of a long initial period on a debt security with interest that is generally paid on an annual basis), then stated interest on the debt security will not qualify as “qualified stated interest” under the applicable Treasury regulations. As a result, the debt security would be an Original Issue Discount Note. In that event, among other things, if you are a cash-method U.S. holder you will be required to accrue stated interest on the debt security under the rules for original issue discount described above, and regardless of your method of accounting for U.S. federal income tax purposes, you will be required to accrue original issue discount that would otherwise fall under the de minimis threshold.

Short-Term Debt Securities

The rules described above will also generally apply to debt securities with maturities of one year or less (“short- term debt securities”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Notes. Except as noted below, if you are a cash-basis U.S. holder of a short-term debt security and are not a bank, securities dealer, regulated investment company or common trust fund and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange, redemption or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and common trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash- or accrual-basis U.S. holder, if you are the holder of a short-term debt security you can elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about these features.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold during the taxable year of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Notes purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a Foreign Currency Note, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a Foreign Currency Note based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the Note and the exchange rate on the date when the holder acquired the Note. If you do not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount, or in the case of an Original Issue Discount Note, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands in the amount of such difference. In this case, any payment, other than qualified stated interest on, or any gain that you realize on the disposition of, the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a Foreign Currency Note in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the Foreign Currency Note.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the IRS. Any accrued market discount on a Foreign Currency Note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within your taxable year) and, upon disposition of the Foreign Currency Note, you will generally realize exchange gain or loss based on the difference between such average exchange rate and the exchange rate on the date of disposition.

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments

Special rules govern the tax treatment of certain debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest index. The Republic will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Foreign Currency Debt Securities and Reportable Transactions

A U.S. holder that participates in a “reportable transaction” will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. holder may be required to treat a foreign currency exchange loss relating to a Foreign Currency Note as a reportable transaction if the loss exceeds $50,000 in a single taxable year if the U.S. holder is an individual or trust, or higher amounts for other U.S. holders. In the event the acquisition, ownership or disposition of a Foreign Currency Note constitutes participation in a “reportable transaction” for purposes of these rules, you will be required to disclose your investment to the IRS, currently on IRS Form 8886. You should consult your tax adviser regarding the application of these rules to the acquisition, ownership or disposition of Foreign Currency Notes.

Specified Foreign Financial Assets

Individual U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include debt securities issued in certificated form) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. You should consult your tax adviser concerning the application of these rules to your investment in the debt securities, including the application of the rules to your particular circumstances.

Information Reporting and Backup Withholding

The paying agent must file information returns with the IRS in connection with payments made on debt securities to certain United States persons. You generally will not be subject to U.S. backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent, certify as to no loss of exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules, or you otherwise establish an exemption. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities (although you generally will not be subject to backup withholding tax if you satisfy the requirements described above). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

The Republic may sell the debt securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

In addition, the Republic may sell the debt securities through a combination of any of the above methods of sale. In some cases, the Republic or dealers acting with the Republic or on the Republic’s behalf may also purchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of the Republic’s securities through any of these methods or other methods described in the applicable prospectus supplement.

The prospectus supplement relating to a particular series of debt securities will state:

•	the names of any underwriters;

•	the purchase price of the securities;

•	the proceeds to the Republic from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agent commissions or other items constituting agents’ compensation;

•	the public offering price;

•	any discounts or concessions allowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the debt securities for its own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The debt securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, certain conditions must be satisfied before the underwriters become obligated to purchase securities from the Republic, and they will be obligated to purchase all of the debt securities if any are purchased. The underwriters may from time to time change without notice any public offering price of a particular series of debt securities and any discounts or concessions allowed or reallowed or paid to dealers.

If the Republic sells debt securities through agents, the prospectus supplement will identify the agent and indicate any commissions payable by the Republic. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis and will not acquire the debt securities for their own account. Agents may be deemed to be “underwriters” as that term is defined in the United States Securities Act of 1933, as amended, or the Securities Act.

The Republic may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from the Republic at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

The Republic may offer debt securities as consideration for the purchase of the Republic’s other debt securities, either in connection with a publicly announced tender offer or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of debt securities directly or through underwriters or agents. Agents and underwriters may be entitled to indemnification by the Republic against certain liabilities, including liabilities under the Securities Act or to contribution from the Republic with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters or their respective affiliates may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, the Republic, including in the ordinary course of business for which they may receive customary fees and expense reimbursement.

LEGAL MATTERS

Except as may otherwise be indicated in any prospectus supplement, the validity of any particular series of debt securities will be passed upon on behalf of the Republic by Cleary Gottlieb Steen & Hamilton LLP, United States counsel to the Republic, and Bae, Kim & Lee LLC, Korean counsel to the Republic. The validity of any particular series of debt securities will be passed upon on behalf of any underwriters or agents by United States and Korean counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVES IN THE UNITED STATES

The authorized representative of the Republic in the United States is Mr. Munkyu Park, Consul, Korean Consulate General in New York, located at 460 Park Avenue, 9th Floor, New York, New York 10022.

OFFICIAL STATEMENTS AND DOCUMENTS

The Minister of Economy and Finance of The Republic of Korea, in his official capacity, has supplied the information set out under “The Republic of Korea”. Such information is stated on his authority. The documents identified in the portion of this prospectus captioned “The Republic of Korea” as the sources of financial or statistical data are official public documents of the Republic or its agencies and instrumentalities.

FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement relating to the securities to be offered by this prospectus may contain future expectations, projections or “forward-looking statements”, as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this prospectus are forward-looking statements. Although the Republic believes that the expectations reflected in the forward-looking statements are reasonable, the Republic can give no assurance that such expectations will prove correct. This prospectus discloses important factors that could cause actual results to differ materially from the Republic’s expectations (“Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to the Republic or persons acting on the Republic’s behalf are expressly qualified in their entirety by the Cautionary Statements.

Factors that could adversely affect the future performance of the Korean economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of higher levels of market interest rates;

•

political uncertainty or increasing strife among or within political parties in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025;

•	the occurrence of severe health epidemics in Korea or other parts of the world, including the COVID-19 pandemic, swine or avian flu, Ebola or Middle East respiratory syndrome;

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing actions that the United States and other countries have taken or may take in the future, such as the imposition of sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as the United States, Europe, Japan and China, or in emerging market economies in Asia or elsewhere, including as a result of the deterioration of economic and trade relations among such countries or impositions of significant tariffs by any such country and increased uncertainties in the global financial markets and industry;

•	disruptions in the global supply chain for raw materials, natural resources, consumer goods, rare earth minerals, component parts and other supplies, including semiconductors;

•	interest rate fluctuations as well as perceived or actual changes in policy rates, or other monetary and fiscal policies set forth, by the U.S. Federal Reserve, Korea and other central banks;

•	rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or the Euro exchange rates or revaluation of the Chinese Yuan), interest rates, inflation rates or stock markets;

•	difficulties in the financial sectors and increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•

a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, which, together, would lead to an increased Government budget deficit as well as an increase in the Government’s debt;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	substantial changes in the market prices of Korean real estate;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•

the imposition of significant tariffs on the Republic’s exports by any of the Republic’s major export markets, such as the imposition of a 15% tariff on the Republic’s exports to the United States announced in July 2025;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts due to disruptions to the global supply chain;

•	social and labor unrest;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	a continued decrease in the population and birthrates in Korea;

•	geopolitical uncertainty and risk of further attacks by terrorist groups around the world;

•

a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from the hostilities in the Middle East following the Israel-Hamas war as well as in light of the ongoing Iran-Israel conflict) and Northern Africa and any material disruption in the supply of oil or sudden changes in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

FURTHER INFORMATION

The Republic filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act, and its related rules and regulations. You can find additional information concerning the Republic and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street N.E., Washington, D.C. 20549.

The Securities and Exchange Commission maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Any filings that the Republic makes electronically are available to the public over the Internet at the Securities and Exchange Commission’s website (http://www.sec.gov).

ISSUER

The Republic of Korea

Ministry of Economy and Finance

Sejong Government Complex

477 Galmae-ro

Sejong-si 30109

The Republic of Korea

LEGAL ADVISERS TO THE REPUBLIC OF KOREA

as to matters of Korean law Bae, Kim, & Lee LLC Centropolis B 26 Ujeongguk-ro, Jongno-gu Seoul 03161 The Republic of Korea	as to matters of United States law Cleary Gottlieb Steen & Hamilton LLP c/o 19th Floor, Ferrum Tower 19 Eulji-ro 5-gil, Jung-gu Seoul 04539 The Republic of Korea

LEGAL ADVISERS TO THE UNDERWRITERS

as to matters of Korean law Shin & Kim LLC 23F, D-Tower (D2) 17 Jongno 3-gil, Jongno-gu Seoul 03155 The Republic of Korea	as to matters of United States law Linklaters LLP 22nd Floor, Center One Building 26, Eulji-ro 5-gil, Jung-gu Seoul 04539 The Republic of Korea

FISCAL AGENT & PAYING AGENT

The Bank of New York Mellon

240 Greenwich Street

New York NY 10286

United States of America

SINGAPORE LISTING AGENT

Shook Lin & Bok LLP

1 Robinson Road

#18-00 AIA Tower

Singapore 048542

LONDON LISTING AGENT

Cleary Gottlieb Steen & Hamilton LLP

2 London Wall Place

London EC2Y 5AU

England

LUXEMBOURG LISTING AGENT

Arendt & Medernach SA

41A, Avenue John F.

Kennedy

L-2082

Luxembourg